
06060620

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BEST AVAILABLE COPY

Form CB

5-82139

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]


RECD S.E.C.
OCT 2 5 2006
1080

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Dual Exploration, Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Cyries Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

23281V103
(CUSIP Number of Class of Securities (if applicable))

David Gillis, 3200, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 4V6
(403) 262-9609
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2006
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Offer to Purchase dated October 24, 2006
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. **Informational Legends**

See "Notice to Shareholders in the United States" (following the cover page) in the Offer to Purchase dated October 24, 2006.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities regulatory authority has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise. This Offer has not been approved or disapproved by any securities regulatory authority nor has any regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 24, 2006


Cyries
ENERGY INC.

OFFER TO PURCHASE

all of the outstanding common shares of

DUAL EXPLORATION INC.

on the basis of

0.167 of a Common Share of Cyries Energy Inc. for each Common Share of Dual Exploration Inc.

Cyries Energy Inc. ("Cyries" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares ("Dual Shares") in the capital of Dual Exploration Inc. ("Dual"), including the Dual Shares which become outstanding upon exercise of Dual Options and Dual Warrants (all as hereinafter defined). **The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on November 29, 2006 (the "Expiry Time"), unless withdrawn or extended.** The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time the Offeror first takes up and pays for Dual Shares under the Offer, at least 66 2/3% of the outstanding Dual Shares (calculated on a diluted basis). This condition and the other conditions to the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

The common shares of Cyries ("Cyries Shares") are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "CYS". The Dual Shares are listed and posted for trading on the TSX under the symbol "DLX". On October 3, 2006, the last full day on which the Cyries Shares and the Dual Shares traded prior to public announcement of the Offer, the closing price of the Cyries Shares on the TSX was $10.56 and the closing price of the Dual Shares on the TSX was $1.40. The volume-weighted average trading price of the Cyries Shares and the Dual Shares on the TSX for the 10 trading days ended October 3, 2006, the last trading day prior to the announcement of the Offer, was $11.28 and $1.28 respectively. Based on these share prices, the Offer represents a premium of approximately 45% over the value of the Dual Shares for that period.

The board of directors of Dual, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., has unanimously approved the Offer, determined that the Offer is fair, from a financial point of view, to holders of Dual Shares and is in the best interests of Dual and the holders of Dual Shares and unanimously recommends that holders of Dual Shares ACCEPT the Offer.

The Offeror has entered into lock-up agreements (each a "Lock-up Agreement") with all of the directors and officers of Dual (collectively, the "Locked-up Securityholders") pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Dual Shares beneficially owned by them and all Dual Shares they may acquire before the Expiry Time pursuant to the exercise of Dual Options and Dual Warrants, representing an aggregate of 9,579,577 Dual Shares or approximately 27.5% of the currently issued and outstanding Dual Shares (calculated on a diluted basis). See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Holders of Dual Shares wishing to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (which is printed on green paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Dual Shares and all other documents required by the Letter of Transmittal, at the office of Computershare Investor Services Inc. (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

The Depositary for the Offer is:

Computershare

The Information Agent for the Offer is:

Georgeson

Alternatively, a holder of Dual Shares who wishes to deposit such Dual Shares and whose certificates for such Dual Shares are not immediately available or cannot be delivered by the Expiry Time may deposit certificates representing such Dual Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (which is printed on blue paper) may be obtained, without charge, on request from the Depositary at its offices shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document. Questions and requests for assistance may also be directed to Georgeson Shareholder Communications Canada Inc., the Information Agent for the Offer, at 1-866-396-8724.

The Cyries Shares offered pursuant to the Offer involve certain risks. See Section 12 of the Circular, "Risk Factors" and the risk factors in the documents incorporated by reference herein.

Persons whose Dual Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Dual Shares to the Offer.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in the Offer Documents (as defined herein) may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in or incorporated by reference in the Offer Documents may include but are not limited to capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates and crude oil and natural gas prices.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in the Offer Documents, assumptions have been made regarding, among other things:

- the ability of Cyries to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Cyries to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Cyries to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Cyries believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Cyries can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Cyries and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Cyries' marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Cyries' ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Cyries to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against Cyries; and
- other risks and uncertainties described elsewhere in the Offer Documents or in Cyries' other filings with Canadian securities authorities.

In addition to the risk factors set forth in Cyries' annual information form for the year ended December 31, 2005 and incorporated by reference herein, the risk factors set forth under "Risk Factors" in the Circular, among others, relate to the business combination of Cyries and Dual and could cause actual results to differ materially from the forward-looking statements.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in or incorporated by reference into the Offer Documents has been prepared and presented in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in or incorporated by reference in the Offer Documents. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Cyries has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer involves the securities of two Canadian issuers. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. The Cyries Shares to be issued to United States Shareholders under the Offer have not been registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of acceptances of the Offer is not subject to the requirements of section 14(a) of the United States *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Cyries Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in the Offer and Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Offer and Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act.**

All financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. As a result, the financial statements included and incorporated by reference herein have not been reconciled to U.S. generally accepted accounting principles as may otherwise be necessary under registration statement requirements of the 1933 Act.

The disposition of Dual Shares and the acquisition of Cyries Shares pursuant to the Offer may subject holders of Dual Shares to tax consequences both in the United States and Canada. Such consequences for holders of Dual Shares who are resident in, or citizens of, the United States are not described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the Offeror and Dual were created under the laws of the Province of Alberta, Canada, that some or all of the officers and directors of the Offeror, Dual and their respective subsidiaries are residents of Canada, that some or all of the experts named in the Offer and Circular, or incorporated by reference therein, are residents of Canada and that all or a substantial portion of the assets of the Offeror and Dual and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court's judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or Dual.

You should be aware that the Offeror or its affiliates may purchase securities of Dual otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable Securities Laws.

THE SECURITIES OFFERED BY THE OFFEROR PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IN THE EVENT THAT THE OFFEROR TAKES UP DUAL SHARES DEPOSITED PURSUANT TO THE OFFER, ALL DUAL SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE CYRIES SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE OFFER ISSUED INSTEAD ON THEIR BEHALF TO COMPUTERSHARE INVESTOR SERVICES INC. OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY THE OFFEROR (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH CYRIES SHARES THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF BROKERAGE SALES COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. JURISDICTIONS.

ALL NON-QUALIFIED PARTIES MUST NOTIFY THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR DUAL SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY". FAILURE BY A NON-QUALIFIED PARTY TO INFORM THEIR BROKER, FINANCIAL ADVISOR, FINANCIAL INSTITUTION OR OTHER NOMINEE THROUGH WHICH THEIR DUAL SHARES ARE HELD OF THEIR STATUS AS A "NON-QUALIFIED PARTY" PRIOR TO THE EXPIRY TIME WILL BE DEEMED TO BE A CERTIFICATION THAT SUCH DUAL SHAREHOLDER IS NEITHER A RESIDENT OF A SUBJECT STATE OR IS SUCH A RESIDENT AND IS AN "INSTITUTIONAL INVESTOR" WITHIN THE MEANING OF THE SECURITIES LAWS AND REGULATIONS OF THE SUBJECT STATE OF WHICH IT IS A RESIDENT.

All Cyries Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the TSX. Thereafter, the Selling Agent will forward to each person whose Cyries Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Cyries Shares so sold by the Selling Agent (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Cyries Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Selling Agent will be liable for any loss arising out of any sale of such Cyries Shares relating to the manner or timing of such sales, the prices at which Cyries Shares are sold or otherwise. The sale price of Cyries Shares sold on behalf of such persons will fluctuate with the market price of the Cyries Shares and no assurance can be given that any particular price will be received upon any such sale. Dual Shareholders who are resident in jurisdictions in which Cyries Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Dual Shares, may wish to consult their advisors.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Dual Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Dual Shares in such jurisdiction.

TABLE OF CONTENTS

Page

GLOSSARY

In the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Acquisition Agreement**" means the acquisition agreement among the Offeror and Dual dated October 4, 2006;

"**affiliate**" has the meaning ascribed thereto in the ABCA, as amended, except as otherwise provided herein;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Business Day**" means any day, excepting Saturdays, Sundays or statutory or civic holidays in Calgary, Alberta, Canada;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part hereof;

"**Compulsory Acquisition**" has the meaning ascribed thereto under "Acquisition of Dual Shares Not Deposited" in the Offer;

"**Confidentiality Agreement**" means the confidentiality agreement dated September 18, 2006 between Cyries and Dual;

"**Corporate Laws**" means all applicable corporate laws, including those set forth in the ABCA;

"**Cyries**" means Cyries Energy Inc., an Alberta corporation;

"**Cyries Shares**" means the common shares in the capital of Cyries;

"**Depositary**" means Computershare Investor Services Inc., at its office specified in the Letter of Transmittal;

"**diluted basis**" means with respect to the number of outstanding Dual Shares at any time, such number of outstanding Dual Shares calculated assuming that all outstanding Dual Options and Dual Warrants are exercised;

"**Directors' Circular**" means the circular dated October 24, 2006 prepared by the board of directors of Dual and to be sent to all Shareholders in connection with the Offer;

"**Disclosure Letter**" means the letter of Dual dated October 4, 2006 delivered by Dual concurrently with the execution of the Acquisition Agreement;

"**Dual**" means Dual Exploration Inc., a corporation incorporated under the laws of Alberta;

"**Dual Optionholders**" means the holders of Dual Options;

"**Dual Options**" means the outstanding options to acquire Dual Shares under the Stock Option Plan;

"**Dual Shareholders**" or "**Shareholders**" means holders of Dual Shares, and "**Dual Shareholder**" or "**Shareholder**" means any one of them;

"**Dual Shares**" means the common shares in the capital of Dual issued and outstanding at any time during the Offer Period;

"Dual Warrants" means the warrants to acquire Dual Shares issued by Dual on July 1, 2005;

"Eligible Institution" means a Canadian schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Exchange Inc. Medallion Signature Program ("MSP"), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means November 29, 2006, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"Expiry Time" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer, "Variation or Extension of the Offer"), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"Information Agent" means Georgeson Shareholder Communications Canada Inc., the information agent in respect of the Offer;

"Initial Expiry Time" means 5:00 p.m. (Calgary time) on November 29, 2006;

"Letter of Transmittal" means, in respect of the Dual Shares, a letter of transmittal accepting the Offer in the form printed on green paper accompanying the Offer and Circular;

"Lock-up Agreements" means the lock-up agreements between Cyries and each of the Locked-up Securityholders;

"Locked-up Securityholders" means, collectively, all of the directors and officers of Dual, who have entered into Lock-up Agreements, and **"Locked-up Securityholder"** means any one of them;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Party which is materially adverse to the business of that Party, but "Material Adverse Change" shall not include a change resulting from (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry including, without limitation, changes in commodity prices or taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates;

"Material Adverse Effect" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, capitalization, financial condition, licences, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise of a Party, but "Material Adverse Effect" shall not include an effect resulting from (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry including, without limitation, changes in commodity prices or taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates;

"Minimum Condition" means the condition set forth in paragraph (a) in Section 4 of the Offer "Conditions of the Offer";

"Minimum Required Shares" means that number of the outstanding Dual Shares required pursuant to the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case "Minimum Required Shares" means that number of outstanding Dual Shares which the Offeror takes-up on the Take-up Date, provided that such number of Dual Shares shall not in any circumstance be less than 50% of the issued and outstanding Dual Shares on a diluted basis;

"**misrepresentation**" shall have the meaning ascribed thereto under the *Securities Act* (Alberta);

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form printed on blue paper accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the outstanding Dual Shares made hereby to Dual Shareholders, the terms and conditions of which are set forth in the Offer Documents;

"**Offer Documents**" means, collectively, the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

"**Offer Period**" means the period commencing on October 24, 2006 and ending at the Expiry Time;

"**Offered Consideration**" means the consideration to be paid by Cyries for the Dual Shares taken up under the Offer, being 0.167 of a Cyries Share for each Dual Share;

"**Offeror**" or "**Cyries**" means Cyries Energy Inc., a corporation amalgamated under the laws of Alberta;

"**Party**" means Dual or Cyries, as applicable, and "**Parties**" means both Dual and Cyries together;

"**person**" means an individual, body corporate, partnership, syndicate, trust or other form of unincorporated association;

"**Second Stage Transaction**" means, in the event the Offeror takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, the acquisition by the Offeror of the balance of the Dual Shares as soon as practicable and in any event within a period of six months following the Take-up Date by way of a statutory arrangement, amalgamation, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for a consideration per Dual Share not less than the Offered Consideration paid pursuant to the Offer;

"**Securities Authorities**" means the TSX and the securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"**Securities Laws**" means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws;

"**Stock Option Plan**" means the stock option plan of Dual;

"**subsidiary**" has the meaning contemplated by the ABCA;

"**Superior Take-over Proposal**" means any *bona fide* written Take-over Proposal which, in the opinion of Dual's board of directors, acting reasonably and in good faith and after consultation with its legal and financial advisors is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Take-over Proposal and, if consummated, would be superior to the Offer from a financial point of view to Dual Shareholders;

"**Take-over Proposal**" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Dual, or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Dual whether by an arrangement, amalgamation, a merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Dual, tender offer or exchange offer or similar transaction involving Dual including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Dual, or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Dual (other than the transactions contemplated by the Acquisition Agreement);

"**Take-up Date**" means the date that the Offeror first takes up and acquires Dual Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**TSX**" means the Toronto Stock Exchange; and

"**U.S.**" or "**United States**" means the United States of America, its territories, its possessions or other areas subject to its jurisdiction.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Dual contained in the Offer Documents has been taken from or is based upon publicly available documents or records on file with Securities Authorities and other public sources and information provided to the Offeror by Dual. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror is offering, during the Offer Period and on the terms and subject to the conditions of the Offer, to purchase all of the issued and outstanding Dual Shares, including any Dual Shares which become outstanding upon exercise of Dual Options and Dual Warrants, on the basis of 0.167 of a Cyries Share for each Dual Share. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

The Offer is made only for Dual Shares and is not made for any Dual Options, Dual Warrants or any other existing rights to acquire Dual Shares. Subject to the terms of the Acquisition Agreement, any holder of Dual Options or Dual Warrants who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options and warrants in order to obtain certificates representing Dual Shares and deposit such Dual Shares in accordance with the Offer. See Section 5 of the Circular, "Dual Options and Dual Warrants".

Cyries will not issue fractional Cyries Shares. Any fractional number of Cyries Shares that would otherwise be issued will be rounded up or down to the nearest whole number of Cyries Shares.

The obligation of the Offeror to take up and pay for Dual Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on November 29, 2006, subject to certain rights of extension and withdrawal as described herein.

Dual has announced that its board of directors, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., has unanimously (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Dual and the Shareholders and (iii) recommended that Shareholders accept the Offer.

Cyries has applied to the TSX to list the Cyries Shares to be issued to Dual Shareholders in connection with the Offer. Listing will be subject to Cyries fulfilling all the listing requirements of the TSX.

Dual Shareholders who are resident of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Cyries Shares in exchange for their Dual Shares shall have such Cyries Shares issued on their behalf to a selling agent, which shall, as agent for such Dual Shareholders, sell such Cyries Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such Dual Shareholders. For additional information and details, see "Notice to United States Shareholders" in the Offer.

Lock-up Agreements

Cyries has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Dual Shares beneficially owned by them and all Dual Shares they may acquire before the Expiry Time, pursuant to the exercise of Dual Options and

Dual Warrants, representing an aggregate of 9,579,577 Dual Shares (which includes Dual Shares issuable upon exercise of "in-the-money" Dual Options and Dual Warrants held by the Locked-up Securityholders) or approximately 27.5% of the currently issued and outstanding Dual Shares (calculated on a diluted basis). See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Dual Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letter of Transmittal which accompanies this Offer and Circular. **Shareholders whose Dual Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Dual Shares to the Offer.** The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Dual Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer, "Time of Acceptance" and "Manner of Acceptance".

Conditions

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Dual Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Dual Shares (calculated on a diluted basis). All of such conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have. See Section 4 of the Offer, "Conditions of the Offer".

The Offeror

Cyries is a corporation incorporated under the laws of Alberta. Cyries is an independent public corporation engaged in the acquisition, exploration, development and production of crude oil and natural gas in western Canada. Cyries' operations are principally concentrated in the Deep Basin and Peace River Arch area of northwestern Alberta.

Dual Exploration Inc.

Dual is a corporation incorporated under the laws of Alberta. Dual is an independent public corporation engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada. Dual's operations are principally conducted in Alberta, Saskatchewan and the Northwest Territories, with a focus in the Peace River Arch area of northwestern Alberta.

Purpose of the Offer and Plans Regarding the Acquisition of Dual Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Dual Shares. If the Offeror acquires at least 90% of the Dual Shares, the Offeror may acquire the remaining Dual Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less than 90% of the Dual Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Subsequent Acquisition Transaction (as defined in Section 12 of the Offer,

"Acquisition of Dual Shares Not Deposited"), to acquire the remaining Dual Shares without the consent of the holders thereof. See Section 12 of the Offer, "Acquisition of Dual Shares Not Deposited".

Reasons for the Offer

Cyries believes that the acquisition of Dual will provide an excellent complement to Cyries' existing asset base. Cyries further believes that the combination of Cyries and Dual will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada. In particular, Cyries expects to achieve a number of key financial and operational benefits from the transaction, including:

(a) Production is expected to increase by approximately 1,100 boe per day, 25% of which is natural gas and 75% of which is oil and natural gas liquids;

(b) Cyries will be able to consolidate its interests in several properties, most notably in the Gold Creek and Boundary Lake area where Cyries will pursue its exploration, development and operational enhancement programs;

(c) Cyries will increase its interest from 60% to 100% in the Gold Creek Halfway oil pool in which Cyries has recently drilled a number of oil wells. It is anticipated production from the consolidated interests of Cyries and Dual will increase by an additional 1,000 boe per day upon receipt of certain regulatory approvals which are expected in early 2007;

(d) Based on the independent reserves evaluation of Dual, effective December 31, 2005, Cyries' proved reserves are expected to increase by approximately 1,688 mboe and proved plus probable reserves are expected to increase by 2,348 mboe; and

(e) Cyries' undeveloped land is expected to increase by 163,800 net acres, of which approximately 100,000 net acres are located in the Northwest Territories.

The Offer provides a number of benefits to Shareholders resulting from the combination of Dual and Cyries including:

(a) the Offered Consideration represents a premium of approximately 45% based on the volume-weighted average trading prices of the Cyries Shares and the Dual Shares on the TSX for the 10 trading days ended October 3, 2006;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada; and

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Dual and Cyries.

See Section 3 of the Circular, "Background to and Reasons for the Offer".

Acquisition Agreement

On October 4, 2006, Cyries and Dual entered into the Acquisition Agreement pursuant to which Cyries agreed that it would make the Offer. The Acquisition Agreement contains, *among other things*, covenants of Cyries relating to the making of the Offer and covenants of Dual relating to steps to be taken to support the Offer. Dual agreed to immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations with any parties conducted on or before the execution of the Acquisition Agreement. Dual also agreed that, after the execution of the Acquisition Agreement, it will not, nor will any of its representatives, directly or indirectly, solicit, initiate, encourage or participate in or take any other action in respect of, or which may reasonably be expected to lead to a Take-over Proposal, provide or furnish to any party any information concerning Dual and its business and assets in respect of, or which may reasonably be expected to lead to a Take-over Proposal, or accept, recommend, approve or enter into any agreement to implement a Take-over Proposal, subject to certain exceptions. Dual also agreed that it will not release any party from any confidentiality or standstill agreement between Dual and such party or amend any such agreement.

Dual has agreed that upon receipt of a Take-over Proposal, Dual will provide immediate notice thereof to Cyries and will provide Cyries with a copy or written description of such Take-over Proposal and any amendments thereto. Dual has also agreed to notify Cyries immediately if the board of directors of Dual determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. Dual has further agreed that for a period of 72 hours from the time that Dual notifies Cyries of the fact that the board of directors of Dual has determined that such *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Dual agrees not to accept, recommend, approve or implement such Superior Take-over Proposal. In addition, during such 72 hour period, Dual agreed that it will, and will cause its financial and legal advisors to, negotiate in good faith with Cyries to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Cyries to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Cyries proposes to amend the Acquisition Agreement and the Offer to provide that Shareholders shall receive a value per Dual Share equal to or having a value greater than the value per Dual Share provided in the Superior Take-over Proposal within the 72 hour time period specified above, then Dual has agreed not to accept, recommend, approve or enter into any agreement regarding the Superior Take-over Proposal.

Dual has agreed to pay to Cyries a non-completion fee of $2 million upon the occurrence of certain events.

See Section 4 of the Circular, "Acquisition Agreement".

Payment for Deposited Dual Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at the Expiry Time, the Offeror will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Dual Shares validly deposited under the Offer (and not properly withdrawn) as soon as practicable, but in any event no later than the third Business Day following the Expiry Date. Any Dual Shares deposited under the Offer after the first date on which Dual Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take Up and Payment for Deposited Dual Shares."

Canadian Federal Income Tax Considerations

Shareholders should carefully read the information under "Canadian Federal Income Tax Considerations" in Section 13 of the Circular, which qualifies the information set forth below.

For Shareholders who are residents of Canada, the exchange of the Dual Shares for Cyries Shares should generally qualify as a share-for-share tax deferral under section 85.1 of the Tax Act unless a disposing holder elects to the contrary. This tax-deferred result will generally be automatic under section 85.1 of the Tax Act without any need to file tax elections.

Dual Shareholders who are non-residents of Canada will generally not be subject to tax in Canada in respect of the exchange of their Dual Shares for Cyries Shares.

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 13 of the Circular, "Canadian Federal Income Tax Considerations" and consult their own tax advisors to determine the particular tax consequences to them of an exchange of Dual Shares for Cyries Shares pursuant to the Offer or a disposition of Dual Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction.

Depositary

Computershare Investor Services Inc. is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Dual Shares and accompanying Letters of Transmittal as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Dual Shares purchased by the Offeror under the Offer.

Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Dual Shares with the Depositary.

See Sections 2, 3 and 6 of the Offer, "Time of Acceptance", "Manner of Acceptance" and "Take Up and Payment for Deposited Dual Shares" and Section 15 of the Circular, "Depositary".

Information Agent

Georgeson Shareholder Communications Canada Inc. is acting as Information Agent pursuant to the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders resident in Canada and the United States. Questions and requests for assistance may be directed to the Information Agent at 1-866-396-8724. See Section 15 of the Circular, "Information Agent".

Stock Exchange Listing

The Dual Shares are listed on the TSX. See Section 2 of the Circular, "Dual - Price Ranges and Trading Volumes of Dual Shares". As a result of the acceptance of the Offer by holders of the Dual Shares, it is possible that the Dual Shares will no longer meet the minimum listing requirements of the TSX. If the Offer is successful, the Offeror intends to delist the Dual Shares from the TSX. See Section 10 of the Circular, "Effect of the Offer on Markets for the Dual Shares and Stock Exchange Listing".

Risk Factors

An investment in Cyries Shares is subject to certain risks. See "Risk Factors" in the Cyries annual information form for the year ended December 31, 2005 and Section 12 of the Circular, "Risk Factors".

OFFER TO PURCHASE

TO: HOLDERS OF COMMON SHARES OF DUAL EXPLORATION INC.

1. THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Dual Shares, other than any Dual Shares owned, directly or indirectly, by the Offeror and its affiliates on any Take-Up Date, and including any Dual Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the exercise of the Dual Options and Dual Warrants. The consideration offered for each Dual Share is 0.167 of a Cyries Share.

The Offer is made only for Dual Shares and is not made for any Dual Options or Dual Warrants or any other existing rights to acquire Dual Shares. Subject to the terms of the Acquisition Agreement, any holder of Dual Options and Dual Warrants who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise such options and warrants in order to obtain certificates representing Dual Shares and deposit such Dual Shares in accordance with the Offer. See Section 5 of the Circular, "Dual Options and Dual Warrants".

No fractional Cyries Shares will be issued. The number of Cyries Shares deliverable to any holder of Dual Shares that would otherwise be entitled 0.5 or more of a fractional Cyries Share will be rounded up to the next whole number of Cyries Shares. The number of Cyries Shares deliverable to any holder of Dual Shares that would otherwise be entitled to less than 0.5 of a fractional Cyries Share will be rounded down to the next whole number of Cyries Shares. In calculating such fractional interest, all Dual Shares held by a registered holder shall be aggregated.

Dual has announced that its board of directors, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., has unanimously (i) approved the Offer and the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Dual and the Shareholders and (iii) recommended that Shareholders accept the Offer.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the Dual Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer.

The Cyries Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction other than the provinces and territories of Canada in which the Offer is made. Each Shareholder who is resident in the United States or in any other foreign country, or who appears to Cyries or the Depositary to be resident in the United States or any other foreign country, may not receive Cyries Shares for his, her or its Dual Shares unless the issuance of Cyries Shares is permitted under local securities laws in the United States or such other foreign country without being registered or qualified for issuance.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on November 29, 2006, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer, "Variation or Extension of the Offer" and "Withdrawal of Deposited Dual Shares".

No fee or commission will be payable by Shareholders who transmit their Dual Shares directly to the Depositary.

Cyries has applied to the TSX to list the Cyries Shares to be issued to Dual Shareholders in connection with the Offer. Listing will be subject to Cyries fulfilling all the listing requirements of the TSX.

The accompanying Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. TIME FOR ACCEPTANCE

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) on November 29, 2006, or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Acquisition Agreement) unless withdrawn by the Offeror.

3. MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing the Dual Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal in the form accompanying the Offer, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing Dual Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Dual Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Dual Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Dual Shares pursuant to the Offer and: (i) the certificates representing such Dual Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Dual Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Toronto, Ontario office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Dual Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the Dual Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Toronto office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Dual Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Toronto, Ontario no later than the Expiry Time.

General

In all cases, payment for the Dual Shares deposited and taken up by the Offeror will be made only after the timely receipt of the certificates representing the Dual Shares, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to such Dual Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Dual Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose Dual Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Dual Shares to the Offer.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints certain officers of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Dual Shares deposited which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer (collectively, the "Other Securities").

This irrevocable appointment shall be effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), and shall provide such officers and any other person so designated with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Dual; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholders in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of Dual, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and/or Other Securities. Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of Dual and not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Dual Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Dual Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the Dual Shares to any other person; (ii) such Shareholder owns the Dual Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Dual Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Dual Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Dual Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Dual Shares and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Dual Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a) at the Expiry Time, and at the time the Offeror first takes up and pays for Dual Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Dual Shares (calculated on a diluted basis), (the "Minimum Condition");

(b) all requisite regulatory approvals, orders, notices, consents and expiries of waiting periods (including, without limitation, under the *Competition Act* (Canada)), and those of any stock exchanges and other Securities Authorities) shall have been obtained or occurred on terms and conditions satisfactory to Cyries in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a material adverse effect on the ability of Cyries to complete the Offer or any Compulsory Acquisition or Second Stage Transaction;

(c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and

(ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Dual carries on business) shall have been proposed, enacted, promulgated, amended or applied,

which in either case, in the sole judgement of Cyries, acting reasonably:

(A) has the effect or may have the effect of cease trading the Dual Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the Offer, or the purchase by, or the sale to, Cyries of the Dual Shares or the right of Cyries to own or exercise full rights of ownership of the Dual Shares;

(B) has had or, if the Offer was consummated, would reasonably be expected to result in, a Material Adverse Change in respect of Dual or, in the case of (ii) above, would have a Material Adverse Effect on Dual or Cyries; or

(C) would reasonably be expected to have a Material Adverse Effect on the ability to complete any Compulsory Acquisition or any Second Stage Transaction;

(d) there does not exist any prohibition at law against Cyries making the Offer or taking up and paying for all of the Dual Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any Dual Shares not acquired under the Offer;

(e) at or prior to the Expiry Time, all outstanding Dual Options and Dual Warrants and any other outstanding rights to acquire Dual Shares from Dual shall have been exercised, cancelled or otherwise terminated or dealt with in a manner satisfactory to Cyries, acting reasonably;

(f) Cyries shall not have determined in its sole judgment, acting reasonably, that (i) Dual breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Acquisition Agreement, or (ii) any representation or warranty of Dual contained in the Acquisition Agreement is materially inaccurate (or where such representation or warranty is qualified by a materiality limitation, is inaccurate) or has, since the date of the Acquisition Agreement, become materially inaccurate or inaccurate, as the case may be and Cyries shall have received, on the Take-up Date, a certificate of the Chief Executive Officer and Chief Financial Officer of Dual, without personal liability, that (y) Dual has not breached, or failed to comply with, in any material respect, any of its covenants or obligations under the Acquisition Agreement, and (z) no representation or warranty of Dual contained in the Acquisition Agreement is materially inaccurate (or where such representation or warranty is qualified by a materiality limitation, is inaccurate) or has, since the date of the Acquisition Agreement, become materially inaccurate or inaccurate, as the case may be;

(g) the Acquisition Agreement shall not have been terminated in accordance with its terms;

(h) all necessary orders, authorizations or consents shall have been obtained under Securities Laws in respect of the issuance of the Shares of Cyries pursuant to the Offer;

(i) Cyries shall have determined in its sole judgment, acting reasonably, that there does not exist any Material Adverse Change in respect of Dual since the date of the Acquisition Agreement;

(j) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States or Canadian national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Canada (other than the current operations by Canada undertaken in Afghanistan), (iv) any limitation (whether or not mandatory) by any United States or Canadian governmental or regulatory authority on the extension of credit by banks or other financial institutions, or (v) in the case of any of the foregoing existing as of the date of the Offer, a material acceleration or worsening thereof;

(k) Cyries shall have determined, in its sole judgment, acting reasonably, that no material right, franchise or licence of Dual or of any of its subsidiaries has been impaired (or threatened to be impaired) or adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offer, the taking-up and paying for Dual Shares deposited under the Offer or otherwise, and no other change or event has occurred which might make it inadvisable for Cyries to proceed with the Offer or with taking-up and paying for Dual Shares deposited thereunder; and

(l) there shall not have occurred any actual or threatened change of any nature whatsoever (including any proposal by the Minister of Finance (Canada) to amend the *Income Tax Act* (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Cyries, acting reasonably, directly or indirectly, has or may have material adverse significance with respect to the business or operations of Dual or its subsidiaries taken as a whole, or with respect to the regulatory regime applicable to their businesses and operations or with respect to completing any Compulsory Acquisition or Second Stage Transaction.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). In addition, the Offeror may, in its sole discretion,

(a) waive any term or condition of the Offer for its benefit, in whole or in part at any time and from time, provided that if the Offeror takes up and pays for any Dual Shares, it shall acquire not less than the Minimum Required Shares; and

(b) vary any term or condition of the Offer, provided that the Offeror shall not without the prior written consent of Dual, acting reasonably: (A) reduce the number of Dual Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Dual Share; or (C) materially amend the Offer or modify the conditions to the Offer in a manner that is, in either case, adverse to the holders of Dual Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Dual Shares.

The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties by the Offeror.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any of the Dual Shares deposited under such Offer and all certificates for deposited Dual Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will promptly be returned at the Offeror's expense to the parties by whom they were deposited.

5. VARIATION OR EXTENSION OF THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Subject to the terms of the Acquisition Agreement, the Offeror may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary any term or condition of the Offer (which variation may include an extension of the Expiry Time), provided that the Offeror shall not without the prior written consent of Dual, acting reasonably: (A) reduce the number of Dual Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Dual Share; or (C) materially amend the Offer or modify the conditions to the Offer in a manner that is, in either case, adverse to the holders of Dual Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Dual Shares. The Acquisition Agreement provides that the Offer shall, if any of the conditions of the Offer set forth in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived at the Expiry Time, expire at the Initial Expiry Time, except that the Offer may be extended at the sole discretion of the Offeror. Notwithstanding and without limiting the foregoing, Cyries may at any time following the Initial Expiry Time, reduce the Minimum Condition to a percentage not less than 50% of the Dual Shares (on a diluted basis) and shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Dual Shares validly deposited to the Offer.

Subject to the foregoing, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice", to all Shareholders whose Dual Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Dual Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer Period will not end before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the Dual Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer "Notice" to all holders of such Dual Shares whose Dual Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any such variation or change in information, all Dual Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Dual Shares". An extension of the Deposit Period, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Dual Shares under the Offer is increased, the increased consideration will be paid to all depositing holders of the Dual Shares whose Dual Shares are taken up under the Offer without regard to the time at which such Dual Shares are taken up by the Offeror.

6. TAKE UP AND PAYMENT FOR DEPOSITED DUAL SHARES

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by Cyries, Cyries will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Dual Shares validly deposited and not withdrawn under the Offer not later than 3 days after the Expiry Date. Any Dual Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Dual Shares deposited under the Offer after the first date on which Dual Shares have been taken up by Cyries must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Dual Shares or to terminate the Offer and not take up or pay for any Dual Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Dual Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Dual Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Dual Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Dual Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Dual Shares pursuant to the offer.

The Offeror will pay for Dual Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction of the Offeror to issue or transfer to, or on behalf of, each Dual Shareholder Cyries Shares on the basis set forth in Section 1 of the Offer to Purchase, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Dual Shares under the Offer.

No fractional Cyries Shares will be issued. The number of Cyries Shares deliverable to any holder of Dual Shares that would otherwise be entitled 0.5 or more of a fractional Cyries Share will be rounded up to the next whole number of Cyries Shares. The number of Cyries Shares deliverable to any holder of Dual Shares that would otherwise be entitled to less than 0.5 of a fractional Cyries Share will be rounded down to the next whole number of Cyries Shares. In calculating such fractional interest, all Dual Shares held by a registered holder shall be aggregated.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Dual Shares on the purchase price of Dual Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Dual Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Dual Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Cyries Shares to which that person is entitled, provided that the person is a resident of a province of Canada or another jurisdiction in which the Cyries Shares may be lawfully delivered, without further action by Cyries or on a basis acceptable to Cyries in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Cyries Shares will be issued in the name of the registered holder of the Dual Shares deposited. Unless the person depositing the Dual Shares instructs the Depositary to hold the certificates representing the Cyries Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Cyries Shares will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Cyries Shares will be forwarded to the address of the Shareholder as shown on the registers of securityholders maintained by Dual. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Dual Shares directly with the Depositary. See "Depositary" in Section 16 of the Circular.

7. WITHDRAWAL OF DEPOSITED DUAL SHARES

Except as otherwise stated in this Section 7 of the Offer, all deposits of Dual Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Dual Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Dual Shares have been taken up by the Offeror pursuant to the Offer;

(b) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Dual Shares under the Offer where the time for deposit is not extended for a period greater than ten days);

is mailed, delivered or otherwise properly communicated, but only if such deposited Dual Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) if the Dual Shares have not been paid for by the Offeror within three Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Dual Shares that are subject to the rights of withdrawal.

Withdrawals of Dual Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Dual Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Dual Shares that are to be withdrawn; and (c) specify such person's name, the number of Dual Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Dual Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Dual Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Dual Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Dual Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

If the Offeror is delayed in taking up or paying for Dual Shares or is unable to take up or pay for Dual Shares for any reason, then, without prejudice to the Offeror's other rights, Dual Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

In addition to the foregoing rights of withdrawal, holders of Dual Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. Please see Section 19 of the Circular, "Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no duty or obligation on Cyries, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Dual Shares deposited under the Offer by the Locked-up Securityholders are subject to the terms and conditions of the Lock-Up Agreements.

8. RETURN OF DUAL SHARES

If any deposited Dual Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Dual Shares than are deposited, certificates for Dual Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing Dual Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Dual, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, and prior to the Expiry Time, Dual should subdivide or consolidate the Dual Shares or otherwise change any of the Dual Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect any such subdivision, consolidation or other change.

Dual Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Dual Shares on or after the date of the Offer. If Dual should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Dual Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Dual Shares into the name of the Offeror or its nominee or transferee on Dual's share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

10. MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, certificates representing Dual Shares to be returned will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Dual Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Dual Shares were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer, "Notice". Notwithstanding Section 6 of the Offer, "Take Up and Payment for Deposited Dual Shares", delivery of certificates representing Cyries Shares with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Dual Shares shall be deemed to have been paid for immediately upon such deposit.

11. NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of Dual Shares at their addresses as shown on the registers maintained by Dual and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Dual Shares, if: (i) it is given to the TSX for dissemination through its facilities; (ii) it is published once in the national edition of *The Globe and Mail* or *The National Post*, provided that if the national edition of *The Globe and Mail* or *The National Post* is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto, Ontario and (iii) it is distributed through the facilities of the Canadian Corporate News and given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the office of the Depositary set forth in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. ACQUISITION OF DUAL SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Dual Shares, other than Dual Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the ABCA), and the Offeror acquires such deposited Dual Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Dual Shares held by each Dual Shareholder who did not accept the Offer and any person who subsequently acquires any such Dual Shares (a "Dissenting Offeree") on the same terms (including the Offered Consideration) as the Dual Shares acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, the Offeror must give notice (the "Offeror's Notice") to the Dissenting Offerees of such acquisition within 60 days after the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after sending the Offeror's Notice, the Offeror must pay or transfer to Dual the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Dual Shares held by such Dissenting Offeree to Dual and must elect either to transfer such Dual Shares to the Offeror on the terms on which the Offeror acquired Dual Shares under the Offer or to demand payment of the fair value of the Dual Shares by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Dual Shares to the Offeror on the same terms (including the Offered Consideration) that the Offeror acquired the Dual Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Dual Shares, the Offeror may apply to the Court of Queen's Bench of Alberta (the "Court") to fix the fair value of the Dual Shares of that Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the other consideration to Dual, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Dual Shares to the Offeror on the same terms that the Offeror acquired Dual Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Dual Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Dual Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of compulsory acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror will use all commercially reasonable efforts to acquire the balance of the Dual Shares as soon as practicable by way of a Subsequent Acquisition Transaction (as hereinafter defined). In order to effect a Subsequent Acquisition Transaction, the Offeror will seek to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory plan of arrangement, capital reorganization, consolidation, recapitalization, or other transaction involving the Offeror and/or an affiliate of the Offeror and Dual and/or the Shareholders for the purposes of Dual becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Dual's business and assets with or into the Offeror and/or an affiliate of the Offeror, carried out for a consideration per Dual Share not less than the Offered Consideration (a "Subsequent Acquisition Transaction"). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant class(es) and the approval of a majority of the votes cast by "minority" holders of such shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror will cause Dual Shares acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Subsequent Acquisition Transaction would necessarily depend upon a variety of factors, including the number of Dual Shares acquired pursuant to the Offer. If the Offeror takes up and pays for 66 2/3% of the Dual Shares outstanding, on a fully-diluted basis, under the Offer, the Offeror believes it will own sufficient Dual Shares to effect a Subsequent Acquisition Transaction.

In certain types of Subsequent Acquisition Transactions, the registered holders of Dual Shares may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Subsequent Acquisition Transaction. Any such judicial determination of the fair value of the Dual Shares could be based upon considerations other than, or in addition to, the market price, if any, of the Dual Shares.

A Subsequent Acquisition Transaction described above may constitute a "Business Combination" or a "Going Private Transaction" within the meaning of certain applicable Canadian securities legislation and regulations including Ontario Securities Commission (the "OSC") Rule 61-501 *Insider Bids, Issuer bids, Going Private Transactions and Related Party Transactions* ("OSC Rule 61-501") and the Québec Autorité des marchés financiers (the "AMF") Policy Statement Q-27 *Protection of Minority Securityholders in the Course of Certain Transactions* ("AMF Policy Q-27") . Under OSC Rule 61-501 and AMF Policy Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a Business Combination or a Going Private Transaction if it would result in the interest of a holder (as defined therein) or beneficial owner of Dual Shares being terminated without such holder or beneficial owner's consent, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Dual Shares will be a Business Combination or a Going Private Transaction under OSC Rule 61-501 and AMF Policy Q-27.

In certain circumstances, the provisions of OSC Rule 61-501 and AMF Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a Business Combination or a Going Private Transaction carried out in accordance with OSC Rule 61-501 and AMF Policy Q-27 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such Business Combination or Going Private Transaction in accordance with OSC Rule 61-501 and AMF Policy Q-27, or any successor provisions, or exemptions therefrom such that the "related party transaction" provisions of OSC Rule 61-501 and AMF Policy Q-27 will not apply to the Business Combination or a Going Private Transaction.

OSC Rule 61-501 and AMF Policy Q-27 provide that unless exempted, a corporation proposing to carry out a Business Combination or a Going Private Transaction is required to prepare a formal valuation of the affected securities (in this case, the Dual Shares) and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Dual Shares a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to OSC Rule 61-501 and AMF Policy Q-27 exempting the Offeror or Dual or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Policy Q-27 for certain Business Combinations or Going Private Transactions completed within 120 days after the expiry of a formal take-over bid if the intent to effect such transaction is disclosed in the take-over bid circular, the consideration offered under such transaction is at least equal in value to and is in the same form as that paid in the take-over bid and certain disclosure is given in the take-over bid disclosure documents. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration offered under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date. Accordingly, the Offeror expects to rely on these exemptions.

OSC Rule 61-501 and AMF Policy Q-27 also require that, unless exempted, in addition to any other required shareholder approval, in order to complete a Business Combination or Going Private Transaction, the approval of a simple majority of the votes cast by "minority" shareholders be obtained. In relation to the Offer and any subsequent Business Combination or Going Private Transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of Dual Shares, other than the Offeror or any "interested party" or any "related party" of the Offeror, or any other "interested party" for purposes of OSC Rule 61-501 and AMF Policy Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors and senior officers or any person or company acting jointly or in concert with any of the foregoing. However, OSC Rule 61-501 and AMF Policy Q-27 provide, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements, that the Offeror may treat Dual Shares acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of such subsequent Business Combination or Going Private Transaction if, among other things, the consideration per security in the Business Combination or Going Private Transaction is at least equal in value to and is in the same form as the consideration paid under the Offer and such Business Combination or Going Private Transaction is completed no later than 120 days after the Expiry Date. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that such Business Combination or Going Private Transaction would be completed no later than 120 days after the

Expiry Date. Accordingly, the Offeror intends that the Dual Shares acquired by it under the Offer will be counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction.

In addition, under OSC Rule 61-501 and AMF Policy Q-27 if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Dual Shares at the time the Business Combination, Going Private Transaction or related party transaction is initiated, the requirement for minority approval under OSC Rule 61-501 and AMF Policy Q-27 would not apply to the transaction if a statutory dissent and appraisal remedy is available, or if a substantially equivalent enforceable right is made available, to the minority shareholders. The Dual Shares will not be counted as part of the minority except if permitted by the AMF and the OSC.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Dual Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Dual Shares. The fair value of Dual Shares so determined could be more or less than the amount paid per Dual Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 13 of the Circular, "Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

If the Offeror is unable to or decides not to effect a statutory Compulsory Acquisition or a Subsequent Acquisition Transaction, then it will evaluate other available alternatives to acquire the remaining Dual Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Dual Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional Dual Shares. Any additional purchases of Dual Shares could be at a price greater than, equal to or less than the price to be paid for Dual Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Dual Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Dual Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor, OSC Policy 9.1) and AMF Policy Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions which constituted Business Combination or Going Private Transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting such transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

13. MARKET PURCHASES AND SALES OF DUAL SHARES

The Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Dual Shares by making purchases through the facilities of the TSX at any time and from time to time prior to the Expiry Time in accordance with applicable Securities Laws. In no event will the Offeror make any such purchases of Dual Shares through the facilities of the TSX until the third clear trading day following the date of the Offer. If the Offeror should acquire Dual Shares by making purchases through the facilities of the TSX during the Offer Period, the Dual Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Dual Shares acquired in this manner will not exceed 5% of the Dual Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSX on each day on which such Dual Shares have been purchased.

Although the Offeror has no current intention to sell Dual Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Dual Shares after the Offer Period.

14. OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for the purposes of the Offer.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Dual Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Dual Shares or notice of withdrawal of Dual Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Dual Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Information for United States Shareholders

The Offer and Circular have been prepared in accordance with Canadian disclosure requirements, which differ from those in the United States. The financial statements and other financial information incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles that are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements and other financial information of United States companies. Information concerning oil and gas operations and reserves have been prepared in accordance with Canadian requirements, which differ significantly from those of the SEC.

The Cyries Shares to be issued to United States holders of Dual Shares pursuant to the Offer will not be registered under the 1933 Act, and such securities will be freely tradeable in the United States under applicable United States securities laws except for (i) any Cyries Shares acquired by affiliates of Dual or the Offeror and (ii) Cyries Shares that are issued with respect to Dual Shares that are deemed "restricted securities" under Rule 144 of the 1933 Act, which in each case may be resold in the United States only in accordance with Rule 144 under the 1933 Act. Resales may also be made in Canada in accordance with Regulation S under the 1933 Act.

Dual Shareholders who are resident of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Cyries Shares in exchange for their Dual Shares shall have such Cyries Shares issued on their behalf to a selling agent, which shall, as agent for such Dual Shareholders, sell such

Cyries Shares on their behalf over the facilities of the TSX and have the net proceeds of such sale delivered to such Dual Shareholders. For additional information and details, see "Notice to United States Shareholders" in the Offer.

Dual Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

Dated: October 24, 2006

CYRIES ENERGY INC.

By: (Signed) Donald F. Archibald
Chairman and Chief Executive Officer

The provisions of the Definitions, Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror dated October 24, 2006 to purchase all of the Dual Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

The information concerning Dual contained in the Offer Documents has been taken from or is based upon publicly available documents, records on file with Canadian securities regulatory authorities and other public sources and information provided to the Offeror by Dual. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and information, or for any failure by Dual to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Dual must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Dual subsequent to the date of the most recently published financial statements of Dual.

1. CYRIES ENERGY INC.

General

The Offeror is a corporation amalgamated under the laws of Alberta. Cyries is an independent public corporation engaged in the acquisition, exploration, development and production of crude oil and natural gas in western Canada. Cyries' operations are principally concentrated in the Deep Basin and Peace River Arch area of northern Alberta. Cyries has one wholly-owned subsidiary, Cyries Wyoming Inc., which is organized pursuant to the laws of the State of Wyoming. All of the assets of Cyries Wyoming are located in Canada.

The Cyries Shares trade on the facilities of the TSX under the symbol "CYS". Cyries is a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, Nova Scotia and Newfoundland. Cyries has no material subsidiaries other than Cyries Wyoming Inc.

The head office of Cyries is located at 3200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6. The registered office of Cyries is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Cyries Documents Incorporated by Reference and Further Information

The following documents of Cyries, copies of which can be found at www.sedar.com, are specifically incorporated by reference into and form part of this Circular:

(a) the annual information form dated March 15, 2006 for the year ended December 31, 2005 including the business acquisition reports dated September 16, 2005 and October 26, 2005 in connection with the acquisitions of Devlan Exploration Inc. and 1181608 Alberta ULC, respectively, which are incorporated by reference in the annual information form;

(b) the audited consolidated financial statements as at December 31, 2005 and December 31, 2004 and for the period July 2, 2004 to December 31, 2004 and the year ended December 31, 2004, and the related notes thereto, and the Auditors' Report thereon;

(c) the management's discussion and analysis of Cyries' financial position and operating results relating to the above described audited financial statements;

(d) the management proxy statement and information circular for Cyries' annual and special meeting of shareholders held on May 16, 2006;

(e) unaudited consolidated interim financial statements and the related notes thereto as at and for the six months ended June 30, 2006 and 2005;

(f) management's discussion and analysis of financial position and operating results for the six months ended June 30, 2006 and 2005; and

(g) the material change report dated October 13, 2006 with respect to Cyries and Dual entering into the Acquisition Agreement.

Any documents of Cyries of the type referred to above (excluding confidential material change reports) filed by Cyries with a securities regulatory authority in Canada on or after the date of this Offer and Circular and prior to the Expiry Time, will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated herein by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or included any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada in which Cyries is a reporting issuer. Copies of the documents incorporated by reference in the Circular regarding Cyries may be obtained on request without charge from the Chairman and Chief Executive Officer of Cyries at Cyries Energy Inc., 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6 or by telephone at (403) 262-9609. For the purpose of the Province of Quebec, the Circular contains information to be completed by consulting the permanent information record, a copy of which permanent information record may be obtained from the Chairman and Chief Executive Officer of Cyries at the above-mentioned address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.

Description of Share Capital

Cyries is authorized to issue an unlimited number of Cyries Shares, an unlimited number of preferred shares, issuable in series, and up to 605,285 Class B performance shares ("Performance Shares") of which 41,118,824 Cyries Shares and 599,072 Performance Shares are issued and outstanding as fully paid and non-assessable shares as at October 13, 2006. As at October 13, 2006 Cyries has issued 3,423,001 options each of which are exercisable into one Cyries Share and has outstanding 3,963,640 Warrants, each of which are exercisable into one Cyries Share.

The following is a description of the rights and privileges of each of the Cyries Shares, preferred shares, Performance Shares and Warrants.

Cyries Shares

The Cyries Shares have attached to them the following rights, privileges, restrictions and conditions: (i) except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of a Cyries Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation; (ii) subject to the rights, privileges, restrictions and conditions attached to any preferred share, the holders of the Cyries Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation; and (iii) subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Cyries Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation.

Preferred Shares

The preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The preferred shares are entitled to a priority over the Cyries Shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of Cyries.

Performance Shares

The Performance Shares rank junior to the Cyries Shares and preferred shares, other than as set forth below. Holders of Performance Shares are not entitled to vote at meetings of shareholders of Cyries except as required under the ABCA and are not entitled to receive dividends. The Performance Shares are not entitled to receive any property or assets of Cyries upon its dissolution or winding-up other than an amount of $0.01 per share in preference over the Cyries Shares but after any payment to which the preferred shares are entitled. Each Performance Share was sold for a price of $0.01 per share and is convertible into the fraction of a Cyries Share equal to the closing trading price of the Cyries Shares on the TSX or such other stock exchange on which the Cyries Shares are listed on the trading day prior to such conversion (the "Cyries Closing Price") less $1.63, if positive, divided by the Cyries Closing Price. Holders of Performance Shares may, in their sole discretion, convert up to one-third of their Performance Shares into Cyries Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007; provided that such holder is an employee, officer, director or any person engaged to provide ongoing management, consulting or advisory services to Cyries ("Cyries Service Provider") on such date. Upon a holder ceasing to be a Cyries Service Provider, Cyries will, subject to applicable law, redeem the Performance Shares at a redemption price of $0.01 per share. If the Cyries Closing Price less $1.63 is not positive on any conversion date, Cyries will, subject to applicable law, redeem the Performance Shares that would have otherwise been converted at a redemption price of $0.01 per share. In the event that Cyries is unable to pay the redemption price in accordance with applicable law, the Performance Shares which were to be redeemed will be cancelled and the former holders will only have the right to receive $0.01 per share.

Warrants

The Warrants were issued under and pursuant to a warrant indenture dated June 28, 2004 between Cyries and Olympia Trust Company, as trustee. Each Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Cyries Share prior to 4:30 p.m. on June 28, 2008 upon payment of the exercise price of $1.63 per Cyries Share. Holders of Warrants are entitled to exercise up to one-third of the Warrants held by such holder on each of June 28, 2005, June 28, 2006 and June 28, 2007.

Capitalization of Cyries

On October 20, 2006, Cyries entered into an agreement with a syndicate of underwriters to issue by way of a short form prospectus, 2,200,000 Cyries Shares at a price of $12.50 per share. The public offering will result in gross proceeds to Cyries of $27,500,000. In addition, Cyries provided the underwriters with an over-allotment option to purchase up to an additional 330,000 Cyries Shares at a price of $12.50 per share, for a period of 30 days from closing of the public offering, which if exercised in full will result in total gross proceeds to Cyries of $31,625,000.

Proceeds from the public offering will be used to fund an increase in Cyries' 2007 capital expenditures from $130 million to $160 million. The majority of the increase to Cyries' 2007 capital expenditures will be focused on the Deep Basin, including the Gold Creek Halfway light oil pool.

Clarus Securities Inc., the independent financial advisor retained by Dual, is a member of the syndicate of underwriters in connection with the public offering by Cyries.

The completion of the public offering is subject to Cyries receiving all necessary regulatory approvals and is expected to close on or about November 9, 2006.

The following table sets forth the consolidated capitalization as at December 31, 2005 and as at June 30, 2006 before and after giving effect to the completion of the acquisition of Dual and the public offering of Cyries Shares described above.

	Authorized	Outstanding as at December 31, 2005	Outstanding as at June 30, 2006	Outstanding as at June 30, 2006 after giving effect to the public offering, the July 2006 private placement and the acquisition of Dual
			(unaudited)	(unaudited)
		(in thousands of dollars except share and warrant amounts)		
Credit Facility[1]	$120,000	$47,249	$104,794	$60,455[2]
Share Capital:				
Common Shares[3]	Unlimited	$194,300 (39,263,709 shares)	$193,640 (39,272,799 shares)	$304,828[4][5] (49,103,384 shares)
Preferred Shares	Unlimited	$nil (nil shares)	$nil (nil shares)	$nil (nil shares)
Class B Performance Shares	605,285	$6 (599,072 shares)	$6 (599,072 shares)	$6 (599,072 shares)
Warrants	3,987,730	$1,428 (3,967,730 warrants)	$1,427 (3,963,730 warrants)	$1,427 (3,963,730 warrants)

Notes:

(1) Cyries has a demand revolving operating credit facility (the "Credit Facility") provided by Canadian chartered banks. The Credit Facility is limited to $120,000 and provides that advances may be made by way of direct advances or bankers' acceptances. Direct advances bear interest at the bank's prime lending rate plus a variable rate and bankers' acceptances bear interest at the applicable bankers' acceptances rate plus a variable rate stamping fee. The variable rate charged by the banks is dependant upon Cyries' debt to trailing cash flow ratio. The Credit Facility is subject to periodic review and is secured by a $250,000 demand fixed and floating charge debenture on all of Cyries' assets.

(2) The amount of the debt outstanding under the Credit Facility as at June 30, 2006 herein gives effect to the following adjustments: (i) the receipt by Cyries of approximately $23,035 gross proceeds, less related expenses of $800, pursuant to the July 2006 offering of common shares (the "July 2006 Equity Issue"); (ii) the assumption of $9,122 of debt upon the completion of the acquisition of Dual, which amount has been adjusted to give effect to the anticipated receipt of approximately $5,243 proceeds pursuant to the exercise of outstanding stock options and warrants; and (iii) the receipt by Cyries of approximately $25,983 pursuant to this offering as more particularly described in note 5 to this table.

(3) As at June 30, 2006, Cyries had issued 3,071,619 stock options at exercise prices ranging from $5.21 to $16.60.

(4) Assumes the issuance of 5,803,175 Cyries Shares to be issued to Dual Shareholders which assumption is based on 34,749,549 Dual Shares being outstanding as of the date Cyries acquires the Dual Shares and that all options and warrants of Dual are exercised. The actual number of Cyries Shares to be issued will depend on the actual number of Dual Shares which are outstanding and the actual number of warrants and options which are exercised to acquire Dual Shares. The Cyries Shares to be distributed pursuant to the Offer have been valued at $10.72 per share as determined using the weighted average trading price of the Cyries Shares for the 5 trading days ended October 6, 2006.

(5) Based on the anticipated issue of 2,200,000 Cyries Shares pursuant to the public offering, which is expected to close on November 9, 2006, for aggregate gross proceeds of $27,500 less the underwriters' fee of $1,237 and expenses of the issue estimated to be $280 and without giving effect to the exercise of the underwriters' over-allotment option.

Market For, Price Range and Trading Volume of Cyries Shares

The Cyries Shares are listed for trading on the TSX under the trading symbol "CYS". The following table sets out the price range for and trading volume of the Cyries Shares for the periods indicated.

Period	High	Low	Volume
2005			
January	$9.00	$7.45	1,208,453
February	$10.84	$8.85	2,349,296
March	$11.24	$9.20	2,329,300
April	$10.45	$9.01	2,223,500
May	$11.35	$9.10	1,663,600
June	$12.49	$11.10	2,762,900
July	$13.24	$11.50	5,405,400
August	$18.40	$12.90	8,855,400
September	$17.90	$15.95	10,134,500
October	$17.74	$14.00	4,253,800
November	$15.75	$14.20	6,417,100
December	$17.31	$14.90	6,593,300
2006			
January	$15.44	$14.20	7,684,800
February	$15.79	$12.00	9,813,400
March	$14.39	$12.30	7,035,233
April	$15.30	$13.30	5,749,369
May	$14.97	$11.68	4,410,085
June	$12.94	$9.85	6,453,510
July	$14.11	$10.20	3,845,329
August	$14.19	$12.61	4,242,310
September	$13.54	$10.74	2,959,724
October (1-20)	$13.14	$10.19	3,540,293

2. DUAL EXPLORATION INC.

General

Dual is a corporation incorporated under the laws of Alberta. Dual is an independent public corporation engaged in the acquisition, exploration, development and production of oil and natural gas in western Canada. Dual's operations are principally conducted in Alberta, Saskatchewan and the Northwest Territories, with a focus in the Peace River Arch area of northwestern Alberta.

The Dual Shares trade on the facilities of the TSX under the symbol "DLX". Dual is a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Ontario, Quebec.

The head office of Dual is located at 1400, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6. The registered office of Dual is located at 3000 Shell Centre, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4.

Capital Structure of Dual

The authorized capital of Dual is comprised of an unlimited number of common shares, an unlimited number of preferred shares issuable in series and an unlimited number of special preferred shares, of which 30,876,163 Dual Shares were issued and outstanding and no other shares were issued and outstanding as at October 13, 2006. As of the date of the Offer, 696,600 Dual Shares were issuable pursuant to the exercise of outstanding Dual Options and 3,176,786 Dual Shares were issuable pursuant to the exercise of Dual Warrants. To the knowledge of the Offeror, there are no other issued and outstanding shares of Dual or securities of Dual convertible into or exchangeable for common shares.

Price Ranges and Trading Volumes of Dual Shares

The Dual Shares are listed and posted for trading on the TSX. The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Dual Shares on the TSX for the periods indicated:

Period	High	Low	Volume
2005			
July[1]	$2.73	$1.85	4,236,245
August	$3.00	$2.25	2,456,553
September	$3.00	$2.41	2,199,310
October	$2.70	$1.65	731,670
November	$2.73	$2.31	424,602
December	$2.68	$1.95	1,072,424
2006			
January	$2.30	$1.86	2,077,023
February	$2.26	$1.75	626,156
March	$2.40	$1.81	1,655,058
April	$2.30	$2.04	476,058
May	$2.06	$1.70	801,532
June	$1.90	$1.20	1,131,255
July	$1.79	$1.25	453,150
August	$1.70	$1.50	859,717
September	$1.62	$1.15	709,766
October (1-20)	$2.15	$1.32	5,921,360

Note:

(1) The Dual Shares commenced trading on the TSX on July 11, 2005.

The Offer was announced to the public on October 4, 2006. On October 3, 2006, the last full day on which the Cyries Shares and the Dual Shares traded prior to public announcement of the Offer, the closing price of the Cyries Shares on the TSX was $10.56 and the closing price of the Dual Shares on the TSX was $1.40. The volume-weighted average trading price of the Cyries Shares and the Dual Shares on the TSX for the 10 trading days ended October 3, 2006 the last trading day prior to the announcement of the Offer, was $11.28 and $1.28, respectively. Based on these share prices, the Offer represents a premium of approximately 45% over the value of the Dual Shares for that period.

Previous Distributions

Based on publicly available information, no distributions of Dual Shares were effected since Dual's inception on April 19, 2005, except for the following:

Date	Description of Distribution	Number of Securities	Price Per Security	Aggregate Gross Proceeds to Dual
July 1, 2005	Private Placement	4,761,905[1]	$1.05	$5,000,000
August 11, 2005	Private Placement	5,100,000[2]	$1.75	$8,925,000
December 22, 2005	Private Placement	1,100,000[3]	$2.80	$3,080,000
June 15, 2006	Private Placement	2,137,000[3]	$2.34	$5,000,580
June 15, 2006	Private Placement	662,000[4]	$1.90	$1,257,800

Notes:

(1) The securities distributed were units, each unit was comprised of one Dual Share and 0.75 of a Dual Warrant.

(2) The securities distributed were subscription receipts, each subscription converted into a Dual Share on August 12, 2005 upon completion of the acquisition of a private oil and gas company.

(3) The securities distributed were Dual Shares which were issued on a "flow through" basis.

(4) The securities distributed were Dual Shares.

Information and Reporting Requirements

Dual is subject to the information and reporting requirements of the ABCA, the securities laws of each of the provinces in Canada in which it is a reporting issuer, and the rules of the TSX. In accordance therewith, Dual is required to file reports and other information with the securities regulatory authorities in Canada and with the TSX relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSX. Information as of particular dates concerning Dual's directors and officers, their remuneration, stock options granted to them, the principal holders of Dual Shares and any material interest of such persons in material transactions with Dual and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX.

Pursuant to the provisions of the securities laws of the provinces of Canada, the directors of Dual must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Dual subsequent to the date of the most recent published financial statements of Dual.

3. BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In recognition of the number of operational synergies which could be achieved by combining Cyries and Dual, certain of their respective officers began discussions on September 12, 2006 regarding the terms and conditions pursuant to which Cyries would agree to acquire Dual. On September 15, 2006, the Parties determined that the potential acquisition of Dual by Cyries should be investigated further, and in this regard, they entered into a reciprocal confidentiality agreement on September 18, 2006 pursuant to which each Party provided the other with access to its books, records and other information.

The Parties formally retained their respective legal counsel during the week of September 18, 2006. Cyries' legal counsel commenced preparation of the Acquisition Agreement shortly thereafter.

On October 2, 2006 Dual formally retained Clarus Securities Inc. as its independent financial advisor to provide financial advisory services, including the presentation and delivery of an opinion on the fairness of the consideration offered under the Offer, from a financial point of view, to Shareholders.

During the period of September 18 to October 4, 2006, the Parties negotiated the terms and conditions of the Acquisition Agreement and Lock-up Agreements. During this period, the Parties also completed their respective due diligence investigations regarding the other Party. On October 4, 2006 the boards of directors of each of Cyries and Dual met to consider the terms of the Acquisition Agreement and approved the transaction. The Acquisition Agreement and Lock-up Agreements were executed on October 4, 2006 and the Offer was publicly announced shortly thereafter.

Reasons for the Offer

Cyries believes that the acquisition of Dual will provide an excellent complement to Cyries' existing asset base. Cyries further believes that the combination of Cyries and Dual will result in a larger and stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada. In particular, Cyries expects to achieve a number of key financial and operational benefits from the transaction, including:

(a) Production is expected to increase by approximately 1,100 boe per day, 25% of which is natural gas and 75% of which is oil and natural gas liquids;

(b) Cyries will be able to consolidate its interests in several properties, most notably in the Gold Creek and Boundary Lake area where Cyries will pursue its exploration, development and operational enhancement programs;

(c) Cyries will increase its interest from 60% to 100% in the Gold Creek Halfway oil pool in which Cyries has recently drilled a number of oil wells. It is anticipated production from the consolidated interests of Cyries and Dual will increase by an additional 1,000 boe per day upon receipt of certain regulatory approvals which are expected in early 2007;

(d) Based on the independent reserves evaluation of Dual, effective December 31, 2005, Cyries' proved reserves are expected to increase by approximately 1,688 mboe and proved plus probable reserves are expected to increase by 2,348 mboe; and

(e) Cyries' undeveloped land is expected to increase by 163,800 net acres, of which approximately 100,000 net acres are located in the Northwest Territories.

The Offer provides a number of benefits to Shareholders resulting from the combination of Dual and Cyries including:

(a) the Offered Consideration represents a premium of approximately 45% based on the volume-weighted average trading prices of the Cyries Shares and the Dual Shares on the TSX for the 10 trading days ended October 3, 2006;

(b) an opportunity to participate in a well-managed, financially strong company with a diversified asset and production base in western Canada; and

(c) exposure to enhanced development and exploitation opportunities and realization of operational efficiencies from the combination of the operations of Dual and Cyries.

4. ACQUISITION AGREEMENT

The Offer

Cyries and Dual entered into the Acquisition Agreement pursuant to which Cyries agreed to make the Offer. Under the Acquisition Agreement, Dual confirmed to Cyries that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., unanimously (i) approved the Offer; (ii) determined that the consideration to be received under the Offer is fair, from a financial point of view, to holders of Dual Shares, and is in the best interests of Dual and the holders of Dual Shares; and (iii) resolved to recommend acceptance of the Offer by holders of Dual Shares.

Pursuant to the Acquisition Agreement, Dual also agreed with Cyries that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations with any parties (other than Cyries or its affiliates) conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal. Further, Dual agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would exercise all rights to require the return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Dual. Dual also agreed in the Acquisition Agreement that it would not, nor authorize or permit any person or any of its representatives, directly or indirectly, to solicit, initiate or encourage or engage in any discussions or negotiations or take any action in respect of, or which may reasonably be expected to lead to a Take-over Proposal. In addition, Dual agreed that it would not provide or furnish to any party any information concerning Dual and its business, properties and assets in respect of or which may reasonably be expected to lead to a Take-over Proposal or accept, recommend, approve or enter into any agreement to implement any Take-over Proposal. Neither Dual nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Dual shall have entered into a confidentiality and standstill agreement with such party containing customary terms. The foregoing does not prevent the board of directors of Dual from (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by Dual or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such third party with information concerning Dual and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Take-over Proposal and the Board of Directors of Dual has determined that such Take-over Proposal is a Superior Take-over Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside legal counsel that such action is required for the Board of Directors of Dual to comply with its fiduciary duties under applicable law; (ii) complying with applicable Securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Take-over Proposal to Shareholders; and (iii) accepting, recommending, approving or entering into any agreement to implement a Superior Take-over Proposal and releasing the party making the Superior Take-over Proposal from any standstill provisions, but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors of Dual shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Cyries during the seventy-two (72) hour notice period set forth below and after receiving the advice of outside counsel, that such action is required by the Board of Directors of Dual to comply with its fiduciary duties under applicable law.

Upon receipt of a Take-over Proposal, Dual agrees to provide immediate notice thereof to Cyries and shall provide Cyries with a copy or written description of any such Take-over Proposal and any amendments thereto. Dual agrees to notify Cyries immediately if the board of directors of Dual determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. For a period of 72 hours from the time that Dual notifies Cyries of the fact that the board has determined a *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Dual agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and not to release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 72 hour period, Dual shall and shall cause its respective financial and legal advisors to, negotiate in good faith with Cyries to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Cyries to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Cyries proposes to amend the Acquisition Agreement and the Offer to provide that the holders of Dual Shares shall receive a value per Dual Share equal to or having a value greater than the value per Dual Share provided in the Superior Take-over Proposal and so advises the board of directors of Dual prior to the expiry of such 72 hour period, the board of directors of Dual shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Cyries is permitted under the Acquisition Agreement to, in its sole discretion: (i) waive any term or condition of the Offer for its benefit provided that if Cyries takes up and pays for any Dual Shares, it shall acquire not less than the Minimum Required Shares; and (ii) vary any term or condition of the Offer, provided that Cyries shall not without the prior written consent of Dual, acting reasonably: (A) reduce the number of Dual Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Dual Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is adverse to the holders of Dual Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Dual Shares. In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Cyries has agreed to extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.

Non-Completion Fee

Dual has agreed to pay to Cyries a non-completion fee of $2 million within 24 hours after the first to occur of any of the following events (provided there is no material breach or non-performance by Cyries of a material provision of the Acquisition Agreement):

(a) the board of directors of Dual shall or shall resolve to: (1) fail to make any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement; or (2) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement in a manner adverse to Cyries; or (3) fail to publicly reaffirm its recommendation of the Offer within 10 days of the public announcement of another *bona fide* Take-over Proposal;

(b) the board of directors of Dual shall have recommended that Dual's Shareholders deposit their Dual Shares under, vote in favour of, or otherwise accept, a Take-over Proposal or shall resolve to do so;

(c) Dual shall have entered into any agreement with any person providing for Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement; or

(d) a Take-over Proposal is publicly announced, proposed, offered or made to Dual's Shareholders prior to the Expiry Time, and at the Expiry Time the Minimum Condition has not been satisfied.

In the event that a Take-over Proposal is publicly announced or made as contemplated by subsection (d) above, Dual agrees to deliver to Cyries within three (3) Business Days, an irrevocable letter of credit, in form and substance satisfactory to Cyries, payable by a Canadian chartered bank in the amount of the non-completion fee. Any payment of the non-completion fee by Dual as described above shall be without prejudice to the rights or remedies available to Cyries upon the breach of any provision of the Acquisition Agreement.

Lock-up Agreements

See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

Board of Directors of Dual

Dual has agreed that within 24 hours following the acquisition by Cyries of more than the Minimum Required Shares, Dual shall assist Cyries to obtain the resignations of all Dual directors and to use its best efforts to cause the appointment of Cyries nominees to fill the vacancies created.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by written notice given to the other Party, at any time prior to the time that the Offeror first takes-up and pays for Dual Shares:

(a) by mutual written consent of Cyries and Dual;

(b) by Cyries if the conditions to the Offer have not been satisfied or waived by Cyries on or before the Expiry Time;

(c) by either Cyries or Dual if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate the Acquisition Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either Cyries or Dual if any representation or warranty by the other Party contained in the Acquisition Agreement shall have been determined by Cyries or Dual to be materially inaccurate (or, in the case of representations and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Cyries or Dual determines the other Party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the Acquisition Agreement;

(e) by either Cyries or Dual if the non-completion fee described herein becomes payable (provided that for the purposes of a termination by Dual, Dual must have first paid the non-completion fee described herein);

(f) by either Cyries or Dual if the Take-up Date has not occurred within 90 days following the Initial Expiry Time; or

(g) by Dual if the board of directors of Cyries accepts, approves or recommends or enters into any agreement, undertaking or arrangement in respect of any proposal or offer by a third person to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of Cyries' assets or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding common shares of Cyries whether by way of a take-over bid, arrangement, amalgamation, merger, consolidation or other business combination.

5. DUAL OPTIONS AND DUAL WARRANTS

Pursuant to the Acquisition Agreement, all persons who hold Dual Options and Dual Warrants are entitled to exercise all of their Dual Options and Dual Warrants and tender all Dual Shares issued in connection therewith under the Offer upon payment of the full exercise price by cheque, bank draft, or such other form as may be acceptable to Cyries. All Dual Options and Dual Warrants that are tendered to Dual for exercise, conditional on the Offeror taking-up Dual Shares under the Offer, will be deemed to have been exercised concurrently with the take-up of Dual Shares by the Offeror.

6. PURPOSE OF THE OFFER AND PLANS FOR DUAL

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Dual Shares, including Dual Shares which may become outstanding upon the exercise of Dual Options and Dual Warrants during the Offer Period. If at least 90% of the outstanding Dual Shares, on a diluted basis, not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke its statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offer is successful but the Offeror acquires less than 90% of the outstanding Dual Shares, the Offeror has agreed to use all commercially reasonable efforts to pursue a Subsequent Acquisition Transaction to acquire the Dual Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair to Dual and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Dual Shares acquired pursuant to the Offer. See Section 12 of the Offer, "Acquisition of Dual Shares Not Deposited".

Plans for Dual

If the Offeror acquires at least the Minimum Required Shares pursuant to the Offer, the boards of directors of Dual will be reconstituted through resignations tendered by the existing directors of Dual and the appointment of nominees of Cyries in their stead. In that regard, Dual has agreed in the Acquisition Agreement to assist Cyries in securing the resignations of all directors and officers of Dual and to cause the election of nominees of Cyries to fill the vacancies so created by such resignations in such a manner that the holding of a shareholders' meeting will not be required.

In order to provide for a timely and efficient transition, Cyries' management will assume responsibility for the day to day operations of Dual immediately upon taking up and paying for the Minimum Required Shares pursuant to the Offer. Dual will be managed as a separate entity until such time that it can be amalgamated or wound-up into the Offeror or one or more of its affiliates.

If permitted by applicable law, subsequent to the completion of the Offer or the Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Dual Shares from the TSX and cause Dual to cease to be a reporting issuer under the securities laws of each province in Canada in which it has such status.

7. ARRANGEMENTS WITH THE LOCKED-UP SECURITYHOLDERS

Except as described below, there are no contracts, arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Dual and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful. Except as described below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any holder of securities of Dual with respect to the Offer or between the Offeror and any person or company with respect to any securities of Dual in relation to the Offer. There are no business relationships between the Offeror, its associates or affiliates and Dual that are material to any of them with the exception of the Acquisition Agreement.

Lock-up Agreements

Cyries has entered into the Lock-up Agreements pursuant to which the Locked-up Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Dual Shares beneficially owned by them and all Dual Shares they shall acquire at least five days before the Initial Expiry Time pursuant to the exercise of Dual Options and Dual Warrants, representing an aggregate of 9,579,577 Dual Shares (which includes Dual Shares issuable upon exercise of "in-the-money" Dual Options and Dual Warrants held by the Locked-up Securityholders) or approximately 27.5% of the currently issued and outstanding Dual Shares (calculated on a diluted basis).

The Locked-up Securityholders are entitled to withdraw all of the Dual Shares deposited pursuant to the Offer in the event that the Acquisition Agreement is terminated in accordance with its terms.

Arrangements with Directors, Officers, Employees and Consultants

Under the terms of the Acquisition Agreement, Cyries acknowledged that Dual may pay up to an aggregate of $94,000 in possible severance or termination payments to its employees and consultants pursuant to agreements in place with such parties. The officers of Dual have waived any entitlements to severance that they may otherwise be entitled to. Certain officers and employees will also receive a payment of approximately $35,000 pursuant to Dual's retention bonus program. In addition, under the Acquisition Agreement, Cyries agreed that if it acquires the Dual Shares under the Offer then, to the extent that there are current indemnities in place for Dual's directors and officers, it will cause Dual to fulfill its obligations pursuant to such indemnities in accordance with the terms of any indemnity agreements, the provisions of the constating documents of Dual and the provisions of the ABCA.

Other than Howard Crone, who is the Chairman and a director of Dual and a director of Cyries, no other director or officer of Cyries is also a director or officer of Dual. Mr. Crone abstained from participating in the board of directors' deliberations relating to the Offer and the Acquisition Agreement due to the potential conflict of interest resulting from the relationship with each of Cyries and Dual.

8. OWNERSHIP OF, TRADING IN AND COMMITMENTS TO ACQUIRE SECURITIES OF DUAL

As of the date hereof, neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Dual, except in respect of the Acquisition Agreement and the Lock-up Agreements and except for: (i) 30,000 Dual Shares (less than 0.1% of the Dual Shares on a fully diluted basis) held by an associate of Richard Thompson, an officer of Cyries; (ii) 58,200 Dual Shares (approximately 0.2% of the Dual Shares on a fully diluted basis) held by Brendan Carrigy, an officer of Cyries; (iii) 30,000 Dual Shares (less than 0.1% of the Dual Shares on a fully diluted basis) held by Michael Kabanuk, an officer of Cyries; (iv) 1,700 Dual Shares (less than 0.01% of the Dual Shares on a fully diluted basis) held by Alison Jones, a director of Cyries; and (v) 730,171 Dual Shares (approximately 2.1% of the Dual Shares on a fully diluted basis) and 321,421 Dual Warrants (approximately 10.1% of the Dual Warrants) held by Howard Crone, a director of Cyries and Dual.

To the knowledge of the directors and officers of the Offeror after reasonable inquiry, no securities of Dual are beneficially owned, directly or indirectly, by, nor is control or direction over any securities of Dual exercised by, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

No securities of Dual have been traded during the six-month period preceding the date of the Offer by Cyries, any associate or affiliate of Cyries, any directors or officers of Cyries or their respect associates, or, to the knowledge of the directors and officers of Cyries, after reasonable enquiry, by any associate of any director or officer of Cyries, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Cyries or by any person or company acting jointly or in concert with Cyries, except for the following trades by the following director and officers of Cyries:

Name	Date	Type of Trade	Number of Shares	Price of Share
Brendan Carrigy	May 8, 2006	Purchase	2,000	$1.75
	May 12, 2006	Sale	3,000	$1.88
	June 15, 2006	Purchase	1,000	$1.40
	June 22, 2006	Purchase	2,000	$1.45
	July 4, 2006	Purchase	2,100	$1.45
	July 6, 2006	Purchase	4,900	$1.40
	July 7, 2006	Purchase	1,000	$1.35
	July 10, 2006	Purchase	2,000	$1.40
	July 21, 2006	Purchase	3,000	$1.40
	July 27, 2006	Purchase	2,800	$1.32
	July 31, 2006	Purchase	2,100	$1.65
	August 2, 2006	Purchase	2,000	$1.68
	August 8, 2006	Purchase	2,200	$1.63
	August 9, 2006	Purchase	500	$1.64
	August 10, 2006	Purchase	2,500	$1.66
	August 11, 2006	Purchase	300	$1.63
	August 15, 2006	Purchase	4,000	$1.55
	August 16, 2006	Purchase	2,000	$1.51
	August 18, 2006	Purchase	8,500	$1.55
	August 28, 2006	Purchase	5,000	$1.55
	August 30, 2006	Purchase	1,200	$1.50
Richard Thompson	August 10, 2006	Purchase	30,000	$1.65
Alison Jones	October 12, 2006	Sale	50,000	$1.82

Except in respect of the Acquisition Agreement and the Lock-up Agreements, neither the Offeror, nor any associate or affiliate of the Offeror, nor any director or officer of the Offeror or their respective associates, or, to the knowledge of the directors and officers of the Offeror after reasonable inquiry, any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror, has entered into any commitment to acquire any securities of Dual.

9. EFFECT OF THE OFFER ON MARKETS FOR THE DUAL SHARES AND STOCK EXCHANGE LISTING

The purchase of Dual Shares by the Offeror pursuant to the Offer will reduce the number of Dual Shares that might otherwise trade publicly, as well as the number of holders of Dual Shares, and, depending on the number of Dual Shares deposited and purchased under the Offer, could adversely affect the liquidity and market value of the remaining Dual Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the cessation of trading and delisting of the Dual Shares on such exchange. Among such criteria are the minimum number of holders of Dual Shares, the minimum number of Dual Shares publicly held and the aggregate market value of the Dual Shares publicly held. Depending upon the number of Dual Shares purchased pursuant to the Offer, it is possible that the Dual Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Dual Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Dual Shares. It is the intention of the Offeror to cause Dual to apply to delist the Dual Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. Moreover, in the event the Dual Shares are delisted, such shares would constitute "taxable Canadian property" to non-resident holders of Dual Shares. As a result, subject to relief under an applicable tax treaty, a non-resident holder of Dual Shares would be subject to Canadian taxation in respect of any disposition or deemed disposition of such shares. Any such disposition or deemed disposition of Dual Shares by a non-resident at a time when the Dual Shares are not listed on a prescribed stock exchange (including the TSX) would trigger certain tax reporting requirements, including tax filings which are required to be made contemporaneously with any such disposition, and purchasers would generally be required to withhold a portion of the purchase price on any such disposition and remit same to the Canadian tax authorities. Non-resident holders of Dual Shares should consult their own tax advisors in the event the Dual Shares are delisted.

After the purchase of Dual Shares under the Offer and subject to applicable laws, the Offeror intends to cause Dual to take steps toward the elimination of its public reporting requirements under applicable securities legislation.

10. MATERIAL CHANGES IN THE AFFAIRS OF DUAL AND OTHER INFORMATION

The Offeror is not aware of any information which has not been generally disclosed that indicates that any material change has occurred in the affairs of Dual since the date of the last published financial statements of Dual, being the interim financial statements for the period ended June 30, 2006 other than the material change report dated October 13, 2006 with respect to Dual and Cyries entering into the Acquisition Agreement.

The Offeror is not aware of any material facts concerning the Dual Shares or other material facts not disclosed in the Offer that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

11. ACCEPTANCE OF THE OFFER

With the exception of those Locked-up Securityholders who have entered into the Lock-up Agreements, the Offeror has no knowledge of whether any Shareholders will accept the Offer. See Section 7 of the Circular, "Arrangements with the Locked-up Securityholders".

12. RISK FACTORS

In assessing the Offer, in addition to the risks described below, Dual Shareholders should also carefully review the risks described in the annual information form of Cyries for the year ended December 31, 2005, which was filed with applicable Canadian provincial securities regulatory authorities and is incorporated herein by reference. The risk factors set forth in Cyries' annual information form for the year ended December 31, 2005 relating to the oil and natural gas business and the operations and reserves of Cyries apply equally in respect of the business of Dual that Cyries is acquiring pursuant to the Offer.

In addition, Dual may be subject to risks that are not applicable or material to Cyries at the present time, but that may apply to the combined company. Risk factors relating to Dual can be found in Dual's annual information form, dated March 30, 2006, which was filed with applicable Canadian provincial securities regulatory authorities and can be found on www.sedar.com.

The combination of the Offeror with Dual is subject to certain risks, including the following:

Possible Failure to Complete the Offer

The Offer is subject to normal commercial risk that the Offer may not be completed on the terms negotiated or at all. If closing of the Offer does not take place, the Offeror would not realize the anticipated benefits of the combination of Cyries and Dual. A Shareholder should realize that the conditions to the Offer may not be satisfied and the Offer may not be completed.

Market Value of Cyries Shares Issued in Connection with the Offer

The Offeror is offering to purchase all of the issued and outstanding Dual Shares on the basis of 0.167 of a Cyries Share for each Dual Share. The Offered Consideration will not be adjusted to reflect any changes in the market value of Cyries Shares. As a result, the market values of the Cyries Shares and the Dual Shares at the time the Dual Shares are taken up under the Offer may vary significantly from the values at the date of the Offer or the date that Shareholders tender their Dual Shares. If the market value of Cyries Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the twelve-month period ended on October 3, 2006 (the last trading day prior to the announcement of the intention to make the Offer), the trading price of Cyries Shares on the TSX varied from a low of $10.56 to a high of $17.74. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Cyries, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions and other factors over which Cyries has no control.

Failure to Integrate Cyries and Dual Effectively

Benefits from the combination of Cyries and Dual will depend in part on whether the operations of Cyries and Dual can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that the expected combination benefits from the acquisition of Dual will be fully realized by Cyries or realized within the expected time frame.

Failure to Realize Benefits

As part of its strategy, Cyries will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Dual. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, and uncertainties relating to capital and other costs and financing risks.

Effect of Change of Control Provisions on Dual

Dual is a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since the Offeror may hold Dual Shares representing a majority of the voting rights of Dual. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

Reliability of Dual Historical Information

All historical information regarding Dual contained in the Offer and Circular has been derived from Dual's publicly available information. Any inaccuracy or material omission in Dual's publicly available information, including the information about or relating to Dual contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Listing of Dual Shares

The purchase of any Dual Shares by the Offeror pursuant to the Offer will reduce the number of Dual Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Dual Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Dual Shares held by the public. After the purchase of the Dual Shares under the Offer, it may be possible for Dual to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or any other jurisdiction in which Dual has an insignificant number of Shareholders.

The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Dual Shares from the TSX. Among such criteria are the number of Shareholders, the number of Dual Shares publicly held and the aggregate market value of the Dual Shares publicly held. Depending on the number of Dual Shares purchased pursuant to the Offer, it is possible that the Dual Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Dual Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Dual Shares. If the Offeror acquires sufficient Common Shares under the Offer to enable it to do so, the Offeror intends to delist the Dual Shares from the TSX.

Effect of Dual Shareholders' Exercise of Dissent Rights Pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction

In order for the Offeror to acquire all of the issued and outstanding Dual Shares, it will likely be necessary, following the completion of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Dual Shares, which could be different from the Offer price. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their Dual Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Dual Shares, which could result in the Offeror being required to make a substantial cash payment that could have an adverse effect on the financial position and liquidity of the combined company.

Market Price of Cyries May be Affected by Additional Issuance of Cyries Shares Pursuant to Offer

If all of the Dual Shares are tendered to the Offer, a significant number of additional Cyries Shares will be available for trading in the public market. The increase in the number of Cyries Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Cyries Shares. Moreover, in the event that any Shareholder holding a significant percentage of Dual Shares tenders its Dual Shares to the Offer in exchange for Cyries Shares, such Shareholder will hold a significant percentage of Cyries Shares after such take-up. The potential that such a Shareholder may sell its Cyries Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Cyries Shares in the public market, could adversely affect the market price of the Cyries Shares.

13. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Macleod Dixon LLP, counsel to Cyries, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Dual Shareholder who disposes of their Dual Shares pursuant to the Offer, and who, for the purposes of the Tax Act and at all relevant times holds its Dual Shares, and will hold any Cyries Shares acquired under the Offer, as capital property and deals at arm's length with, is not affiliated with, each of Dual and Cyries. Dual Shares and Cyries Shares will generally be considered to be capital property to a Dual Shareholder unless the holder either holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Dual Shareholders who are residents of Canada for purposes of the Tax Act and whose

Dual Shares or Cyries Shares might not otherwise qualify as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Dual Shareholder deemed to be capital property in the taxation year of the election and in all subsequent taxation years.

This summary is not applicable to a Dual Shareholder that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, a "specified financial institution" as defined in the Tax Act or an interest in which is a "tax shelter investment" for the purposes of the Tax Act. Any such Dual Shareholders should consult their own tax advisors. This summary is not applicable to a Dual Shareholder who, immediately following the completion of the Offer, either alone or together with other persons with whom such Dual Shareholder does not deal at arm's length, controls Cyries or beneficially owns Cyries Shares which have a fair market value in excess of 50% of the fair market value of all of the outstanding Cyries Shares immediately following completion of the Offer.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the "Tax Regulations"), and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, or changes in the administrative or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those described herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Dual Shareholder. Accordingly, Dual Shareholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of disposing of their Dual Shares pursuant to the Offer, having regard to their particular circumstances.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Dual Shareholder who, for the purposes of the Tax Act and at all relevant times is, or is deemed to be, resident in Canada (in this section, a "Resident Shareholder").

Accepting the Offer

A Resident Shareholder who disposes of their Dual Shares pursuant to the Offer for Cyries Shares will, unless the Resident Shareholder chooses to recognize a capital gain or capital loss on the exchange of the Resident Shareholder's Dual Shares for Cyries Shares as described in the immediately subsequent paragraph, be deemed to have disposed of such Dual Shares for proceeds of disposition equal to the Resident Shareholder's adjusted cost base thereof. Such Resident Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire their Cyries Shares at a cost which is equal to the adjusted cost base of their Dual Shares. This cost will be averaged with the adjusted cost base of all other Cyries Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all Cyries Shares held by such Resident Shareholder.

Notwithstanding the foregoing, Resident Shareholders who receive Cyries Shares in exchange for their Dual Shares may, if they so choose, recognize a capital gain (or a capital loss) in respect of such disposition by reporting the same in their income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Cyries Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Dual Shares exchanged and any reasonable costs of making the disposition. In such circumstances, the cost of the Cyries Shares acquired will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Cyries Shares held by such Resident Shareholder as capital property for the purpose of determining the adjusted cost basis of all Cyries Shares held by such Resident Shareholder.

A Resident Shareholder who chooses to realize a capital gain or a capital loss on the disposition of their Dual Shares will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years in accordance with the detailed rules of the Tax Act. The amount of any capital loss realized by a Resident Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends previously received or deemed to be received on the Dual Shares to the extent and under the circumstances described in the Tax Act.

A Resident Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay the refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including taxable capital gains. Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax under the Tax Act.

Acquisition of Dual Shares Not Deposited

Compulsory Acquisition

As outlined in the Offer to Purchase under the heading "Acquisition of Dual Shares Not Deposited", Cyries may, in certain circumstances, acquire Dual Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Resident Shareholder whose Dual Shares are so acquired by Cyries solely in consideration for Cyries Shares will generally be subject to the same tax treatment as described above with respect to a disposition of Dual Shares for Cyries Shares under the Offer.

Where a Resident Shareholder's Dual Shares are disposed of pursuant to the exercise of dissent rights, the Resident Shareholder may not qualify for any tax deferral to the extent any cash proceeds are received pursuant to the exercise of such dissent rights. Further, a dissenting Resident Shareholder may be subject to tax on any interest or dividends paid or deemed to be paid as a result of the exercise of dissent rights.

Subsequent Acquisition Transaction

If Cyries is unable to make a compulsory acquisition, Cyries may propose a Subsequent Acquisition Transaction as outlined in the Offer to Purchase. The tax consequences of such a transaction to a Dual Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Dual Shareholders who dispose of their Dual Shares pursuant to the Offer. To the extent that any Subsequent Acquisition Transaction is proposed by Cyries, Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Dual Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This portion of the summary is applicable to a Dual Shareholder who, at all relevant times, is neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Shareholder should consult their own tax advisor with respect to the exchange of Dual Shares for Cyries Shares.

Accepting the Offer

Non-Resident Shareholders who hold Dual Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian tax upon the disposition of their Dual Shares pursuant to the Offer.

Generally, Dual Shares will not be taxable Canadian property at a particular time to a Non-Resident Shareholder provided that the Dual Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, unless: (a) at any time during the sixty month period immediately preceding the disposition of the Dual Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of Dual; or (b) the Non-Resident Shareholder's Dual Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Non-Resident Shareholders whose Dual Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as Resident Shareholders as described above under "Shareholders Resident in Canada - Accepting the Offer". Non-Resident Shareholders whose Dual Shares constitute taxable Canadian property may nonetheless be exempted from taxation on capital gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, based on the assumption that the value of the Dual Shares is derived principally from real property in Canada, the *Canada-United States Income Tax Convention, 1980* would not provide such an exemption for a Non-Resident Shareholder who is a resident of the United States for the purposes of such convention and whose Dual Shares constitute taxable Canadian property. Conversely, to the extent a Non-Resident Shareholder realizes a capital loss from the disposition of their Dual Shares, the amount of the capital loss may not be deductible against capital gains of a Non-Resident Shareholder for the purposes of the Tax Act. **Non-Resident Shareholders whose Dual Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing of Dual Shares pursuant to the Offer.**

Non-Qualified Parties

Non-Resident Shareholders who are Non-Qualified Parties and whose Cyries Shares otherwise issuable directly to them under the Offer are sold by the Selling Agent will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds received for such Cyries Shares exceeds (or are exceeded by) the aggregate of the adjusted cost base of the Cyries Shares so disposed of. In such circumstances, the Non-Qualified Party will only be subject to Canadian tax to the extent the Cyries Shares so disposed of constitute "taxable Canadian property" within the meaning of the Tax Act to such Non-Qualified Party. A Non-Qualified Party whose Cyries Shares constitute taxable Canadian property will generally be subject to taxation on the same basis as Resident Shareholders who choose to recognize a capital gain or loss upon the exchange of Dual Shares for Cyries Shares as described above under "Shareholders Resident in Canada - Accepting the Offer".

Generally, Cyries Shares will not be taxable Canadian property to a Non-Qualified Party at a particular time provided that the Cyries Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, unless: (a) at any time during the sixty month period immediately preceding the disposition of the Cyries Shares by the Selling Agent on behalf of such Non-Qualified Party, the Non-Qualified Party, persons not dealing at arm's length with such Non-Qualified Party, or the Non-Qualified Party together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of Cyries; or (b) the Non-Qualified Party's Cyries Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property. Generally, if the Dual Shares held by a Non-Qualified Party were taxable Canadian property to such Non-Qualified Party (see the discussion above under "Shareholders Not Resident in Canada - Accepting the Offer"), the Cyries Shares received in exchange therefor will be taxable Canadian property to such Non-Qualified Party.

Acquisition of Dual Shares Not Deposited

Compulsory Acquisition

As outlined in the Offer to Purchase, Cyries may, in certain circumstances, acquire Dual Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. The consequences under the Tax Act to a Non-Resident Shareholder disposing of Dual Shares under a compulsory acquisition, or pursuant to the exercise of dissent rights in connection therewith, will generally be as described above for Non-Resident Shareholders who accept the Offer. Where Dual Shares are acquired from a Non-Resident Shareholder pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder or a partnership that is not a "Canadian partnership" for the purposes of the Tax Act as a result of such an award, or dividends deemed to be paid to such a Non-Resident Shareholder by Dual as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an income tax treaty between Canada and the Non-Resident Shareholder's jurisdiction of residence. Non-Resident Shareholders whose Dual Shares are acquired pursuant to a compulsory acquisition should consult their tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

The consequences under the Tax Act of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein for Non-Resident Shareholders that dispose of their Dual Shares pursuant to the Offer. To the extent that any Subsequent Acquisition Transaction is proposed by Cyries, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Dual Shares acquired pursuant to such transaction.

14. DEPOSITARY

The Offeror has engaged Computershare Investor Services Inc. to act as Depositary for the receipt of certificates in respect of Dual Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Dual Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

15. INFORMATION AGENT

Georgeson Shareholder Communications Canada Inc. is acting as the Information Agent under the Offer. The Information Agent will be responsible for providing information about the Offer to Shareholders resident in Canada and the United States. Questions and requests for assistance may be directed to the Information Agent at 1-866-396-8724.

The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as the Information Agent.

Except as set forth above, the Offeror will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Dual Shares pursuant to the Offer. No fee or commission will be payable by Shareholders who transmit their Dual Shares directly to the Depositary to accept the Offer.

16. LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Macleod Dixon LLP, Canadian counsel to the Offeror.

17. STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of such rights or consult with a lawyer.

18. EXPENSES OF THE OFFER

The Offeror estimates the total amount of the fees and expenses related to the Offer will be approximately $500,000. Such fees and expenses will be paid out of Cyries' cash reserves or available credit facilities.

APPROVAL AND CERTIFICATE

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the Board of Directors of the Offeror.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer within the meaning of the *Securities Act* (Quebec).

Dated: October 24, 2006

CYRIES ENERGY INC.

(Signed) DONALD F. ARCHIBALD
Chairman and Chief Executive Officer

(Signed) ERIN P. THORSON
Chief Financial Officer and Controller

On behalf of the Board of Directors

(Signed) GARY C. PEDDLE
Director

(Signed) DOUGLAS A. DAFOE
Director

The Depositary for the Offer is:


Computershare

By Registered Mail, Hand or Courier:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Computershare Investor Services Inc.
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253

Email: corporateactions@computershare.com

The Information Agent for the Offer is:


Georgeson

Georgeson Shareholder Communications Canada Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

Telephone: 1-866-396-8724

Any questions and requests for assistance may be directed by holders of Dual Shares to the Depositary or the Information Agent at the telephone numbers and locations set forth above.

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for addresses and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates
for
common shares
of

DUAL EXPLORATION INC.

To be deposited pursuant to the Offer dated October 24, 2006
of

CYRIES ENERGY INC.

This letter of transmittal (the "**Letter of Transmittal**"), properly completed and duly executed, together with all other required documents, must accompany certificates for the common shares (the "**Common Shares**") of Dual Exploration Inc. ("**Dual**") deposited pursuant to the offer (the "**Offer**") dated October 24, 2006 made by Cyries Energy Inc. (the "**Offeror**") to purchase the Common Shares. **The Offer will be open for acceptance until 5:00 p.m. (Calgary time), on November 29, 2006 unless the Offer is extended or withdrawn.** Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Common Shares according to the Procedures for Guaranteed Delivery set forth in Section 3 of the Offer. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO: CYRIES ENERGY INC.

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., as Depositary**

The undersigned delivers to you the enclosed certificate(s) for Common Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

DESCRIPTION OF COMMON SHARES DEPOSITED			
Name and Address of Registered Owners(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	**Share Certificate(s) and Common Share(s) Deposited (Attach additional signed list, if any)**		
	Share Certificate Number(s)	**Number of Common Shares Represented by Certificate(s)**	**Number of Common Shares Deposited***
	Total Common Shares		
***Unless otherwise indicated, it will be assumed that all Common Shares described above are being deposited.**			

NOTICE WITH RESPECT TO CERTAIN U.S. DUAL SHAREHOLDERS

IN THE EVENT THAT THE OFFEROR TAKES UP COMMON SHARES DEPOSITED PURSUANT TO THE OFFER, ALL DUAL SHAREHOLDERS WHO ARE "NON-QUALIFIED PARTIES" (AS DEFINED BELOW) SHALL HAVE THE CYRIES SHARES OTHERWISE DIRECTLY ISSUABLE TO THEM PURSUANT TO THE OFFER ISSUED INSTEAD ON THEIR BEHALF TO COMPUTERSHARE INVESTOR SERVICES INC. OR SUCH OTHER AGENT AS MAY BE DESIGNATED BY THE OFFEROR (HEREINAFTER REFERRED TO AS A "SELLING AGENT") WHICH SHALL, AS AGENT FOR SUCH NON-QUALIFIED PARTIES, AS EXPEDITIOUSLY AS IS COMMERCIALLY REASONABLE THEREAFTER, SELL ALL SUCH CYRIES SHARES THROUGH THE FACILITIES OF THE TORONTO STOCK EXCHANGE AND PAY THE NET PROCEEDS OF SUCH SALES, AFTER DEDUCTION OF BROKERAGE SALES COMMISSIONS AND ANY OTHER RELATED EXPENSES OR ANY APPLICABLE WITHHOLDING TAXES, TO SUCH NON-QUALIFIED PARTIES. "NON-QUALIFIED PARTIES" MEANS RESIDENTS OF THE U.S. JURISDICTIONS OF ARIZONA, ARKANSAS, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, GUAM, HAWAII, ILLINOIS, INDIANA, LOUISIANA, MARYLAND, MASSACHUSETTS, MINNESOTA, MISSISSIPPI, NEW JERSEY, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, OREGON, PUERTO RICO, TENNESSEE, TEXAS, UTAH, WEST VIRGINIA, WISCONSIN AND WYOMING WHO DO NOT QUALIFY AS EXEMPT INSTITUTIONAL INVESTORS IN SUCH U.S. STATES.

All Cyries Shares which the Selling Agent is required to sell will be pooled and sold as soon as practicable on the TSX. Thereafter, the Selling Agent will forward to each person whose Cyries Shares have been sold a cheque in Canadian dollars in an amount equal to such person's pro rata interest in the proceeds of sale of all Cyries Shares so sold by the Selling Agent (net of all applicable brokerage sales commissions, any other related expenses in respect of such sales and any applicable withholding taxes). In effecting the sale of any Cyries Shares, the Selling Agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Offeror nor the Selling Agent will be liable for any loss arising out of any sale of such Cyries Shares relating to the manner or timing of such sales, the prices at which Cyries Shares are sold or otherwise. The sale price of Cyries Shares sold on behalf of such persons will fluctuate with the market price of the Cyries Shares and no assurance can be given that any particular price will be received upon any such sale. Dual Shareholders who are resident in jurisdictions in which Cyries Shares may not be lawfully delivered, and who desire certainty with respect to the price to be received for their Dual Shares, may wish to consult their advisors.

The undersigned hereby acknowledges and confirms that the certificate(s) deposited with this Letter of Transmittal represent an aggregate of ______________________________ Dual Shares held by or on behalf of "Non-Qualified Parties" as defined above. The undersigned understands, confirms and accepts that the Cyries Shares that otherwise would be directly issuable to it under the Offer in exchange for Dual Shares which it holds shall instead be issued to a selling agent on behalf of the undersigned, and such selling agent shall, as agent on behalf of the undersigned, sell all such Cyries Shares on the Toronto Stock Exchange and deliver the net cash proceeds from the sale of such Cyries Shares to the undersigned as soon as commercially reasonable. The undersigned acknowledges that the Offeror and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and agreements, and the Offeror is irrevocably authorized to produce this Letter of Transmittal or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

DUAL SHAREHOLDER REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND AGREEMENTS

The undersigned:

(a) acknowledges receipt of the Offer and accompanying Circular;

(b) delivers to you the enclosed certificate(s) representing Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Common Shares represented by such certificates (the "**Purchased Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**");

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued certificates representing Cyries Shares to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificates representing Cyries Shares by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Common Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Dual);

(h) irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests, declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

    (i) to register or record, transfer and enter the transfer of Purchased Securities on the appropriate register of Shareholders maintained by Dual; and

    (ii) to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise) of holders of Common Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

and as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Dual and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) if Dual should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Common Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Dual of such Common Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice; and

(n) acknowledges and agrees that: (i) no fractional Cyries Shares will be issued; (ii) the number of Cyries Shares deliverable to any holder of Common Shares that would otherwise be entitled 0.5 or more of a fractional Cyries Share will be rounded up to the next whole number of Cyries Shares; (iii) the number of Cyries Shares deliverable to any holder of Common Shares that would otherwise be entitled to less than 0.5 of a fractional Cyries Share will be rounded down to the next whole number of Cyries Shares; and (iv) in calculating such fractional interest, all Common Shares held by a registered holder shall be aggregated.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities 0.167 of a Cyries Share for each deposited Common Share payable by the issuance of a certificate representing Cyries Shares registered as per the instructions of the Dual Shareholder in this letter.

BLOCK A

ISSUE CERTIFICATE IN THE NAME OF (please print or type):

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Social Security No.)

U.S. residents/citizens must provide their Taxpayer Identification Number __________________

BLOCK B

SEND CERTIFICATE (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Box A or to:

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal/Zip Code)

BLOCK C

☐ HOLD CERTIFICATE FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY IN CALGARY, ALBERTA

BLOCK D

DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY
(see Item 2 of the Instructions)

☐ CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ______________________________

Date of Execution of Notice of Guaranteed Delivery: ______________________________

Name of Institution which Guaranteed Delivery: ______________________________

Signature guaranteed by
(if required under Instruction 4):

Dated: ____________________, 2006.

____
Authorized Signature

____
Signature of Shareholder or
Authorized Representative (see Instruction 5)

____
Name of Guarantor (please print or type)

____
Name of Shareholder (please print or type)

____
Name of Authorized Representative,
if applicable (please print or type)

____
Address (please print or type)

Area Code & Telephone Number during
Business Hours:

(   ) ______________________________

SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SECURITY HOLDERS ONLY
(See Instruction 9)

PAYOR'S NAME:		
SUBSTITUTE Form **W-9**	Part I - PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	**TIN:** ____________ **Social Security Number** OR ____________ **Employer Identification Number**
	Part II - For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.	
Payor's Request for Taxpayer Identification Number ("TIN") and Certification	**Part III**- Certification - Under penalties of perjury, I certify that: (1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. person (including a U.S. resident alien).	
	SIGNATURE: ________________ DATE: ____________	

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF REPORTABLE PAYMENTS MADE TO YOU.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of all reportable payments made to me will be withheld.

Signature: ____________________ Date: ________________

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY number of —
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:	Give the EMPLOYER IDENTIFICATION number of—
6. Sole proprietorship or single-owner LLC	The owner(3)
7. A valid trust, estate, or pension trust	The legal entity(4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, exempt organization religious, charitable, educational or other tax	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's Social Security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or Employer Identification number (if you have one). If you are a sole proprietor, the IRS encourages you to use your Social Security number.

(4) List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or online at www.socialsecurity.gov. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

- An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The U.S. or any of its agencies or instrumentalities.
- A state, the District of Columbia, a possession of the U.S., or any of their political subdivisions or instrumentalities.
- A foreign government or any of its political subdivisions, agencies, or instrumentalities.

- An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

- A corporation.
- A foreign central bank of issue.
- A dealer in securities or commodities required to register in the U.S., the District of Columbia, or a possession of the U.S.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A real estate investment trust.
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A common trust fund operated by a bank under section 584(a).
- A financial institution.
- A middleman known in the investment community as a nominee or custodian.
- A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER/DEPOSITARY, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER/DEPOSITARY.

Privacy Act Notice — Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other counties under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Penalties

(1) **Penalty for Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information with Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) **Criminal Penalty for Falsifying Information.** — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

INSTRUCTIONS

1. **Use of Letter of Transmittal.**

   (a) This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

   (b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2. **Procedures for Guaranteed Delivery.** If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing such Common Shares are not immediately available, or (ii) the Shareholder cannot deliver the certificate(s) representing such Common Shares and all other required documents to the Depositary prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

   (a) such a deposit is made by or through an Eligible Institution (as defined below);

   (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Toronto, Ontario as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

   (c) the certificates representing the Common Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Toronto, Ontario as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

   An **"Eligible Institution"** means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3. **Signatures.** This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

   (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing Cyries Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4. **Guarantee of Signatures.** If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the certificate(s) representing Cyries Shares are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Dual, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations.** Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders.** If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous.**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8. **Lost Certificates.** If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements which must be properly completed and returned to the Depositary prior to the Expiry Time.

9. **Backup Withholding.** THE U.S. FEDERAL TAX ADVICE CONTAINED HEREIN IS WRITTEN IN CONNECTION WITH THE OFFER, AND IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES. DUAL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-US TAX CONSEQUENCES OF THE OFFER.

   Under U.S. federal income tax law, a Shareholder who is a United States Person or resident alien whose Common Shares are accepted for payment and who is receiving cash in the Offer is required, unless an exemption applies, to provide the Depositary (as payor) with such Shareholder's correct taxpayer identification number ("TIN") on the Substitute Form W-9 above in order to avoid "backup withholding" of the U.S. Federal income tax on the value of the Cyries Shares received by that Shareholder pursuant to the Offer. In addition, the Shareholder must certify under penalties of perjury that such TIN is correct and that such Shareholder is not subject to backup withholding. If a tendering Shareholder is subject to backup withholding, such Shareholder must cross out item (2) of the Certification box on the Substitute Form W-9. If such Shareholder is an individual, the TIN is such Shareholder's social security number.

   The tendering Shareholder should indicate in Part III of the Substitute Form W-9 if the tendering Shareholder has not been issued a TIN and has applied for or intends to apply for a TIN in the near future, in which case the tendering Shareholder should complete the Certificate of Awaiting Taxpayer Identification Number above.

   If the Depositary is not provided with the correct TIN or the certifications described above, the Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service.

   Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the U.S. Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund can be obtained by filing an income tax return with the IRS.

   The Shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Common Shares. If the Common Shares are held in more than one name or are not in the name of the actual owner, consult the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

   Certain Shareholders (including, among others, certain corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate non-U.S. Shareholders should complete and sign the main signature form and the appropriate Form W-8, signed under penalties of perjury, attesting to that Shareholder's exempt status, in order to avoid backup withholding. A copy of Form W-8 may be obtained from the Depositary. Exempt Shareholders, other than non-corporate, non-U.S. Shareholders, should furnish their TIN, write "Exempt" in Part II of the Substitute Form W-9 above, and sign, date and return the Substitute Form W-9 to the Depositary.

10. **Notice with Respect to Certain U.S. Dual Shareholders**. The Dual Shareholders depositing their Common Shares with this Letter of Transmittal must advise the Offeror (through completion of the information on page 2 and deposit of this Letter of Transmittal with Computershare Investor Services Inc.) of the number of Common Shares held by or on behalf of "Non-Qualified Parties" that are represented by the Common Share certificate(s) deposited with this Letter of Transmittal no later than the Expiry Time.

The Depositary for the Offer is:



By Registered Mail, Hand or Courier:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Computershare Investor Services Inc.
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Corporate Actions

By Mail:

Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toll Free Telephone (within Canada and the U.S.): 1-800-564-6253

Email: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set forth above.



NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

DUAL EXPLORATION INC.
Pursuant to the Offer dated October 24, 2006
of
CYRIES ENERGY INC.

The terms and conditions of the offer (the "**Offer**") set forth in the offer and circular (the "**Circular**") of Cyries Energy Inc. (the "**Offeror**") dated October 24, 2006 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer.

This Notice of Guaranteed Delivery, or a facsimile hereof, must be used to accept the Offer made by the Offeror for the common shares ("**Common Shares**") of Dual Exploration Inc. if (i) certificates representing the Common Shares are not immediately available, or (ii) certificates representing such Common Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time. Such Common Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to the Common Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto, Ontario on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Toronto, Ontario not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: **CYRIES ENERGY INC.**

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., as Depositary**

By Registered Mail, Hand or Courier	***By Mail***	***By Facsimile***
Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	**Computershare Investor Services Inc.** P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2	(905) 771-4082

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer and Instruction 2 to the Letter of Transmittal.

DESCRIPTION OF COMMON SHARES DEPOSITED			
Name and Address of Registered Owner(s) (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	**Share Certificate(s) and Common Share(s) Deposited (Attach additional signed list, if any)**		
	Share Certificate Number(s)	**Number of Common Shares Represented by Certificate(s)**	**Number of Common Shares Deposited***
	Total Common Shares		

***Unless otherwise indicated, it will be assumed that all Common Shares described above are being deposited.**

PLEASE SIGN AND COMPLETE

Signature(s): ______________________________

Address: ______________________________

(Postal/Zip Code)

Name(s): ______________________________

Capacity (full title), if in a representative capacity: ______________________________

Area Code and Telephone Number: ______________________________

Dated: ______________________________

Taxpayer Identification, Social Insurance or Social Security Number: ______________________________

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary specified on page 2 hereof of the certificates representing Common Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Date: ______________________________

____
Firm

____
(Authorized Signature)

____
(Please print name)

____
(Address)

____
(Area Code and Telephone Number)

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit

1.1 The annual information form dated March 15, 2006 for the year ended December 31, 2005 including the business acquisition reports dated September 16, 2005 and October 26, 2005 in connection with the acquisitions of Devlan Exploration Inc. and 1181608 Alberta ULC, respectively, which are incorporated by reference in the annual information form.

1.2 The audited consolidated financial statements, and the related notes thereto, as at December 31, 2005 and the Auditors' Report thereon.

1.3 The management's discussion and analysis of Cyries Energy Inc.'s financial position and operating results for the year ended December 31, 2005.

1.4 The management proxy circular for Cyries Energy Inc.'s annual and special meeting of shareholders held on May 16, 2006.

1.5 Unaudited consolidated interim financial statements and the related notes thereto for the six months ended June 30, 2006 and 2005.

1.6 Management's discussion and analysis of financial position and operating results for the six months ended June 30, 2006 and 2005.

1.7 The material change report dated October 13, 2006 with respect to Cyries Energy Inc. and Dual Exploration Inc. entering into the Acquisition Agreement.


Cyries
ENERGY INC.

Renewal Annual Information Form

For the Year

Ended December 31, 2005

March 15, 2006

TABLE OF CONTENTS

Page

ABBREVIATIONS AND CONVERSIONS

Abbreviations

The following are abbreviations of technical terms used throughout this annual information form:

"**ARTC**" means Alberta Royalty Tax Credit;

"**bbl**" means barrel and "**bbls**" means barrels;

"**bbl/d**" or "**bopd**" means barrels of oil produced per day;

"**bcf**" means billion cubic feet of natural gas;

"**boe**" means barrels of oil equivalent, with natural gas converted at 6 mcf of natural gas per bbl of oil, unless otherwise stated;

"**boed**" or "**boe/d**" means barrels of oil equivalent production per day;

"**mbbls**" means 1,000 barrels of oil;

"**mboe**" means 1,000 barrels of oil equivalent;

"**mcf**" means 1,000 cubic feet of natural gas;

"**mcf/d**" or "**mcfd**" means 1,000 cubic feet of natural gas per day;

"**mmbbls**" means 1,000,000 barrels of oil;

"**mmcf**" means 1,000,000 cubic feet of natural gas;

"**mmcf/d**" means 1,000,000 cubic feet of natural gas per day;

"**NGLs**" means natural gas liquids; and

"**WTI**" means West Texas Intermediate.

Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	Cubic metres	0.028174
Cubic metres of gas	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres of oil	Bbls	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include but are not limited to capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates and crude oil and natural gas prices.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

- the ability of Cyries Energy Inc. ("Cyries" or the "Corporation") to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Cyries to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Cyries to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although the Corporation believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Corporation can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Cyries and described in the forward looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Cyries' marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Cyries' ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Cyries to add production and reserves through development and exploration activities;
- general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- risks associated with existing and potential future law suits and regulatory actions against Cyries; and
- other risks and uncertainties described elsewhere in this annual information form or in the Corporation's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and Cyries undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. Cyries has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CYRIES ENERGY INC.

Cyries was incorporated under the *Business Corporations Act* (Alberta) (the "ABCA") on May 20, 2004. Cyries commenced operations on July 2, 2004 upon completion of a plan of arrangement (the "Plan of Arrangement") involving Cequel Energy Inc ("Cequel"), Progress Energy Ltd. ("Progress"), Progress Energy Trust (the "Trust"), ProEx Energy Ltd. and Cyries, pursuant to which, among other things, certain oil and gas properties of Cequel were transferred to Cyries. Former shareholders of Cequel and Progress received an aggregate of 16,229,882 common shares of Cyries ("Cyries Shares") as consideration for such transfer.

Cyries is an independent public corporation engaged in the acquisition, exploration, development and production of crude oil and natural gas in western Canada. Cyries' operations are principally concentrated in the Deep Basin and Peace River Arch area of northern Alberta. Cyries' average net production for the year ended December 31, 2005 was approximately 19,905 mmcf/d of natural gas, 772 bbl/d of oil and 221 bbl/d of NGLs.

Cyries employs or retains the services of 29 individuals (not including personnel hired on a contract basis) at its head office in Calgary, Alberta and its field offices in Grande Prairie and Hotchkiss, Alberta.

Cyries has one wholly-owned subsidiary, Cyries Wyoming Inc. ("Cyries Wyoming"), which is organized pursuant to the laws of the State of Wyoming. All of the assets of Cyries Wyoming are located in Canada.

The head office of Cyries is located at 3200, 500 – 4th Avenue S.W., Calgary, Alberta T2P 2V6. The registered office of Cyries is located at 3700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

GENERAL DEVELOPMENT AND DESCRIPTION OF THE BUSINESS

History

On June 28, 2004, employees, officers and directors of Cyries participated in an initial private placement of 3,987,730 Cyries Shares and 3,987,730 common share purchase warrants ("Warrants") for total proceeds of $6.5 million. Each Warrant is exercisable into one Cyries Share at a price of $1.63. The Warrants expire June 28, 2008. In conjunction with the private placement, Cyries issued 605,280 Class B performance shares ("Performance Shares") to employees, officers and directors of Cyries. Each Performance Share was issued at a price of $0.01 and is convertible into a fraction of a common share equal to the closing trading price of the common shares on the Toronto Stock Exchange (the "TSX") on the day prior to conversion less $1.63, if positive, divided by the closing price of the Cyries Shares on the TSX. For more information regarding the terms and conditions attaching to the Cyries Shares, Warrants and Performance Shares, see "Description of Share Capital".

On July 2, 2004, pursuant to the Plan of Arrangement, Cyries acquired certain oil and gas properties from Cequel. Production from such properties averaged approximately 1,050 boe/d as at June 30, 2004. The properties acquired were concentrated in the Deep Basin and Peace River Arch areas of northern Alberta. A total of 41,800 net acres of undeveloped land in Alberta was also acquired by Cyries as part of the Plan of Arrangement. In addition, Cyries entered into a farm-in agreement with respect to 55,000 net acres of former Cequel exploratory lands which were retained by the Trust under the Plan of Arrangement, which provided Cyries with an additional portfolio of opportunities.

On July 28, 2004 Cyries issued 4,000,000 Cyries Shares on a bought-deal private placement basis at a price of $5.50 per share for aggregate gross proceeds of $22 million. Proceeds from the issue were applied to Cyries' exploration program in 2004 and in the first quarter of 2005.

On February 3, 2005, Cyries issued 2,440,000 Cyries Shares on a bought deal private placement basis at a price of $8.20 per share for aggregate gross proceeds of $20,008,000. Proceeds from the financing were applied towards Cyries' exploration and development activities and for general corporate purposes.

On July 1, 2005, Cyries completed the acquisition of Devlan Exploration Inc., a public oil and gas company by way of a plan of arrangement ("Arrangement") involving Cyries Energy Inc., Devlan Exploration Inc. ("Devlan") and Dual Energy Inc. ("Dual"), a newly formed public oil and gas company. Cyries issued an aggregate of 8,558,000 common shares to Devlan shareholders upon closing of the transaction and assumed approximately $22,500,000 of Devlan net debt pursuant to the Arrangement. In addition, certain Devlan assets and $4,500,000 of debt were transferred to Dual. At the time of the acquisition, the assets Cyries acquired from Devlan had production of approximately 2,300 boe/d and proved plus probable reserves of 5,343 mboe. Additional information respecting the acquisition of Devlan is included in the business acquisition report of Cyries dated September 16, 2005 (the "Devlan BAR"). The Devlan BAR is incorporated by reference herein and is available at www.sedar.com.

On August 12, 2005 Cyries completed the $57,000,000 acquisition of 1181608 Alberta ULC ("Albertaco"), a privately owned oil and gas company. At the time of the acquisition, Albertaco had production of approximately 1,300 boe/d and proved plus probable reserves of 4,309 mboe. The acquisition of Albertaco was financed through a $50 million bought-deal private placement of 803,300 units at a price of $62.25 per unit. Each unit was comprised of two common shares of Cyries and three subscription receipts of Cyries. The subscription receipts automatically converted into common shares when Cyries completed the acquisition of Albertaco on August 12, 2005. Additional information respecting the acquisition of Albertaco is included in the business acquisition report of Cyries dated October 26, 2005 (the "Albertaco BAR"). The Albertaco BAR is incorporated by reference herein and is available at www. sedar.com.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Information contained in this section is effective as of December 31, 2005 unless otherwise stated. Reserves information was prepared on March 8, 2006.

Description of Cyries' Principal Properties

The following is a general description of Cyries' principal properties.

Deep Basin/ Peace River Arch

Cyries' primary core area of the Deep Basin/ Peace River Arch which is located in northwestern Alberta accounted for approximately 72% of Cyries' production during the year ended December 31, 2005 and approximately 69% of its total proved reserves as at December 31, 2005. This area is generally characterized as medium depth, multi-zone, gas prone properties with established processing infrastructure, multi-zone potential and a significant amount of undeveloped land located in a desirable part of the Western Sedimentary Basin.

Production from the area averaged approximately 14,909 mcf/d of natural gas and 618 bbl/d of oil and NGLs during the year ended December 31, 2005.

The independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") evaluated Cyries' natural gas, oil and NGL interests in a report (the "GLJ Report") dated March 8, 2006 and effective December 31, 2005 and assigned total proved reserves of 48,959 mmcf of natural gas and 2,297 mbbls of oil and NGLs and proved plus probable reserves of 69,579 mmcf of natural gas and 3,367 mbbls of oil and NGLs to the Deep Basin/ Peace River Arch area.

Rainbow Lake

Cyries' interests in the Rainbow Lake area of northwestern Alberta accounted for approximately 6% of Cyries' production during the year ended December 31, 2005 and approximately 5% of its total proved reserves as at December 31, 2005. This area is generally characterized as medium depth, multi-zone potential with established processing infrastructure and a significant amount of undeveloped land located in a desirable part of the Western Sedimentary Basin.

The Rainbow Lake property was acquired in July 2005 through the Arrangement. For the period July 1, 2005, the date the Arrangement was completed, to December 31, 2005 production from the Rainbow Lake area averaged approximately 865 mcf/d of natural gas and 348 bbl/d of oil and NGLs.

In the GLJ Report, GLJ assigned total proved reserves of 1,262 mmcf of natural gas and 513 mbbls of oil and NGLs and proved plus probable reserves of 1,715 mmcf of natural gas and 749 mbbls of oil and NGLs to the Rainbow Lake area.

Hotchkiss

Cyries' interests in the Hotchkiss area of northwestern Alberta accounted for approximately 4% of Cyries' production during the year ended December 31, 2005 and approximately 12% of its total proved reserves as at December 31, 2005. This area is generally characterized as shallow depth, multi-zone, gas prone properties with established processing infrastructure and a significant amount of undeveloped land located in a desirable part of the Western Sedimentary Basin.

The Hotchkiss property was acquired through the acquisition of Albertaco in August 2005. For the period August 12, 2005, the date of the acquisition of Albertaco was completed, to December 31, 2005 production from the Hotchkiss property averaged approximately 3,270 mcf/d.

In the GLJ Report, GLJ assigned total proved reserves of 11,133 mmcf of natural gas and proved plus probable reserves of 15,203 mmcf of natural gas to the Hotchkiss area.

Central Alberta

Cyries' interests in central Alberta include properties in the Marten Hills, Judy Creek, Cadotte areas together with a number of other less significant producing properties. This area accounted for approximately 18% of Cyries' production during the year ended December 31, 2005 and approximately 14% of its total proved reserves as at December 31, 2005. This area is generally characterized as medium depth, multi-zone properties with established processing infrastructure and a significant amount of undeveloped land located in a desirable part of the Western Sedimentary Basin.

Production from the central Alberta area averaged approximately 3,467 mcf/d of natural gas and 200 bbl/d of oil and NGLs during the year ended December 31, 2005.

In the GLJ Report, GLJ assigned total proved reserves of 7,827 mmcf of natural gas and 779 mbbls of NGLs and proved plus probable reserves of and 9,755 mmcf of natural gas and 975 mbbls of oil and NGLs to the central Alberta area.

Reserves Data

Reserves and Future Net Revenue

The following is a summary of Cyries' crude oil, natural gas and NGLs reserves and the discounted value of future net cash flow as evaluated in the GLJ Report. The pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

All evaluations of future revenue are after the deduction of future income tax expenses (unless otherwise noted in the tables) royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables do not necessarily represent the fair market value of Cyries' reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Cyries' properties described herein are estimates only. The actual reserves on Cyries' properties may be greater or less than those calculated.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs and constant prices and costs.

Oil and Gas Reserves
Based on Constant Prices and Costs(8)

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		Total (mboe)	
	Gross(1) (mbbl)	Net(1) (mbbl)	Gross(1) (mbbl)	Net(1) (mbbl)	Gross(1) (mmcf)	Net(1) (mmcf)	Gross(1) (mbbl)	Net(1) (mbbl)
Proved Developed Producing(2)(5)	2,061	1,868	54,820	39,762	691	464	11,892	8,959
Proved Developed Non-Producing(2)(6)	571	473	12,119	9,088	204	141	2,794	2,128
Proved Undeveloped(2)(7)	115	99	2,444	1,731	13	9	535	397
Total Proved(2)	2,747	2,440	69,383	50,581	908	614	15,221	11,484
Total Probable(3)	1,130	975	27,192	19,968	398	268	6,059	4,572
Total Proved Plus Probable(2)(3)	3,877	3,415	96,575	70,549	1,306	882	21,280	16,056

Net Present Values of Future Net Revenue
Based on Constant Prices and Costs(8)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At				
	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
Proved Developed Producing(2)(5)	440,185	350,629	295,952	258,596	231,180	340,497	271,822	229,868	201,157	180,052
Proved Developed Non-Producing(2)(6)	115,096	89,800	74,062	63,384	55,665	75,836	58,808	48,222	41,046	35,865
Proved Undeveloped(2)(7)	15,395	13,095	11,305	9,883	8,732	10,118	8,429	7,129	6,106	5,285
Total Proved(2)	570,676	453,524	381,319	331,863	295,578	426,451	339,059	285,219	248,309	221,202
Total Probable(3)	230,535	152,001	112,485	88,803	73,067	152,948	100,316	73,858	58,008	47,480
Total Proved Plus Probable(2)(3)	801,211	605,525	493,804	420,666	368,645	579,399	439,375	359,077	306,317	268,682

Total Future Net Revenue (Undiscounted) Based on Constant Prices and Costs[8]

	Revenue ($000)	Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved[2]	925,345	207,992	131,531	10,544	4,602	570,677	144,225	426,451
Total Proved Plus Probable[2][3]	1,296,038	292,488	180,087	17,320	4,933	801,211	221,812	579,399

Future Net Revenue by Production Group Based Upon Constant Prices and Costs[8]

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)
Total Proved[2]	Light and medium crude oil	119,137
	Associated gas and non-associated gas[9]	262,183
Total Proved Plus Probable[2][3]	Light and medium crude oil	162,932
	Associated gas and non-associated gas[9]	330,872

Oil and Gas Reserves Based on Forecast Prices and Costs[10]

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		Total (mboe)	
	Gross[1] (mbbl)	Net[1] (mbbl)	Gross[1] (mbbl)	Net[1] (mbbl)	Gross[1] (mmcf)	Net[1] (mmcf)	Gross[1] (mbbl)	Net[1] (mbbl)
Proved Developed Producing[2][5]	1,996	1,805	54,587	39,578	690	465	11,784	8,866
Proved Developed Non-Producing[2][6]	571	473	12,119	9,088	203	141	2,794	2,128
Proved Undeveloped[2][7]	115	99	2,444	1,731	13	9	535	397
Total Proved[2]	2,681	2,378	69,149	50,397	907	614	15,113	11,391
Total Probable[3]	1,104	951	27,063	19,862	397	269	6,011	4,530
Total Proved Plus Probable[2][3]	3,785	3,328	96,212	70,259	1,304	883	21,124	15,921

Net Present Values of Future Net Revenue Based on Forecast Prices and Costs[10]

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At				
	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
Proved Developed Producing[2][5]	355,827	291,417	252,116	224,989	204,774	284,250	232,316	200,585	178,672	162,353
Proved Developed Non-Producing[2][6]	94,274	75,043	63,093	54,952	49,022	61,990	48,985	40,910	35,417	31,423
Proved Undeveloped[2][7]	11,973	10,370	9,097	8,066	7,219	7,841	6,614	5,657	4,894	4,274
Total Proved[2]	462,074	376,830	324,305	288,007	261,015	354,081	287,915	247,152	218,983	198,050
Total Probable[3]	178,678	117,121	87,533	70,131	58,615	118,561	77,169	57,288	45,600	37,869
Total Proved Plus Probable	640,752	493,951	411,838	358,138	319,630	472,642	365,084	304,440	264,583	235,919

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs[10]

	Revenue ($000)	Royalties ($000)	Operating Costs ($000)	Development Costs ($000)	Abandonment and Reclamation Costs ($000)	Future Net Revenue Before Income Taxes ($000)	Income Taxes ($000)	Future Net Revenue After Income Taxes ($000)
Total Proved[2]	803,508	180,911	144,299	10,600	5,625	462,075	107,993	354,081
Total Proved Plus Probable[2][3]	1,120,829	251,016	205,174	17,432	6,454	640,752	168,110	472,642

Future Net Revenue by Production Group Based on Forecast Prices and Costs[10]

	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) ($000)
Total Proved[2]	Light and medium crude oil	97,763
	Associated gas and non-associated gas[10]	226,542
Total Proved Plus Probable[2][3]	Light and medium crude oil	131,934
	Associated gas and non-associated gas[10]	279,904

Notes:

(1) "Gross Reserves" are the anticipated working interest of Cyries (operating or non-operating) before deducting royalties and without including any royalty interests of Cyries. "Net Reserves" are the anticipated working interest of Cyries (operating or non-operating) share after deduction of royalty obligations, plus Cyries' royalty interests in reserves.

(2) "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3) "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(5) "Developed Producing" reserves are those reserves expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6) "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7) "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8) The product prices used in the constant price and cost evaluations in the GLJ Report were as follows: $US 61.04/bbl for oil at WTI@Cushing, gas at AECO-C $9.71/mmbtu and light oil at $68.27 at Edmonton.

(9) Includes NGLs.

(10) The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

GLJ Forecasted Prices Effective January 1, 2006

	Light and Medium Crude Oil			Heavy Oil		Natural Gas	Natural Gas Liquids	Inflation Rate	Exchange Rate
Period	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Bow River Crude Oil Stream Quality at Hardisty	Hardisty Heavy 12° API ($Cdn/bbl)	AECO C-Spot Gas Price ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	%/year	$US/$Cdn
2002	26.08	40.33	35.48	31.83	26.57	4.04	40.73	2.2	0.637
2003	31.07	43.66	37.55	32.11	26.26	6.66	44.23	2.8	0.721
2004	41.38	52.96	45.75	36.86	29.11	6.88	54.07	1.8	0.768
2005 (estimate)	56.60	69.11	57.07	44.96	34.14	8.58	69.45	2.2	0.825
2006 Q1	56.00	65.25	52.25	39.25	28.50	10.45	66.00	2.0	0.850
2006 Q2	56.00	65.25	56.00	44.25	35.25	10.35	66.00	2.0	0.850

Period	Light and Medium Crude Oil: WTI Cushing Oklahoma ($US/bbl)	Light and Medium Crude Oil: Edmonton Par Price 40° API ($Cdn/bbl)	Light and Medium Crude Oil: Cromer Medium 29.3° API ($Cdn/bbl)	Heavy Oil: Bow River Crude Oil Stream Quality at Hardisty	Heavy Oil: Hardisty Heavy 12° API ($Cdn/bbl)	Natural Gas: AECO C-Spot Gas Price ($Cdn/bbl)	Natural Gas Liquids: Edmonton Pentanes Plus ($Cdn/bbl)	Inflation Rate: %/year	Exchange Rate: $US/$Cdn
2006 Q3	57.50	67.00	58.25	48.25	38.75	10.45	67.75	2.0	0.850
2006 Q4	58.00	67.50	56.75	40.50	30.25	11.05	68.25	2.0	0.850
2006 Full Year	57.00	66.25	55.75	43.00	33.25	10.60	67.00	2.0	0.850
2007	55.00	64.00	55.25	42.50	32.75	9.25	65.25	2.0	0.850
2008	51.00	59.25	51.25	41.00	32.50	8.00	60.50	2.0	0.850
2009	48.00	55.75	48.25	39.50	32.00	7.50	56.75	2.0	0.850
2010	46.50	54.00	46.75	39.50	32.00	7.20	55.00	2.0	0.850
2011	45.00	52.25	45.25	39.75	33.50	6.90	53.25	2.0	0.850
2012	45.00	52.25	45.25	39.75	33.50	6.90	53.25	2.0	0.850
2013	46.00	53.25	46.00	40.50	34.00	7.05	54.25	2.0	0.850
2014	46.75	54.25	47.00	41.25	34.75	7.20	55.25	2.0	0.850
2015	47.75	55.50	48.00	42.25	35.25	7.40	56.50	2.0	0.850
2016	48.75	56.50	48.75	43.00	36.00	7.55	57.75	2.0	0.850
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	0.850

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth a reconciliation of the changes in Cyries' net light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2005 against Cyries' proved plus probable reserves as at December 31, 2004 based on the forecast price and cost assumptions set forth in note 10 under the heading "Statement of Reserves Data and Other Information – Reserves Data – Reserves and Future Net Revenue".

Reconciliation of
Reserves by Principal Product Type
Based on Forecast Prices and Costs

	Light and Medium Oil			Conventional Natural Gas		
	Proved (mbbl)	Probable (mbbl)	Proved Plus Probable (mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved (mmcf)
At December 31, 2004	856	237	1,093	19,621	5,363	24,984
Extensions	805	511	1,316	23,260	11,667	34,927
Improved Recovery	77	32	109	516	119	635
Technical Revisions	(152)	(89)	(241)	2,022	(125)	1,897
Discoveries	84	26	110	3,799	2,011	5,810
Acquisitions (net of dispositions)	1,245	387	1,632	27,167	8,036	35,203
Production	(234)	-	(234)	(7,204)	-	(7,204)
At December 31, 2005	2,681	1,104	3,785	69,181	27,071	96,252

	Natural Gas Liquids			Total		
	Proved (mbbl)	Probable (mbbl)	Proved Plus Probable (mbbl)	Proved (mbbl)	Probable (mbbl)	Proved Plus Probable (mbbl)
At December 31, 2004	394	105	499	4,520	1,235	5,755
Extensions	495	256	751	5,176	2,713	7,889
Improved Recovery	22	9	31	185	62	247
Technical Revisions	(47)	(26)	(73)	139	(138)	1
Discoveries	37	22	59	753	384	1,137
Acquisitions (net of dispositions)	125	31	156	5,898	1,757	7,655
Production	(118)	-	(118)	(1,552)	-	(1,552)
At December 31, 2005	908	397	1,305	15,119	6,013	21,132

The following table sets forth changes between the net present values of future net revenue estimates attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004.

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10%
Total Proved Reserves Constant Prices and Costs

Period and Factor	After Tax For Year Ended December 31, 2005 ($000)	Before Tax For Year Ended December 31, 2005 ($000)
Estimated Net Present Value at December 31, 2004	62,378	73,963
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(59,191)	(59,191)
Changes due to Prices and Royalties Related to Forecast Production[2]	43,738	43,738
Development Costs During the Period[3]	88,249	88,249
Changes in Forecast Development Costs[4]	(86,339)	(86,339)
Changes Resulting from Extensions and Improved Recovery[5]	134,214	134,214
Changes Resulting from Discoveries[5]	18,880	18,880
Changes Resulting from Acquisitions of Reserves (Net of Dispositions)[5]	147,686	147,686
Accretion of Discount[6]	7,396	7,396
Net Change in Income Taxes[7]	(84,516)	-
Changes Resulting from Technical Reserves Revisions	4,031	4,031
All Other Changes[8]	8,691	8,691
Estimated Net Present Value at December 31, 2005	285,219	381,319

Notes:

(1) Cyries' actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at the beginning of the period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast, etc.

Undeveloped Reserves

Proved Undeveloped Reserves

The following table sets forth the volumes of proved undeveloped reserves that were attributed for each of Cyries' product types for the year ended December 31, 2005.

Period	Light and Medium Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)
December 31, 2004[1]	89	451	2
December 31, 2005	115	2,444	13

Note:

(1) For the period July 2, 2004, the date Cyries commenced operations, to December 31, 2004.

Of Cyries' total proved reserves in 2005, only 4% were undeveloped. Cyries has proved undeveloped reserves of 535 mboe which consist of infill drilling locations and uncompleted bypassed pay in existing wellbores.

Probable Undeveloped Reserves

The following table sets forth the volumes of probable undeveloped reserves that were attributed for each of Cyries' product types for the year ended December 31, 2005.

Period	Light and Medium Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)
December 31, 2004[1]	40	162	1
December 31, 2005	365	75	0

Note:

(1) For the period July 2, 2004, the date Cyries commenced operations, to December 31, 2004.

Of Cyries' total probable reserves in 2005, only 2% are classified as undeveloped. Cyries has probable undeveloped reserves of 1,411 mboe which consist of infill drilling locations and incompleted bypassed pay in existing wellbores.

Significant Factors and Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. Cyries' reserves are evaluated by GLJ, an independent engineering firm. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

Future Development Costs

Period	Total Proved Estimated Using Constant Prices and Costs ($000)	Total Proved Estimated Using Forecast Prices and Costs ($000)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($000)
2006	9,292	9,289	13,735
2007	884	902	3,175
2008	130	135	135
2009	53	56	58
2010	20	22	22
Total for all years undiscounted	10,544	10,600	17,432
Total for all years discounted at 10%/year	9,846	9,878	16,155

The future development costs are capital expenditures required in the future for Cyries to convert proved undeveloped reserves and probable reserves into proved developed producing reserves.

On an ongoing basis Cyries will typically use internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues if available on favorable terms to finance its capital expenditure program. When financing corporate acquisitions, Cyries may also assume certain future liabilities.

Oil and Gas Properties and Wells

The following table sets forth the number and status of wells in which Cyries had a working interest as at December 31, 2005. The stated interests are subject to landowner's and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes. All the following wells are located in Alberta.

	Producing				Non-producing			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Deep Basin/ Peace River Arch	65.0	34.7	64.0	45.7	21.0	13.4	43.0	27.4
Rainbow Lake	42.0	20.7	23.0	11.7	14.0	6.1	6.0	2.6
Hotchkiss	-	-	21.0	17.1	-	-	3.0	2.4
Central Alberta	62.0	35.5	30.0	22.8	22.0	14.7	32.0	26.2
Total	169.0	90.9	138.0	97.3	57.0	34.2	84.0	58.6

Notes:

(1) "Gross" wells are defined as the total number of wells in which Cyries has an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Cyries' percentage working interest therein.

For additional information respecting Cyries' important properties, plants and facilities and the reserves attributed to each property and production information see "Statement of Reserves Data and Other Oil and Gas Information - Description of Cyries' Principal Properties".

Costs Incurred

The following table summarizes the capital expenditures made by Cyries on oil and natural gas properties for the year ended December 31, 2005.

Property Acquisition Costs ($000)		Exploration Costs ($000)	Development Costs ($000)
Proved Properties	Unproved Properties		
125,284	12,519	33,028	56,043

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which Cyries completed during the year ended December 31, 2005.

	Exploratory Wells		Development Wells	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Oil Wells	1.0	0.5	10.0	4.5
Gas Wells	23.0	15.9	18.0	13.2
Service Wells	-	-	-	-
Dry Holes	7.0	5.6	5.0	3.2
Total Completed Wells	31.0	22.0	33.0	20.9

Notes:

(1) "Gross " wells are defined as the total number of wells in which Cyries has an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Cyries' percentage working interest therein.

Cyries currently expects to drill over 70 wells in 2006, with 60% expected to be development wells and 40% expected to be exploratory. As of March 15, 2006, 16 wells have been drilled, of which 16 wells have been cased. Of these wells, 9 wells are classified as development and 7 wells are classified as exploratory. Cyries currently intends to expand its land position in the Deep Basin area and, as a result, it may revise its estimate of exploratory and development drilling opportunities.

Properties with No Attributed Reserves

Cyries' undeveloped land position includes 230,833 gross (172,497 net) undeveloped acres. Included in this land is 101,065 gross (68,028 net) acres in the Deep Basin/ Peace River Arch area, 5,579 gross (5,557 net) acres in the Hotchkiss area, 55,229 gross (43,775 net) acres in the Rainbow Lake area, 53,120 gross (45,617 net) acres in the Central Alberta area and 15,840 gross (9,520 net) acres in miscellaneous other areas in Alberta. In addition, Cyries holds 53,600 gross (26,800) net acres of farm-in land.

Cyries holds interests in 36,335 gross (14,199 net) acres with 2006 expiry dates.

Abandonment and Reclamation Costs

The following table discloses the abandonment and reclamation costs of Cyries anticipated at December 31, 2005, calculated both undiscounted and at a 10% discount rate with a portion thereof anticipated to be paid in each of the next three years. Cyries currently anticipates incurring abandonment and reclamation costs in respect of 293.7 net wells.

Abandonment and Reclamation Costs Net of Salvage Value (After Tax) ($000s)	2006	2007	2008	2009	2010	2011	2012	Remainder	Total	Discounted at 10%
Proved Producing	179	323	263	398	272	280	351	2,714	4,780	2,209
Total Proved	179	323	268	398	323	368	446	3,320	5,625	2,510
Total Proved Plus Probable	116	339	186	279	297	305	135	4,797	6,454	2,312

Production Estimates

The following table sets forth the volume of daily production estimated for 2006 for Cyries' principal properties.

Total Proved	Light and Medium Oil (bbl)	Natural Gas (mcf)	Natural Gas Liquids (bbl)
Deep Basin/ Peace River Arch	734	27,927	482
Rainbow Lake	361	956	2
Hotchkiss	-	3,315	-
Central Alberta	345	5,900	45
	1,440	38,098	529

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Cyries for each quarter in the year ended December 31, 2005.

	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Average Daily Production				
Light and Medium Oil (bbl/d)	1,166	1,011	474	448
Natural Gas (mcf/d)	29,975	26,389	13,022	10,540
Natural Gas Liquids (bbl/d)	360	238	127	162
Average Net Prices Received (2)				
Light and Medium Oil ($/bbl)	64.35	69.10	60.01	57.33
Natural Gas ($/mcf)	12.14	9.92	8.14	7.56
Natural Gas Liquids ($/bbl)	61.14	59.81	48.13	40.54
Royalties				
Light and Medium Oil ($/bbl)	11.75	10.59	11.87	9.23
Natural Gas ($/mcf)	3.48	2.37	1.86	1.96
Natural Gas Liquids ($/bbl)	16.51	24.91	14.00	7.95

	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Production Costs				
Light and Medium Oil ($/bbl)	9.25	7.15	7.13	6.44
Natural Gas ($/mcf)	1.33	1.35	1.18	1.14
Natural Gas Liquids ($/bbl)	4.47	5.93	4.21	6.44
Transportation costs				
Light and Medium Oil ($/bbl)	1.03	0.81	2.01	1.49
Natural Gas ($/mcf)	0.34	0.33	0.27	0.28
Natural Gas Liquids ($/bbl)	0.11	0.14	-	0.01
Netback Received				
Light and Medium Oil ($/bbl)	42.32	50.55	39.00	40.16
Natural Gas ($/mcf)	7.00	5.87	4.82	4.17
Natural Gas Liquids ($/bbl)	40.05	28.83	29.91	26.14

Notes:

(1) The netback calculations do not include royalty income of $83,597.
(2) The calculation of production costs by product type requires Cyries to allocate costs.

Average daily production volumes with respect to Cyries' important properties is set forth under "Statement of Reserves Data and Other Oil and Gas Information - Description of Cyries' Principal Properties".

Tax Horizon

The income taxes deducted in the calculation of future net revenue above assumes a scenario whereby the Corporation produces out its existing reserves.

Cyries forecasts its tax horizon assuming a continuing business model. Tax forecasting involves a number of variables including commodity prices, interest rates, inflation, production additions, production declines and the nature and amount of capital spending. Cyries does not forecast paying significant income taxes in 2006 based on current oil and gas prices and its current capital program of $130 million weighted approximately 35% toward exploration drilling. The Corporation currently anticipates paying large corporations tax and income taxes of approximately $1 million in its subsidiary, Cyries Wyoming Inc.

DIRECTORS AND OFFICERS OF CYRIES

The names, municipalities of residence, present positions with Cyries and principal occupations during the past five years of the directors and officers of Cyries are set out below:

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation
Donald Archibald Calgary, Alberta	Chairman, Chief Executive Officer and Director	May 20, 2004	Mr. Archibald has been the Chairman and Chief Executive Officer of Cyries since May 27, 2004; prior thereto Mr. Archibald was the President and Chief Executive Officer of Cequel from January, 2002 to June 2004; prior thereto Mr. Archibald was the President and Chief Executive Officer of Cypress Energy Inc. ("Cypress") from 1995 to March 2001.

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation
Brendan Carrigy Calgary, Alberta	Vice President, Exploration	-	Mr. Carrigy has been the Vice President, Exploration of Cyries since June 28, 2004; prior thereto Mr. Carrigy was the Exploration Manager of Cequel from January 2002 to June 2004; prior thereto Mr. Carrigy was Senior Geologist of PrimeWest Energy Trust from March 2001 to January 2002; prior thereto Mr. Carrigy was Senior Geologist of Cypress Energy Inc. from June 1999 to March 2001.
Thomas Emerson Calgary, Alberta	Vice President, Land	-	Mr. Emerson has been the Vice President, Land of Cyries since June 28, 2004; prior thereto Mr. Emerson was the Senior Landman at Burlington Resources Canada Ltd. from December 2001 to June 2004; prior thereto Mr. Emerson was the Land Manager at Canadian Hunter Exploration Ltd. from July 2000 to December 2001.
Dave Gillis Calgary, Alberta	Treasurer	-	Mr. Gillis has been the Treasurer of Cyries since August 2005; prior thereto Mr. Gillis was the Manager, Financial Accounting of Cyries from June 28, 2004 to August 2005; prior thereto Mr. Gillis was the Manager Financial Accounting of Cequel from November 2003 to June 2004; prior thereto Mr. Gillis was a Manager at Deloitte & Touche LLP.
Mike Kabanuk Calgary, Alberta	Chief Operating Officer and Vice President, Operations	-	Mr. Kabanuk has been the Chief Operating Officer and Vice President, Operations of Cyries since June 28, 2004; prior thereto Mr. Kabanuk was the Vice President Operations of Cequel from August 2003 to May 27, 2004; prior thereto Mr. Kabanuk was the Operations Manager of Cequel from January 2002 to August 2003; prior thereto Mr. Kabanuk was the Operations Manager of Cypress from September 1997 to March 2001.
Gary Peddle Calgary, Alberta	Vice President, Business Development and Director	May 25, 2004	Mr. Peddle has been the Vice President, Business Development of Cyries since June 28, 2004; prior thereto Mr. Peddle was the Vice President, Land of Cequel from January, 2002 to June 2004; prior thereto Mr. Peddle was the Vice President, Land of Cypress from June 1998 to March 2001.
Richard Thompson Calgary, Alberta	Vice President, Geophysics	-	Mr. Thompson has been the Vice President, Geophysics of Cyries since June 28, 2004; prior thereto Mr. Thompson was the Geophysics Manager of Cequel; prior thereto Mr. Thompson was the Chief Geophysicist of PrimeWest Energy Trust from March 2001 to January 2002.
Erin Thorson Calgary, Alberta	Chief Financial Officer and Controller	-	Ms. Thorson has been the Chief Financial Officer and Controller of Cyries since June 28, 2004; prior thereto Ms. Thorson was the Controller of Cequel from August 2003 to June 2004; prior thereto Ms. Thorson was the Accounting Manager of Cequel from February 2002 to August 2003; prior thereto Ms. Thorson was the Supervisor, Joint Venture Accounting at PrimeWest Energy Trust from April 2001 to February 2002.

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation
Robert Engbloom, Q.C. Calgary, Alberta	Corporate Secretary	-	Mr. Engbloom has been a senior partner of the law firm Macleod Dixon LLP since March 1999.
Fred C. Coles Calgary, Alberta	Director	May 25, 2004[1,2]	Mr. Coles has been the President of Menehune Resources Ltd., a private company, since April 2002; prior thereto Mr. Coles was Executive Chairman and Chairman of the Board of Applied Terravision Systems Inc., a private technology company, a position he held from 1986 to his retirement in March 2002.
Howard Crone Calgary, Alberta	Director	May 25, 2004[2]	Mr. Crone has been an independent businessman since July 2004; prior thereto Mr. Crone was the Vice President, Corporate Development and Chief Operating Officer of Cequel from August, 2003 to June 2004; prior thereto Mr. Crone was the Vice President, Operations and Chief Operating Officer of Cequel from January, 2002 to August, 2003; prior thereto Mr. Crone was the Vice President, Operations and Chief Operating Officer of Cypress from 1995 to March 2001.
Geoffrey A. Cumming Auckland, New Zealand	Director	May 25, 2004[3,4]	Mr. Cumming has been the Vice Chairman of Gardiner Group Capital Limited and Garbell Holdings Limited, private Canadian investment companies, since October 1994. Mr. Cumming is also the Chairman of Western Oil Sands Inc., a public oil sands company, and Managing Director of Zeus Capital Limited of Auckland, New Zealand.
Douglas A. Dafoe Calgary, Alberta	Director	May 25, 2004[1,2]	Mr. Dafoe has been the Chairman and Chief Executive Officer of Ember Resources Inc., a public coal bed methane company, since July, 2005; prior thereto Mr. Dafoe was the President and Chief Executive Officer of Thunder Energy Inc., a public oil and gas company, from October 1995 to July, 2005.
Alison Jones Bragg Creek, Alberta	Director	May 25, 2004[3,4]	Ms. Jones has been an independent businessperson since July 2004; prior thereto Ms. Jones was the Vice President, Exploration of Cequel from January, 2002 to June 2004; prior thereto Ms. Jones was the Vice President, Exploration of Cypress from 1995 to March 2001.
Max Muselius Calgary, Alberta	Director	May 25, 2004[1,3,4]	Mr. Muselius has been a Rancher in Southern Alberta and British Columbia since January 2000.

Notes:

(1) Member of the audit committee.
(2) Member of the reserves committee.
(3) Member of the compensation committee.
(4) Member of the nominating committee.
(5) The terms of office of all directors of Cyries will expire on the date of the next annual meeting of holders of Cyries Shares.

As at March 15, 2006, not including their beneficial interests in Cyries Shares purchased pursuant to the employee share ownership plan, the directors and executive officers of Cyries, as a group, owned, directly or indirectly, 4,844,656 Cyries Shares or approximately 12.3% of the issued and outstanding Cyries Shares. The executive officers and directors also held, in aggregate, 906,027 stock options, 437,664 Performance Shares and 3,490,797

Warrants as at March 15, 2006 which, if all such options, Performance Shares and Warrants were exercised, would increase the beneficial ownership of the executive officers and directors, as a group, to approximately 21% of the outstanding Cyries Shares (on a fully diluted basis).

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Cyries has established an audit committee (the "Audit Committee") to assist the Board of Directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Corporation. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member. Similar information has also been provided for Mr. Geoffrey Cumming, a former member of the Audit Committee who stepped down from the Audit Committee in early 2006 and was replaced by Fred Coles.

Name	Independent	Financially Literate	Relevant Education and Experience
Geoffrey A. Cumming	Yes	Yes	Mr. Cumming holds B.A. (Honours) and Master of Science (Economics) degrees. Mr. Cumming has obtained significant financial experience and exposure to accounting and financial issues as the Chairman of Gardiner Group Capital Limited and Garbell Holdings Limited and Managing Director of Zeus Capital Limited and as a director, audit committee member and officer of a number of Canadian and internationally based public and private companies.
Fred C. Coles	Yes	Yes	Mr. Coles holds an Engineering degree and is a member of the Association for Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Coles is the founder and President of Menehune Resources Ltd. ("Menehune") having previously served as the Executive Chairman of Applied Terravision Systems Inc. Mr. Coles obtained significant financial experience through his role as President of Menehune and while sitting on the boards of various Canadian based public companies.

Name	Independent	Financially Literate	Relevant Education and Experience
Douglas A. Dafoe (Chair)	Yes	Yes	Mr. Dafoe holds a B.A. (Science) degree and is a Chartered Accountant. As a Chartered Accountant, Mr. Dafoe attained experience in preparing, auditing, analyzing and evaluating financial statements. Mr. Dafoe has an understanding of the accounting principles used by Cyries as well as the implications of those accounting principles on Cyries' financial results. Mr. Dafoe has also obtained significant financial experience and exposure to accounting and financial issues as the Chairman and Chief Executive Officer of Ember Resources Inc. and in his role as a director and audit committee member of public companies.
Max Muselius	Yes	Yes	Mr. Muselius holds B.A. and MBA degrees. Mr. Muselius has obtained financial experience and exposure to accounting and financial issues as Chairman of Ensite Inc., a private company, and as Vice President, Marketing of Renaissance Energy Ltd., a public company.

External Audit Service Fees

During the year ended December 31, 2005 and the period May 21, 2004, the date of incorporation of Cyries, to December 31, 2004, Deloitte & Touche LLP ("DT") received the following fees from the Corporation:

Item	Year Ended December 31, 2005	May 21 to December 31, 2004
Audit fees	$65,216[(1)]	$22,560[(2)]
Audit-Related fees	$287,042[(3)]	-
Tax fees[(4)]	$3,531	-

Notes:

(1) Audit fees in 2005 consisted of professional services rendered by DT for the audit of the Corporation's financial statements for the year ended December 31, 2005, fees for the review of the March 31, June 30 and September 30 interim financial statements.

(2) Audit fees in 2004 consisted of professional services rendered by DT in connection with: (i) the audit of the Corporation's financial statements for the year ended December 31, 2004, (ii) the review of the September 30, 2004 financial statements and (iii) statutory and regulatory filings or engagements.

(3) Audit related fees consisted of professional services rendered by DT to Cyries and Devlan (prior to the completion of the Arrangement). As at July 1, 2005, the date that the Arrangement was completed, DT had rendered professional services to Devlan in connection with: (i) the audit of its December 31, 2004 financial statements, (ii) the review of its March 31, 2005 interim financial statements and (iii) statutory and regulatory filings or engagements. Cyries paid these fees totalling $182,435 to DT after completion of the Arrangement. Audit- related fees also include $104,697 for professional services rendered by DT to Cyries in connection with: (i) statutory and regulatory filings associated with the Arrangement and the acquisition of AlbertaCo, (ii) private placements completed by Cyries and (iii) the translation of the 2004 financial statements and management's discussion and analysis.

(4) Tax fees consist of tax compliance, tax advice and tax planning, including the preparation of tax returns.

MARKET FOR, PRICE RANGE AND TRADING VOLUME OF CYRIES SHARES

The Cyries Shares are listed for trading on the TSX under the trading symbol "CYS". The following table sets out the price range for and trading volume of the Cyries Shares for the periods indicated.

Period	High	Low	Volume
2004			
July[(1)]	$6.65	$5.50	4,589,363
August	$6.20	$5.00	2,869,048
September	$7.00	$5.11	3,379,980

Period		High	Low	Volume
	October	$7.74	$6.50	2,046,010
	November	$7.75	$6.15	2,019,126
	December	$8.00	$6.91	1,036,846
2005				
	January	$9.00	$7.45	1,208,453
	February	$10.84	$8.85	2,349,296
	March	$11.24	$9.20	2,329,300
	April	$10.45	$9.01	2,223,500
	May	$11.35	$9.10	1,663,600
	June	$12.49	$11.10	2,762,900
	July	$13.24	$11.50	5,405,400
	August	$18.40	$12.90	8,855,400
	September	$17.90	$15.95	10,134,500
	October	$17.74	$14.00	4,253,800
	November	$15.75	$14.20	6,417,100
	December	$17.31	$14.90	6,593,300
2006				
	January	$15.44	$14.20	7,684,800
	February	$15.79	$12.00	9,813,400
	March 1 - 15	$12.30	$14.06	4,305,272

Note:

(1) The Cyries Shares commenced trading on the TSX on July 7, 2005.

DESCRIPTION OF SHARE CAPITAL

Cyries is authorized to issue an unlimited number of Cyries Shares, an unlimited number of preferred shares, issuable in series, and up to 605,285 Performance Shares of which 39,263,708 Cyries Shares and 599,072 Performance Shares are issued and outstanding as fully paid and non-assessable shares as at March 1, 2005. As at March 15, 2006 Cyries has issued 1,676,619 options each of which are exercisable into one Cyries Share and has outstanding 3,967,730 Warrants, each of which are exercisable into one Cyries Share.

The following is a description of the rights and privileges of each of the Cyries Shares, preferred shares, Performance Shares and Warrants.

Cyries Shares

The Cyries Shares have attached to them the following rights, privileges, restrictions and conditions: (i) except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series, each holder of a Cyries Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Corporation; (ii) subject to the rights, privileges, restrictions and conditions attached to any preferred share, the holders of the Cyries Shares are entitled to receive dividends if, as and when declared by the directors of the Corporation; and (iii) subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, the holders of the Cyries Shares are entitled to share equally in the remaining property of the Corporation upon liquidation, dissolution or winding-up of the Corporation.

Preferred Shares

The preferred shares may be issued in one or more series. The directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The preferred shares are entitled to a priority over the Cyries Shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding-up of Cyries.

Performance Shares

The Performance Shares rank junior to the Cyries Shares and preferred shares, other than as set forth below. Holders of Performance Shares are not entitled to vote at meetings of shareholders of Cyries except as required under the ABCA and are not entitled to receive dividends. The Performance Shares are not entitled to receive any property or assets of Cyries upon its dissolution or winding-up other than an amount of $0.01 per share in preference over the Cyries Shares but after any payment to which the preferred shares are entitled. Each Performance Share was sold for a price of $0.01 per share and is convertible into the fraction of a Cyries Share equal to the closing trading price of the Cyries Shares on the TSX or such other stock exchange on which the Cyries Shares are listed on the trading day prior to such conversion (the "Cyries Closing Price") less $1.63, if positive, divided by the Cyries Closing Price. Holders of Performance Shares may, in their sole discretion, convert up to one-third of their Performance Shares into Cyries Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007; provided that such holder is an employee, officer, director or any person engaged to provide ongoing management, consulting or advisory services to Cyries ("Cyries Service Provider") on such date. Upon a holder ceasing to be a Cyries Service Provider, Cyries will, subject to applicable law, redeem the Performance Shares at a redemption price of $0.01 per share. If the Cyries Closing Price less $1.63 is not positive on any conversion date, Cyries will, subject to applicable law, redeem the Performance Shares that would have otherwise been converted at a redemption price of $0.01 per share. In the event that Cyries is unable to pay the redemption price in accordance with applicable law, the Performance Shares which were to be redeemed will be cancelled and the former holders will only have the right to receive $0.01 per share.

Warrants

The Warrants were issued under and pursuant to a warrant indenture dated June 28, 2004 between Cyries and Olympia Trust Company, as trustee. Each Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Cyries Share prior to 4:30 p.m. on June 28, 2008 upon payment of the exercise price of $1.63 per Cyries Share. Holders of Warrants are entitled to exercise up to one-third of the Warrants held by such holder on each of June 28, 2005, June 28, 2006 and June 28, 2007.

DIVIDENDS

Since incorporation, Cyries has not paid any dividends on the Cyries Shares. Any decision to pay dividends in the future will be dependent upon the financial requirements of Cyries to finance future growth, the financial condition of Cyries and other factors which the Board of Directors of Cyries may consider appropriate in the circumstances.

CONFLICTS OF INTEREST

The directors and officers of Cyries are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Cyries may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Cyries is not aware of any existing or potential material conflicts of interest between Cyries and a director or officer of Cyries

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the current executive officers or directors of Cyries, nor any associate or affiliate of such officers or directors has or has had any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect Cyries.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Deloitte & Touche LLP, the auditors of Cyries, as a group, did not beneficially own any of the outstanding Cyries Shares.

As at the date hereof, principals of GLJ personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Cyries Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Cyries' auditors are Deloitte & Touche LLP, Chartered Accountants, Suite 700, 700 - 2nd Street S.W., Calgary, Alberta T2P 0S7. The co-transfer agent and registrar for the Cyries Shares is Olympia Trust Company at its office in Calgary, Alberta and Equity Transfer Services Inc. at its office in Toronto, Ontario.

RISK FACTORS

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Cyries will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Cyries depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Cyries will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Cyries may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on Cyries and its future results of operations, liquidity and financial condition.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Cyries. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cyries' oil and gas reserves. Cyries may also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Cyries' future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Cyries are in part determined by the borrowing base of Cyries. A sustained material decline in prices from historical average prices could limit Cyries' borrowing base, therefore reducing the bank credit available to Cyries, and could require that a portion of any existing bank debt of Cyries be repaid.

In addition to establishing markets for its oil and natural gas, Cyries must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Cyries will be affected by numerous factors beyond its control. Cyries will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cyries. The ability of Cyries to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cyries will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Cyries has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Cyries anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Cyries' revenues or reserves decline, the company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Cyries. Moreover, future activities may require Cyries to alter its capitalization significantly. The inability of Cyries to access sufficient capital for its operations could have a material adverse effect on Cyries' financial condition, results of operations or prospects.

Additional Funding Requirements

Cyries' cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Cyries may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Cyries to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Cyries' revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Cyries' ability to expend the necessary capital to replace its reserves or to maintain its production. If Cyries' cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Cyries.

Insurance

Cyries' involvement in the exploration for and development of oil and gas properties may result in Cyries becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cyries has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cyries may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cyries. The occurrence of a significant event that Cyries is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cyries' financial position, results of operations or prospects.

Competition

Cyries actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Cyries. Cyries' competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Cyries' competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Cyries.

Certain of Cyries' customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Cyries' ability to sell or supply oil or gas to these customers in the future. Cyries' ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cyries to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cyries' financial condition, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. The Kyoto Protocol came into force February 16, 2005. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Cyries' exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject Cyries to legislation in Canada regulating emissions of greenhouse gases. Future Canadian federal legislation, together with provincial emission reduction requirements may require the reduction of emissions or emissions intensity from Cyries' operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Cyries.

Reserve Replacement

Cyries' future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Cyries successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cyries may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Cyries' reserves will depend not only on Cyries' ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Cyries' future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Cyries is not the operator of its oil and gas properties, Cyries will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cyries will be largely dependent upon the performance of its management and key employees. Cyries does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cyries.

Corporate Matters

To date, Cyries has not paid any dividends on the Cyries Shares and may not pay dividends on the Cyries Shares in the future. Certain of the directors and officers of Cyries are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Cyries and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under, the ABCA.

Permits and Licenses

The operations of Cyries may require licenses and permits from various governmental authorities. There can be no assurance that Cyries will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Issuance of Debt

From time to time Cyries may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Cyries' debt levels above industry standards. Neither Cyries' articles nor its by-laws limit the amount of indebtedness that Cyries may incur. The level of Cyries' indebtedness from time to time could impair Cyries' ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Dilution

Cyries may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cyries which may be dilutive.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation which could result in a reduction of the revenue received by the Corporation.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cyries is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on Cyries and its operations.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Cyries or to the operators, and the delays by operators in remitting payment to Cyries, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cyries in a given period and expose Cyries to additional third party credit risks.

Changes In Legislation

The return on an investment in securities of Cyries is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cyries or the holding and disposing of the securities of Cyries.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Cyries.

Income Taxes

To its knowledge, the Corporation believes that it is in compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, income tax returns filed by Cyries may be subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Corporation, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Cyries' own assessments. Both of these assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cyries' control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cyries uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cyries. Any such instance may offset the return on and value of the Cyries Shares.

Accounting Write-Downs as a Result of GAAP

Canadian Generally Accepted Accounting Principles ("GAAP") requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of Cyries. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and may result in a decline in the trading price of the Cyries Shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the estimated recoverable amounts, Cyries will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Hedge accounting and accounting for derivative financial instruments may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Borrowing

Cyries' lenders have been provided with security over substantially all of the assets of Cyries. If Cyries becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Cyries' properties. The proceeds of any such sale would be applied to satisfy amounts owed to Cyries' lenders and other creditors and only the remainder, if any, would be available to Cyries.

Third Party Credit Risk

Cyries is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cyries, such failures could have a material adverse effect on Cyries and its cash flow from operations.

ADDITIONAL INFORMATION

Additional information relating to Cyries may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of Cyries, and the principal holders of Cyries Shares and options to purchase Cyries Shares and securities authorized for issuance under Cyries' option plan, where applicable, will be contained in the information circular of Cyries in respect of its most recent annual meeting of its shareholders. Additional financial information is provided in Cyries' audited financial statements and management's discussion and analysis for the period ended December 31, 2005.

Additional copies of this annual information form may be obtained from Cyries, please contact:

Donald F. Archibald
Chairman and Chief Executive Officer
Cyries Energy Inc.
3200, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
(FORM 51-101F2)

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Cyries Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	March 8, 2006	Canada	-	$411,838	-	$411,838

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.
6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.
7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, March 10, 2006

"ORIGINALLY SIGNED BY"

Bryan M. Joa, P. Eng.
Vice-President

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
(FORM 51-101F3)

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Cyries Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule "A" to the Renewal Annual Information Form of the Company for the period ended December 31, 2005.

The Reserves Committee of the Board of Directors of the Company has:

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(d) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e) the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

(f) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

"Donald F. Archibald"	*"Mike Kabanuk"*
Chairman and Chief Executive Officer	Vice President, Operations and Chief Operating Officer
"Fred C. Coles"	*"Howard Crone"*
Director	Director

March 15, 2006

SCHEDULE "C"
AUDIT COMMITTEE TERMS OF REFERENCE


Cyries
ENERGY INC.

Audit Committee Terms of Reference

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Cyries Energy Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

Composition

The Committee will be comprised of three or more directors as determined by the Board, none of whom shall be or shall have been, unless the period prescribed by applicable securities rules or regulations has elapsed since the end of service or employment, an officer or employee of the Corporation or any subsidiary of the Corporation. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

Members of the Committee shall be appointed by the Board. The Nominating Committee of the Board shall recommend to the full Board eligible directors to fill vacancies on the Committee. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

Communication, Expenses and Authority to Engage Advisors

The Committee shall have access to such officers and employees of the Corporation, the Corporation's external auditor and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Committee provides an avenue for communication, particularly for outside directors, with the external auditor and financial and senior management and the Board. The external auditor shall have a direct line of communication to the Committee through its Chair and shall report directly to the Committee. The Committee, through its Chair, may directly contact any employee in the Corporation as it deems necessary, and any employee may bring before the Committee, on a confidential basis, any matter involving the Corporation's financial practices or transactions.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors. Any engagement of independent counsel or other advisors is to be at the Corporation's expense.

The Corporation shall be responsible for all expenses of the Committee that are deemed necessary or appropriate by the Committee in carrying out its duties.

Meetings and Record Keeping

Meetings of the Committee shall be conducted as follows:

1. the Committee shall meet at least four times annually at such times and at such locations as the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. The external auditor or any two members of the

Committee may also request a meeting of the Committee. The Chair of the Committee shall hold *in camera* sessions of the Committee, without management present, at every meeting;

2. the Chair of the Committee shall preside as chair at each Committee meeting and lead Committee discussion on meeting agenda items;

3. the quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other;

4. if the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting;

5. the Chair shall, in consultation with management and the external auditor, establish the agenda for the meetings and instruct management to circulate properly prepared agenda materials to the Committee with sufficient time for study prior to the meeting;

6. every question at a Committee meeting shall be decided by a majority of the votes cast; in the event of a tie vote on any matter, such matter shall be presented to the Board for its consideration and determination;

7. the Chief Executive Officer and Chief Financial Officer shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the Chair of the Committee. Other management representatives may be invited to attend as necessary; and

8. a Committee member, or any other person selected by the Committee, shall be appointed at each meeting to act as secretary for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a copy of the minutes of such meetings. Where minutes have not yet been prepared, the Chair shall provide the Board with oral reports on the activities of the Committee. All material information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the Chair.

Responsibilities

The Committee is part of the Board. Its primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the oversight, review and approval of the financial statements and the accounting and financial reporting processes of the Corporation; (ii) the assessment of the system of internal controls that management has established; and (iii) the external audit process. In addition, the Committee shall assist the Board, as requested, in fulfilling its oversight responsibilities with respect to (i) financial policies and strategies; (ii) financial risk management practices; and (iii) transactions or circumstances which could materially affect the financial profile of the Corporation.

The Committee shall be directly responsible, in its capacity as a committee of the Board, for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Corporation (including the resolution of disagreements between management and the external auditor regarding financial reporting).

The Committee should have a clear understanding with the external auditor that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Corporation.

Specific Duties

A. Relationship with External Auditor

The Committee shall:

1. consider and make a recommendation to the Board as to the nomination or re-appointment of the external auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, ensuring that such auditor is a participant in good standing pursuant to applicable securities laws;

2. consider and make a recommendation to the Board as to the compensation of the external auditor which is to be paid by the Corporation;

3. oversee the work of the external auditor in performing their audit, review or attest services and oversee the resolution of any disagreements between management of the Corporation and the external auditor;

4. review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with the Corporation and its affiliates in order to determine the external auditor's independence;

5. as may be required by applicable securities laws, rules and guidelines, either:

   (a) pre-approve all non-audit services to be provided by the external auditor to the Corporation (and its subsidiaries, if any), or, in the case of *de minimus* non-audit services, approve such non-audit services prior to the completion of the audit; or

   (b) adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services; and

6. review and approve the hiring policies of the Corporation regarding partners and employees and former partners and employees of the present and former external auditor of the Corporation.

B. Financial Statements and Financial Reporting

The Committee shall:

1. review with management and the external auditor, and recommend to the Board for approval, the annual financial statements of the Corporation and related annual financial reporting, including management's discussion and analysis and earnings press releases. In particular, the Committee's review of such financial statements should include, but not be limited to reviewing:

   (a) changes in accounting principles, or in their application, which may have a material effect on the current or future years' financial statements;

   (b) significant accruals, reserves or other estimates;

   (c) the "ceiling test calculation";

   (d) the accounting treatment of unusual or non-recurring transactions;

   (e) the adequacy of the Corporation's asset retirement obligations;

   (f) disclosure requirements for commitments and contingencies; and

   (g) related party transaction reporting and accounting;

2. upon completion of each audit, review with the external auditor the results of such audit. This process should include but not be limited to reviewing:

   (a) the scope and quality of the audit work performed;

   (b) the capability of the Corporation's financial personnel;

   (c) the co-operation received from the Corporation's financial personnel during the audit;

   (d) the internal resources used;

   (e) significant transactions outside of the normal business of the Corporation; and

   (f) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

3. review with management and the external auditor, and recommend to the Board for approval, the interim financial statements of the Corporation and related interim financial reporting, including management's discussion and analysis and earnings press releases;

4. review with management and recommend to the Board for approval, the Corporation's annual information form;

5. review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Corporation;

6. consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements (other than public disclosure referred to in clauses B.1 and B.3 above), and periodically assess the adequacy of such procedures; and

7. review accounting, tax, legal and financial aspects of the operations of the Corporation as the Committee considers appropriate.

C. Internal Controls

The Committee shall:

1. review with management and the external auditor, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

2. read the external auditor's recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto; and

3. establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

D. Financial Risk Management

The Committee may, if requested by the Board, review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to accounting and management reporting. The Committee may, if requested by the Board, also review the financial risks arising from the Corporation's exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit, the activities of the Corporation's marketing group, the Corporation's insurance program and tax or government audits and report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the business of the Corporation.

E. Review of Terms of Reference

The Committee shall review and reassess the adequacy of these mandates at least annually, and otherwise as it deems appropriate and recommend changes to the Board. Such review shall include the evaluation of the performance of the Committee against criteria defined in the Committee and Board mandates.


Cyries
ENERGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Deloitte

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

Auditors' Report

To the Shareholders of Cyries Energy Inc.:

We have audited the consolidated balance sheets of Cyries Energy Inc. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the year ended December 31, 2005 and the period July 2, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the period July 2, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Calgary, Alberta
March 9, 2006

Member of
Deloitte Touche Tohmatsu

Cyries Energy Inc.
Consolidated Balance Sheets

($000)	As at December 31, 2005	December 31, 2004
Assets		
Current assets		
Accounts receivable	28,948	8,916
Deposits and prepaid expenses	1,835	606
	30,783	9,522
Future income tax asset (note 6)	-	3,267
Property and equipment, net (note 5)	265,013	56,922
Goodwill (note 4)	68,434	-
	364,230	69,711
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	53,343	15,743
Income taxes payable (note 6)	3,411	-
Revolving demand loan (note 7)	47,249	3,092
	104,003	18,835
Future income tax liability (note 6)	33,158	-
Asset retirement obligations (note 11)	12,440	2,519
Total liabilities	149,601	21,354
Shareholders' Equity		
Share capital (note 8)	195,734	46,441
Contributed surplus (note 9)	2,512	365
Retained earnings	16,383	1,551
	214,629	48,357
	364,230	69,711

See accompanying notes

On behalf of the Board:

"Donald F. Archibald" *"Douglas A. Dafoe"*

Donald F. Archibald
Chairman, CEO & Director

Douglas A. Dafoe
Director

Cyries Energy Inc.
Consolidated Statements of Earnings and Retained Earnings

($000, except per share amounts)	Year ended December 31, 2005	For the period July 2, 2004 to December 31, 2004 *(Note 1)*
Revenue		
Petroleum and natural gas sales	96,415	11,352
Royalties (net of Alberta Royalty Tax Credit)	(23,749)	(2,313)
	72,666	9,039
Other income	131	70
	72,797	9,109
Expenses		
Production	11,989	1,763
Transportation	2,663	414
General and administrative	3,002	954
Interest	1,307	27
Stock compensation	2,172	365
Depletion, depreciation and accretion	23,840	3,037
	44,973	6,560
Earnings before taxes	27,824	2,549
Taxes (note 6)		
Current income taxes	2,972	-
Future income taxes	10,020	998
Net earnings	14,832	1,551
Retained earnings, beginning of period	1,551	-
Retained earnings, end of period	16,383	1,551
Net Earnings Per Share (note 10)		
Basic	$0.46	$0.07
Diluted	$0.41	$0.06
Weighted Average Common Shares Outstanding		
Basic	32,286	23,646
Diluted	36,416	27,082

See accompanying notes

Cyries Energy Inc.
Consolidated Statements of Cash Flows

($000)	Year ended December 31, 2005	For the period July 2, 2004 to December 31, 2004 (Note 1)
Operating Activities		
Net earnings for the period	14,832	1,551
Items not affecting cash		
Depletion, depreciation and accretion	23,840	3,037
Future income taxes	10,020	998
Stock compensation	2,172	365
Cash flow from operations, before non-cash working capital changes	50,864	5,951
Net changes in non-cash operating working capital (note 12)	2,197	(2,574)
	53,061	3,376
Financing Activities		
Issue of common shares	70,013	28,506
Issue of common shares on exercise of options and warrants	86	-
Share issue costs	(3,528)	(1,211)
Increase/ (decrease) in bank debt	24,949	(6,908)
	91,520	20,387
Investing Activities		
Additions to property and equipment	(108,400)	(32,558)
Corporate acquisitions	(57,466)	-
Disposition of property and equipment	6,810	-
Net changes in non-cash investing working capital (note 12)	14,475	8,795
	(144,581)	(23,763)
Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	-	-

See accompanying notes

1. NATURE OF BUSINESS

Cyries Energy Inc. ("Cyries" or the "Company") was incorporated May 20, 2004 and commenced operations on July 2, 2004 when certain assets of Cequel Energy Ltd. ("Cequel") were transferred to Cyries under a Plan of Arrangement entered into by Progress Energy Ltd. ("Progress"), Cequel, Progress Energy Trust, Cyries and ProEx Energy Ltd. (the "Arrangement"). Cyries is engaged in the exploration, development and production of crude oil and natural gas in the province of Alberta.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles within the framework of accounting policies summarized below.

b) Revenue Recognition

Revenues associated with sales of petroleum and natural gas and all other items are recorded when title passes to the customer. Revenues are recorded gross of transportation charges incurred by the Company.

c) Property and Equipment

Capitalized costs

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in one Canadian cost center and are charged against earnings, as set out below. Such costs include land and lease acquisitions, geological and geophysical expenditures, drilling of productive and non-productive wells, production and gathering equipment and facilities, carrying costs directly related to unproved properties and corporate expenses directly related to acquisition, exploration and development activities. Proceeds from the disposition of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a change of 20 percent or more in the depletion and depreciation rate.

Depletion and depreciation

Depletion and depreciation of petroleum and natural gas properties and equipment are calculated using a unit of production method based on estimated gross proved petroleum and natural gas reserves, as determined by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of six thousand cubic feet of gas equates to one barrel of oil. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes estimated salvage values and the cost of unproved properties. Costs of acquiring and evaluating unproved properties are excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment occurs. Unproved properties are assessed for impairment at least annually.

Ceiling test

Impairment is determined when the carrying amount of the property, plant and equipment exceeds the sum of the undiscounted cash flows expected to result from the Company's proved reserves. If the carrying value is impaired, the amount of impairment is measured by comparing the carrying amounts of the property, plant and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows that are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings.

d) Joint Interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

e) Measurement Uncertainty

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events at the balance sheet date. Actual results could differ from those estimated.

The amounts recorded for depreciation and depletion of petroleum and natural gas property and equipment and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of property, plant and equipment is impaired. The determination of stock compensation involves estimates of the volatility of the Company's common shares, forfeiture rates and expected life. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

f) Stock Based Compensation

The Company accounts for its stock based compensation plans using the fair value method. Fair value is determined at the grant date using the Black-Scholes option-pricing model and is recognized over the vesting period of the options and performance shares granted as stock compensation expense and contributed surplus. The contributed surplus balance is reduced as the options and performance shares are exercised and the amount initially recorded is credited to share capital.

g) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax is based on the differences between assets and liabilities reported for financial reporting purposes and those reported for income tax purposes. Future income taxes are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs. Future income tax assets are limited to the amount that is more likely than not to be realized.

h) Earnings per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. The treasury stock method is used to determine the dilutive effect of stock options, performance shares and warrants, whereby proceeds from the exercise of in-the-money stock options or other dilutive instruments would be used to purchase common shares at the average market price during the period.

i) Asset Retirement Obligations

The Company recognizes the estimated liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of property, plant and equipment. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in

(All numbers in thousands except per share amounts)

the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

j) Goodwill

Goodwill is the residual amount that results when the purchase price of a business exceeds the fair value of the net identifiable assets and liabilities. Goodwill is stated at cost and is not amortized. The goodwill balance is assessed for impairment each year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. The test for impairment is conducted by comparing the book value to the fair value of the reporting entity. Impairment is charged to income in the period it occurs.

3. PLAN OF ARRANGEMENT

On July 2, 2004, as a result of the Arrangement, Cequel transferred certain oil and natural gas properties to Cyries. In exchange, the former Cequel and Progress shareholders received a total of 16,230 common shares of Cyries. As Cyries and Cequel were related parties at the time of the transaction, the transfer of assets and related liabilities was recorded at the underlying carrying value of the assets and liabilities transferred.

	Amount
Oil and natural gas assets (net of accumulated depletion and depreciation of $5,787)	$ 26,895
Future income tax asset	3,839
Total assets transferred	30,734
Bank debt	(10,000)
Asset retirement obligations	(2,013)
Net assets received and common shares issued	$ 18,721

4. CORPORATE AQUISITIONS

a) Devlan Exploration Inc.

On July 1, 2005 Cyries acquired all of the outstanding common shares of Devlan Exploration Ltd. ("Devlan") pursuant to a Plan of Arrangement. Devlan shareholders received 0.25 Cyries common shares for each Devlan common share outstanding, for a total of 8,558 Cyries shares. The business combination was accounted for using the purchase method. As part of the Arrangement, Devlan transferred certain oil and natural gas properties and $4,500 of debt to a new company, Dual Exploration Inc. ("Dual"), the shares of which were distributed to shareholders of Devlan on the basis of 0.5 of a Dual share for each Devlan share outstanding.

The acquisition was funded by the issuance of common shares. The trading price ascribed to the common shares of $9.52 per share is based on the trading prices of Cyries common shares on the five days following and five days prior to the announcement of the Arrangement.

(All numbers in thousands except per share amounts)

	Amount
Consideration:	
Common shares	$ 81,469
Transaction costs	372
	81,841
Allocated to:	
Current assets	9,602
Current liabilities	(12,680)
Bank debt	(19,208)
	(22,286)
Property, plant and equipment	70,512
Goodwill	49,745
Asset retirement obligations	(3,560)
Future income taxes	(12,570)
	$ 81,841

b) 1181608 Alberta ULC

Pursuant to a share purchase agreement, Cyries acquired all of the outstanding common shares of 1181608 Alberta ULC a private oil and natural gas exploration and production company, for cash consideration of $57,000. The acquisition closed on August 12, 2005.

	Amount
Consideration:	
Cash	$ 57,000
Transaction costs	93
	57,093
Property, plant and equipment	54,717
Goodwill	18,689
Asset retirement obligations	(1,249)
Future income taxes	(15,064)
	$ 57,093

The results of operations of both companies are reflected in Cyries' earnings from the respective closing dates.

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2005	December 31, 2004
Petroleum and natural gas property and equipment	$ 297,046	$ 65,638
Other	105	27
	297,151	65,665
Accumulated depletion and depreciation	(32,138)	(8,743)
Net book value	$ 265,013	$ 56,922

In determining the Company's depletion and depreciation, $18,715 (2004 - $4,216) of costs related to unproved properties and $13,375 (2004 - $3,661) of estimated salvage value was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $10,600 (2004 - $2,083) were added to the Company's net book value for purposes of the depletion calculation. The Company does not capitalize corporate general and administrative expenses.

(All numbers in thousands except per share amounts)

The Company performed a full cost impairment test at December 31, 2005 to assess the recoverability of its petroleum and natual gas interest. As at December 31, 2005 there was no impairment required. For purposes of the full cost impairment test, the Company used the benchmark reference prices summarized in the table below:

Year	WTI (*$US/bbl*)	AECO (*$Cdn/mcf*)
2006	57.00	10.60
2007	55.00	9.25
2008	51.00	8.00
2009	48.00	7.50
2010	46.50	7.20
Escalate thereafter	46.85	7.17

6. INCOME TAXES

The difference between the expected tax provision and the reported income tax provision is summarized below:

	Year ended December 31, 2005	Period ended December 31, 2004
Earnings before tax	**$ 27,824**	$ 2,549
Enacted tax rate	**37.62%**	38.62%
Computed income taxes at the enacted rate	**10,467**	984
Increase (decrease) in taxes resulting from:		
Non-deductible crown payments	5,795	635
Resource allowance	(5,008)	(623)
Income tax rate changes	(1,635)	(139)
Income tax audit adjustments	1,798	-
Non-deductible stock compensation and other	1,401	-
Capital taxes	252	-
Other	(78)	141
Provision for income taxes	**$12,992**	$ 998

The components of future income tax are as follows:

	December 31, 2005	December 31, 2004
Tax basis in excess of property, plant and equipment carrying value	**$ (40,001)**	$ 2,030
Asset retirement obligation liability	**4,667**	847
Share issue costs	**1,947**	380
Other	**229**	10
Future income tax (liability) asset	**$ (33,158)**	$ 3,267

During 2005, an income tax audit was performed on certain Devlan Exploration Inc. tax filings. As a result of this audit, current tax expense includes a charge of $1,798 and future tax includes an expense of $30 due to tax pool adjustments. Estimated interest of $607 is included in interest expense.

7. REVOLVING DEMAND LOAN

The Company has a demand revolving operating credit facility provided by a Canadian chartered bank. The credit facility is limited to $73 million and provides that advances may be made by way of direct advances or bankers' acceptances. Direct advances bear interest at the bank's prime lending rate plus a variable rate and bankers' acceptances bear interest at the applicable bankers' acceptances rate plus a variable rate stamping fee. The variable

(All numbers in thousands except per share amounts)

rate charged by the bank is dependent upon the Company's debt to trailing cash flow ratio. As at December 31, 2005 the variable rate being charged to the Company is nil for prime loans and 1.15% for the variable rate on the stamping fees for bankers' acceptances. The credit facility is subject to periodic review and is secured by a $100 million demand fixed and floating charge debenture over all of the Company's assets.

8. SHARE CAPITAL

Authorized

At December 31, 2005, the Company had authorized an unlimited number of common shares, an unlimited number of preferred shares, 3,988 warrants and 605 Class B performance shares.

Issued

The Company had the following shares outstanding at December 31, 2005:

Common Shares	Number of Shares	Amount
Issued on transfer of assets *(note 3)*	16,230	$ 18,721
Initial private placement, June 28, 2004	3,988	5,065
Private placement, July 28, 2004	4,000	22,000
Share issue costs	-	(1,212)
Tax effect of share issue costs	-	426
Common shares December 31, 2004	24,218	$ 45,000
Private placement, February 3, 2005	2,440	20,008
Acquisition of Devlan, July 1, 2005	8,558	81,469
Private placement August 11, 2005	4,017	50,005
Exercise of stock options	10	76
Exercise of warrants	20	40
Exercise of performance shares	2	1
Share issue costs	-	(3,528)
Tax effect of share issue costs	-	1,229
Common shares December 31, 2005	39,265	$ 194,300

Warrants	Number of Warrants	Amount
Initial private placement – June 28, 2004	3,988	$ 1,435
Balance – December 31, 2004	3,988	$ 1,435
Exercise of warrants	(20)	(7)
Balance – December 31, 2005	3,968	$ 1,428

Performance Shares	Number of Performance Shares	Amount
Initial private placement – July 28, 2004	605	$ 6
Balance – December 31, 2004	605	$ 6
Exercise of performance shares	(2)	-
Cancellation of performance shares	(4)	-
Balance – December 31, 2005	599	$ 6

(All numbers in thousands except per share amounts)

Equity Issues

	Date of Issue	Price per Share of Issue	Shares Issued	Gross Proceeds
Common shares	June 28, 2004	$1.27	3,988	$ 5,065
Common shares	July 28, 2004	$5.50	4,000	22,000
Common shares	February 3, 2005	$8.20	2,440	20,008
Common shares	July 1, 2005	$9.52	8,558	81,469
Common shares	August 12, 2005	$12.45	4,017	50,005
Total			23,003	$ 178,547

On June 28, 2004 the Company issued 3,988 common shares and 3,988 warrants in conjunction with an initial private placement of its common shares. One third of the common shares purchased in the private placement became eligible for resale on each of December 31, 2004 and June 28, 2005 with the remaining one third becoming eligible on June 28, 2006.

Each warrant is exercisable into one common share of the Company at a price of $1.63 per share until the warrants expire on June 28, 2008. One third of the warrants vest annually subject to certain performance clauses, with the initial tranche having vested June 28, 2005. In order for the initial one third and the remaining two thirds of the warrants to vest the Cyries common shares must, at any time during the term of the warrants, trade at a 20-day weighted average price of at least $2.45 and $3.26, respectively. The performance clauses have been met as of December 31, 2005. A value of $1,436 has been ascribed to the warrants for accounting purposes as determined using an option pricing model that incorporates assumptions for the vesting provisions. An expected life of 4 years, a risk free interest rate of 3.4% and a volatility of 50% were used in the pricing model.

In conjunction with the initial private placement, the Company issued 605 Class B Performance Shares to employees and directors. Each performance share was sold for a price of $0.01 per share and is convertible into the fraction of a common share equal to the closing trading price of the common shares on the Toronto Stock Exchange on the day prior to such conversion less $1.63, if positive, divided by the common share closing price. The performance shares vest at the rate of 33% per year and expire July 2, 2008. The fair value of each performance share was determined, at the date of issuance, using the Black-Scholes model. In the pricing model the fair value of the performance shares was $0.69 per share using a risk-free interest rate of 3.4%, volatility of 50% and an expected life of 3 years. The fair value of the performance shares is expensed over the vesting period of three years.

On March 2, 2005, Devlan issued flow-through shares and committed to spend $2,250 before December 31, 2005 on expenditures qualifying as Canadian exploration expenditures. These flow-through commitments were made by Devlan in March 2005. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers of the flow-through common shares in February 2006 effective December 31, 2005. The related income tax impact has been recorded in the first quarter of 2006.

Share capital includes common shares of $194,300, warrants of $1,428 and performance shares of $6 for a total of $195,734.

9. STOCK BASED COMPENSATION

The Company accounts for its stock based compensation plan (the "Plan") using the fair value method. Under this method, a compensation cost is charged over the vesting period for stock options and Class B performance shares with a corresponding increase to contributed surplus.

(All numbers in thousands except per share amounts)

Stock option activity related to the Plan was as follows:

	December 31, 2005		December 31, 2004	
	Number of Options	Weighted Average Price ($)	Number of Options	Weighted Average Price ($)
Opening balance	460	5.41	-	-
Granted	1,222	12.03	460	5.41
Exercised	(10)	5.21	-	-
Closing balance	1,672	10.25	460	5.41

The Plan is for the benefit of employees, officers and directors. Stock options granted under the Plan vest over a four year period with 20 percent of the options vesting immediately upon grant and a further 20 percent vesting upon each anniversary date. The options expire, if unexercised, five years from the date of the initial grant. At December 31, 2005, 418 stock options have vested and the average remaining life of the outstanding stock options is 4.3 years.

The following table provides additional information on the stock options outstanding as at December 31, 2005:

Range of Exercise Prices ($/ share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
5.21 – 6.50	450	$ 5.41	3.7	174
10.40 – 16.60	1,222	12.03	4.5	244
5.21 – 16.60	1,672	$ 9.28	4.3	418

The fair value of each stock option granted in the year ended December 31, 2005 was estimated on the date of grant using the Black-Scholes model. The weighted average fair value of the stock options granted in the year was $5.01 (2004 - $2.41) per share, using an average risk-free interest rate of 2.8 percent (2004 – 3.03 percent), average volatility of 47 percent (2004 – 50 percent) and an expected life of 4.5 years (2004 – 4.5 years). The Company has not re-priced any stock options.

For the year ended December 31, 2005, $2,042 of expense related to the stock options and $130 of expense related to the performance shares is included in stock compensation expense.

The following table reconciles the Company's contributed surplus:

	December 31, 2005	December 31, 2004
Contributed surplus, beginning of period	$ 365	$ -
Stock based compensation expense	2,172	365
Exercise of stock options	(23)	-
Exercise of performance shares	(1)	-
Cancellation of performance shares	(1)	-
Carrying amount, end of period	$ 2,512	$ 365

(All numbers in thousands except per share amounts)

10. PER SHARE AMOUNTS

The following table details the components of diluted common shares outstanding:

Weighted average common shares	Year ended December 31, 2005	Period July 2, 2004 to December 31, 2004
Basic	32,286	23,646
Warrants	3,469	2,983
Performance shares	527	453
Options	134	-
Diluted	36,416	27,082

The calculation of diluted common shares excludes 1,537 of stock options that are anti-dilutive.

11. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $12,440 (2004 – $2,519) as at December 31, 2005 based on a total future liability of $32,249 (2004 – $6,271). Asset retirement expenditures are expected to be made over the next 25 years. The Company used a credit adjusted risk free rate of seven percent and an inflation rate of two percent to calculate the present value of the asset retirement obligation. The following table reconciles the Company's total asset retirement obligation.

	Year ended December 31, 2005	Period July 2, 2004 to December 31, 2004
Balance, beginning of period	$ 2,519	$ 2,013
Increase in liabilities	1,238	301
Liabilities settled	(80)	-
Dispositions	(365)	-
Acquisitions	5,717	-
Revisions	2,967	123
Accretion	444	82
Carrying amount, end of period	$ 12,440	$ 2,519

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital	Year ended December 31, 2005	Period July 2, 2004 to December 31, 2004
Accounts receivable	$ (11,413)	$ (8,916)
Prepaid expenses and deposits	(245)	(606)
Accounts payable and accrued liabilities	28,330	15,743
Net change in non-cash working capital	16,672	6,221
Investing activities	$ 14,475	$ 8,795
Operating activities	$ 2,197	$ (2,574)

(All numbers in thousands except per share amounts)

The Company made the following cash outlays in respect of interest expense and current income taxes:

	Year ended December 31, 2005	Period July 2, 2004 to December 31, 2004
Interest	$ 872	$ 7
Income taxes	$ 588	$ -

13. COMMITMENTS

The company is committed to payments under an operating lease for office space through September 2007 totaling $875 (2006 - $495; 2007 - $380).

14. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable and the revolving demand loan. The fair value of these financial instruments approximate their carrying value due to their short term to maturity and the floating interest rate on the loan.

Risk Management Activities

The nature of the Company's operations result in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and when appropriate, may use derivative financial instruments to manage its exposure to these risks. For the periods presented the Company has not entered into any derivative financial instruments.

Substantially all of the Company's accounts receivable are due from companies in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") contains operating and financial information for 2005 and 2004. The comparative financial information in this report comprises only the operating results for Cyries Energy Inc. ("Cyries") for the period from July 2, 2004 to December 31, 2004 (the "Period"or the "Comparative period"). As a result, comparisons to prior year will be expressed on a per barrel of production basis where possible. The MD&A should be read in conjunction with the financial statements for the year ended December 31, 2005. This MD&A is dated as of March 15, 2006.

Cyries was incorporated under the Business Corporations Act (Alberta) on May 20, 2004 and commenced operations July 2, 2004. On July 2, 2004 as a result of a plan of arrangement involving Cequel Energy Inc. ("Cequel"), Progress Energy Ltd. ("Progress"), Progress Energy Trust (the "Trust") ProEx Energy Ltd. ("ProEx") and Cyries, certain oil and gas properties were transferred to Cyries from Cequel in exchange for common shares of Cyries.

BOE presentation - Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil ("6:1"). The reader should be aware that historical results are not necessarily indicative of future performance. All values are presented in thousands, other than boe and per share amounts.

Non-GAAP Measurements - Cyries evaluates performance based on net income, operating netback and cash flow from operations. Cash flow from operations, which is expressed before changes in non-cash working capital and site restoration expenditures, is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of oil and natural gas sales following the deduction of royalties, production expenses and transportation costs. Cash flow from operations and operating netback do not have a standard meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to other companies.

Forward-looking statements - This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Cyries' management at the time the statements were made.

DESCRIPTION OF BUSINESS

Cyries is an oil and natural gas exploration company, actively engaged in the acquisition, development, exploration for and production of oil and natural gas reserves primarily in the Province of Alberta. The Company's primary operating areas include the Deep Basin/ Peace River Arch, Hotchkiss and Rainbow Lake areas of northwestern Alberta and the Marten Hills area of central Alberta.

Cyries' strategy for growth was highlighted in 2005 through aggressive drilling programs coupled with strategic acquisitions. Cyries' has been successful in building a strong and diversified asset base, a strong balance sheet and a management team with operational and technical strength. This asset platform will enable Cyries to continue to grow in 2006 through a combination of drilling and acquisitions.

The financial strategy for growing Cyries has focused on cost control, competitive reserve addition costs, high netbacks and a strong balance sheet. Despite rising costs in the industry, Cyries has maintained a good cost structure that produces high netbacks and results in economic exploration and development costs.

Business Environment

In 2005 high oil and gas prices contributed to strong cash flows and earnings for the oil and gas industry operating in the Western Canadian sedimentary basin. As a result, drilling activity and well completions reached historically high levels during the year. The emergence of several new industry players increased competition for undeveloped lands and producing properties in Cyries' core areas. The pace of drilling activity, high commodity prices, and increased demand for land and services resulted in an increase in related costs in 2005 along with the costs of operating producing properties.

Summary

($000s, except per share data)	**Year ended December 31, 2005**	**Period ended December 31, 2004**[1]
Total revenues	**96,415**	11,352
Net income	**14,832**	1,551
Net income per share - basic	**0.46**	0.07
Net income per share - diluted	**0.41**	0.06
Total assets	**364,230**	69,711
Bank debt	**47,249**	3,092
Working capital deficiency	**25,971**	6,220

[1] Represents the period from July 2, 2004 to December 31, 2004

The year ended December 31, 2005 was highlighted by sustained high oil and natural gas prices resulting in increases to revenue and net income compared to the same period in 2004. Net income per share increased 557 percent to $0.46 per share for the year ended December 31, 2005 compared with $0.07 in the comparative period.

During the year the company executed a $100,000 capital program and completed two corporate acquisitions for total consideration of $125,229. Drilling success and production added through acquisition increased average production to 4,311 boe per day in 2005 from 1,396 boe per day in the comparative period.

On July 1, 2005 the Company closed the acquisition of Devlan Exploration Inc., a public oil and gas company. The transaction was completed by way of a Plan of Arrangement ("Arrangement") involving Cyries Energy Inc., Devlan Exploration Inc. ("Devlan") and Dual Energy Inc. ("Dual"). Cyries issued an aggregate of 8,558 common shares and assumed approximately $22,500 of Devlan net debt. In addition, certain Devlan assets and $4,500 of debt were transferred to Dual, a newly formed oil and gas company. The acquisition added approximately 2,300 boe/d of production.

On August 12, 2005 the company closed the acquisition of 1181608 Alberta ULC, a privately owned oil and gas company, for cash consideration of $57,000. The acquisition added approximately 1,300 boe/d of production.

DETAILED FINANCIAL ANALYSIS

Petroleum and natural gas production

	Year ended December 31, 2005	Period ended December 31, 2004
Oil *(bbls/d)*	772	358
Natural gas *(mcf/d)*	19,905	5,830
Natural gas liquids *(bbls/d)*	221	66
Total (boe)	4,311	1,396

Production for the year ended December 31, 2005 increased 209 percent to 4,311 boe/d from 1,396 boe/d in the comparative period. The increase from the prior year is due to the production added through drilling and the two corporate acquisitions. The Devlan acquisition closed July 1, 2005, adding approximately 2,300 boe/d of production for the remaining six months of the year. The acquisition of 1181608 Alberta ULC on August 12, 2005 resulted in an increase of approximately 1,300 boe/d. The production acquired through acquisition is approximately 79% natural gas.

Natural gas production for the year ended December 31, 2005 increased to 19,905 mcf/d compared to 5,830 mcf/d for the period ended December 31, 2004. Oil and liquids production for the year ended December 31, 2005 increased to 993 barrels per day compared to 424 barrels per day for the period ended December 31, 2004.

Revenue

($000s)	Year ended December 31, 2005	Period ended December 31, 2004
Revenue		
Oil	**18,091**	3,341
Natural gas	**73,867**	7,489
Natural gas liquids	**4,457**	522
Total	**96,415**	11,352
Average sales price		
Oil ($/bbl)	**64.22**	51.28
Natural gas liquids ($/bbl)	**55.23**	43.11
Average liquids price	**62.21**	50.06
Natural gas ($/mcf)	**10.17**	7.06
Total per boe ($/boe)	**61.28**	44.69
Benchmark pricing		
Edmonton par – light oil ($/bbl)	**69.33**	52.94
AECO-C Spot ($/mcf)	**8.81**	6.59

Sales Variance Analysis

($000s)	Year ended December 31, 2005
Natural Gas Sales	
Volume increase	43,790
Price increase	22,588
Net gas sales change	66,378
Crude Oil and NGLs sales	
Volume increase	14,282
Price increase	4,403
Net crude oil and NGLs sales change	18,685
Combined sales change	85,063

Revenues for the year ended December 31, 2005 increased 749 percent to $96,415 from $11,352 in the comparative period. The increase in revenue was a result of the 519 percent increase in production volumes and a 37 percent increase in the average sales price. The increase in the average sales price realized by Cyries is consistent with the increase in benchmark oil and natural gas prices. The average sales price for natural gas is at a premium to the AECO-C spot price due to the high energy content of the company's natural gas production.

The Company did not hedge or enter into any fixed price arrangements for the year ended December 31, 2005. As part of the Devlan acquisition the company acquired a fixed price crude oil collar to sell 200 boe/d of crude oil between $ 38.00 USD/bbl and $ 48.50 USD/bbl. The contract expired December 31, 2005. All the Company's remaining production is sold on the spot market. Therefore, both the historical prices received and future prices expected fluctuate with the prevailing market prices of crude oil and natural gas.

Royalties

Oil and natural gas royalties, net of the Alberta Royalty Tax Credit ("ARTC") increased to $23,749 for the year ended December 31, 2005 compared to $2,313 for the period ended December 31, 2004. The increase is due to the increase in petroleum and natural gas sales. The overall royalty rate of 25 percent of revenue increased from 20 percent for the period ended December 31, 2004. The higher royalty rates are the result of lower gas cost allowance recorded in 2005 and higher royalty rates associated with properties acquired in the third quarter of 2005. The Company expects the royalty rate to remain consistent in 2006. ARTC for the year ended December 31, 2005 increased to $114 from $39 for the period ended December 31, 2004.

Operating Netback and Production Expense

($000s)	Year ended December 31, 2005	Period ended December 31, 2004
Revenue	96,415	11,352
Royalty income	84	5
	96,499	11,357
Royalties	(23,749)	(2,313)
Production expense (net)	(11,989)	(1,763)
Transportation expense	(2,663)	(414)
Operating netback	58,098	6,867
Operating netback per boe	36.93	27.04

($000s)	Year ended December 31, 2005	Period ended December 31, 2004
Production expense gross	13,563	2,013
Overhead recoveries	(1,075)	(216)
Processing income	(499)	(34)
Production expense (net)	11,989	1,763
Production expense per boe (net)	7.62	6.94

Net production expenses increased for the year ended December 31, 2005 to $11,989 compared to $1,763 for the period ended December 31, 2004. The increase in production expense is due to the increased production and an increase in oil and natural gas production costs per barrel. Production costs per barrel increased 10 percent to $7.62 from $6.94 in the period ended December 31, 2004 for two reasons. Activity levels in Alberta have increased steadily over the past year resulting in higher demand for services and materials. This trend is expected to continue in the foreseeable future. Also, the operating costs per barrel for the assets acquired in the third quarter are higher than the historical operating costs of Cyries. It is anticipated that operating costs will remain at current levels for 2006.

The operating netback increased to $36.93 per boe from $27.04 per boe for the year ended December 31, 2004. The increase in the operating netback is due primarily to an increase in average sales price, offset slightly by an increase in operating and royalty expenses.

Transportation expense relates primarily to the cost of transporting natural gas on the main natural gas pipelines and a lesser amount for clean oil trucking charges. An increase in production volumes caused an increase in transportation costs to $2,663 for the year ended December 31, 2005 from $414 for the period ended December 31, 2004.

General and Administrative Expenses

($000s)	Year ended December 31, 2005	Period ended December 31, 2004
General and administrative expense (gross)	4,278	1,400
Overhead recoveries	(1,276)	(446)
General and administrative expense (net)	3,002	954
General and administrative ($/boe)	1.91	3.75

General and administrative costs ("G&A") include costs incurred by the Company which are not directly associated with the production of oil and natural gas. For the year ended December 31, 2005, G&A was $3,002, compared to $954 for the period ended December 31, 2004. G&A has increased as the overall size of the business has grown; however, measured on a per barrel basis, the expense has decreased 49 percent to $1.91 per boe as a result of increased production volumes in 2005. G&A expense per barrel is expected to further decrease in 2006 as production volumes increase. The Company does not capitalize corporate general and administrative expenses.

Depreciation, Depletion and Accretion

Depletion, depreciation and accretion ("DD&A") increased to $23,840 for the year ended December 31, 2005 compared to $3,037 for the period ended December 31, 2004. The increase is due to higher average production in 2005 and an increase in DD&A per boe. DD&A expense per boe increased to $15.15 from $11.96 for the comparative period in 2004 as a result of increased finding and development costs associated with acquisitions and drilling in the current year. In determining the Company's depletion and depreciation, $18,715 (2004 - $4,216) of costs related to unproven properties and $13,375 (2004 - $3,661) of estimated salvage value was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $10,600 (2004 - $2,083) were added to the Company's net book value in the depletion calculation.

Stock Based Compensation

During 2005, stock-based compensation expense related to the outstanding stock options and Class B performance shares increased to $2,172 from $365 for the period ended December 31, 2004. The increase in stock compensation expense is due to the expense associated with the stock options issued in 2005. At December 31, 2005 there were 1,672 stock options outstanding compared to 460 at December 31, 2004.

Income Taxes

For the year ended December 31, 2005 the Company recorded future income tax of $10,020 (2004 – 998) and current income taxes of $2,972 (2004 – nil) for an overall effective tax rate of 47 percent (2004 – 39 percent). In 2005 current tax expense includes a charge of $1,798 and future tax includes an expense of $30 arising from an income tax audit performed on certain Devlan Exploration Inc. filings. Estimated interest of $607 is included in interest expense. The additional income tax increased the effective tax rate by six percent. The remaining current tax expense is due to capital taxes of $252 and income taxes of $922 of a subsidiary. The Company does not expect significant income taxes in 2006 based on current oil and natural gas prices and the planned capital expenditures for 2006. Income taxes for the Company's stand-alone subsidiary are estimated to be $1,000 for 2006.

The estimated consolidated tax pools at December 31, 2005 are included in the table below.

($000s)	**Period ended December 31, 2005**
Canadian exploration expense	12,210
Canadian development expense	44,825
Canadian oil and gas property expense	46,428
Foreign exploration and development expense	632
Undepreciated capital cost	44,403
Share issue costs	5,601

On March 2, 2005, Devlan issued flow-through shares and committed to spend $2,250 before December 31, 2005 on expenditures qualifying as Canadian exploration expenditures. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers of the flow-through common shares in February 2006 effective December 31, 2005. The related income tax impact has been recorded in the first quarter of 2006.

Capital Expenditures

($000s)	Year ended December 31, 2005	Period ended December 31, 2004
Corporate acquisitions	**125,229**	-
Land acquisitions	**12,173**	1,867
Property acquisitions (net)	**346**	4,993
Geological and geophysical	**4,946**	1,565
Drilling and completions	**68,827**	20,271
Equipment and facilities	**15,220**	3,835
Other	**79**	27
Total capital expenditures	**226,820**	32,558

For the year ended December 31, 2005, Cyries' capital expenditure program was focused on drilling natural gas prospects in the Deep Basin and Peace River Arch. The Company drilled 64.0 gross wells (42.9 net) with an 80 percent success rate. Of the total wells drilled, 41.0 (29.1 net) were natural gas wells and 11.0 (5.0 net) were oil wells. Facility expenditures for the year relate primarily to two additional compressor stations and the costs associated with connecting successful wells to existing infrastructure and processing facilities.

Corporate acquisitions of $125,229 include the fair value of the property, plant and equipment acquired through acquisition. The fair value assigned to the property, plant and equipment for the Devlan and 1181608 Alberta ULC acquisitions was $70,512 and $54,717, respectively.

	Year ended December 31, 2005		Period ended December 31, 2004	
	Gross wells	Net wells	Gross wells	Net wells
Gas	**41.0**	**29.1**	9.0	6.5
Oil	**11.0**	**5.0**	8.0	6.4
Dry	**12.0**	**8.8**	-	-
Total	**64.0**	**42.9**	17.0	12.9
Success (%)		**80%**		100%

Share Capital

(000s)	
Weighted average common shares outstanding at December 31, 2005	
Basic	32,286
Diluted	36,416
Outstanding Securities at March 15, 2006	
Common shares	39,265
Warrants	3,968
Performance shares	599
Stock options	1,677
Total outstanding securities at March 15, 2006	45,509

Equity Issues

	Date of Issue	Price per Share of Issue	Shares Issued	Gross Proceeds
Common shares	June 28, 2004	$1.27	3,988	$ 5,065
Common shares	July 28, 2004	$5.50	4,000	22,000
Common shares	February 3, 2005	$8.20	2,440	20,008
Common shares	July 1, 2005	$9.52	8,558	81,469
Common shares	August 12, 2005	$12.45	4,017	50,005
Total			23,003	$ 178,547

On June 28, 2004 the Company issued 3,988 common shares and 3,988 warrants in an initial private placement of its common shares at a price of $1.63 per common share. Both the shares and warrants are subject to vesting provisions. One third of the common shares purchased in the private placement became eligible for resale on each of December 31, 2004 and June 28, 2005 with the remaining one third becoming eligible on June 28, 2006.

Each warrant is exercisable into one common share of the Company at a price of $1.63 per share until the warrants expire on June 28, 2008. One third of the warrants vest annually subject to certain performance clauses, with the initial tranche vesting June 28, 2005. The initial one third of the warrants vested on the first anniversary date as the Cyries common shares traded at a 20-day weighted average price of at least $2.45. For the remaining two-thirds of the warrants to vest on their respective anniversary dates the Cyries common shares must, at any time during the term of the warrants, trade at a 20-day weighted average price of at least $3.26. The performance clauses have been met as of December 31, 2005.

In conjunction with the initial private placement, 605 performance shares were issued to employees and directors for consideration of $0.01 per share. The performance shares vest equally over three years and are convertible into the fraction of a common share equal to the closing trading price of the common shares on the Toronto Stock Exchange on the day prior to such conversion less $1.63, if positive, divided by the common share closing price.

During the year, the company issued 1,222 stock options to employees and directors. The options vest over four years and are exercisable into common shares at an average price of $12.03. At December 31, 2005 the Company had 1,672 options outstanding with an average exercise price of $10.25.

During the year, the Company raised a total of $151 million through equity issues, share purchases and private placements; $20 million of equity issues allowed for the 2005 capital budget to be increased and; $131 million funded the acquisitions of Devlan and 1181608 Alberta ULC.

Liquidity and Capital Resources

At December 31, 2005 the Company had bank debt of $47,249 and a working capital deficiency of $25,971. The Company's bank lines are limited to $73 million. The Company's bank line is subject to semi-annual review with the next review occurring in April 2006.

The 2006 capital program is anticipated to be $130 million and will be funded through a combination of cash flow from operations and bank debt. The growth in production and higher commodity prices has increased the Company's ability to fund the capital program with internally generated funds. However, fluctuations in crude oil and natural gas prices will have a large impact on the Company's capital program and working capital position. The Company will monitor the capital program with the current price outlook and adjust it accordingly.

Commodity prices and production volumes have the largest impact on the ability for Cyries to generate adequate cash flow to meet all its obligations. A prolonged decrease in commodity prices would negatively affect cash flow from operations and would also likely result in a reduction in the amount of bank loan available. If the capital expenditure program does not result in sufficient additional reserves and/or production it would likely have a negative impact on the Company's ability to carry out its planned capital program.

Cyries may adjust its capital expenditure program depending on the commodity price outlook. The Company believes that internally generated cash flow and incremental bank debt should be sufficient to finance current operations and planned capital spending in the next year.

Quarterly Financial and Operational Information

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Average production (*boe/d*)	**6,522**	5,525	2,768	2,368	1,644	1,142
Average sales price (*$/boe*)	**70.69**	61.26	50.77	47.24	45.19	43.95
Petroleum and natural gas sales	**42,419**	31,140	12,787	10,069	6,834	4,518
Royalties	**11,394**	7,125	2,882	2,348	1,226	1,086
Operating expenses	**4,804**	3,992	1,755	1,438	1,075	688
General and administrative expenses	**1,115**	648	777	462	519	435
Cash flow from operations	**20,861**	17,650	6,857	5,496	3,783	2,167
Per share basic	**0.53**	0.47	0.26	0.21	0.16	0.09
Per share diluted	**0.48**	0.42	0.22	0.19	0.14	0.08
Net earnings	**5,682**	6,101	1,822	1,227	1,171	379
Per share basic	**0.14**	0.16	0.07	0.05	0.05	0.02
Per share diluted	**0.13**	0.15	0.06	0.04	0.04	0.01
Total assets	**364,230**	326,177	100,490	94,901	69,711	59,537
Bank debt and working capital deficiency (excess)	**73,220**	56,238	18,322	10,654	9,313	(3,581)

Production

Production during the fourth quarter of 2005 increased 18 percent to 6,522 boe per day compared with 5,525 boe per day in the prior quarter. The production increase is primarily due to successful drilling in the Deep Basin/ Peace River Arch area in fourth quarter of 2005. Production increased by 297 percent from the 1,644 boe per day recorded in the fourth quarter of 2004 due to the acquisitions in 2005 coupled with a successful capital program.

Petroleum and Natural Gas Sales

Oil and natural gas revenues increased 36 percent in the fourth quarter of 2005 compared to the third quarter 2005 as production volumes increased and the average oil and natural gas price increased by 15 percent. Quarterly petroleum and natural gas sales and net earnings have increased over the past six quarters beginning July 2, 2004 due to increased production resulting from a successful drilling program, increased oil and natural gas prices and two corporate acquisitions.

Royalties
Royalties, net of ARTC, increased 60 percent to $11,394 when compared to the third quarter of 2005. As a percentage of sales, royalty rates increased from 23 percent in third quarter to 27 percent in the fourth quarter of 2005. The increase in average royalty rate is due to a reduction in ARTC and an increase in gross overriding royalties in the quarter.

Compared to the fourth quarter of 2004, royalties increased 829 percent in the fourth quarter of 2005. The royalty rate increased from 18 percent to 27 percent due to a reduction in the gas cost allowance in 2005 and higher royalty rates associated with properties acquired in 2005.

Operating Expenses
The increase in production volumes and higher than expected third party processing fees increased fourth quarter 2005 operating expenses by 347 percent and 20 percent when respectively compared to fourth quarter 2004 and third quarter of 2005. On a per boe basis, operating expenses increased slightly to $8.01 compared to $7.85 per boe in the previous quarter.

General and Administrative Expenses
G&A increased 72 percent when compared to the prior quarter and 115 percent when compared to fourth quarter 2004. The increases in G&A are due to the overall increase in the size of the business. G&A was $1.86 per boe in the fourth quarter of 2005 increasing from $1.27 per boe in the third quarter of 2005 and decreasing from $3.43 per boe in the fourth quarter of 2004. The decrease from prior year is due to increased production volumes in 2005.

Net Earnings and Cash Flow from Operations
Overall, the increase in production and stable oil and natural gas prices resulted in an increase in net earnings and cash flow from operations for the fourth quarter of 2005. Cash flow has increased throughout the last six quarters, increasing 451% to $20,861 ($0.53 per basic share) in the fourth quarter of 2005 from the comparable quarter in 2004 and increasing 18% from the prior quarter. Net earnings for the fourth quarter of 2005 increased to $5,682 ($0.14 per basic share) from $1,171 ($0.05 per basic share) recorded in the comparable period in 2004. Net earnings in the fourth quarter of 2005 decreased 7 percent from $6,101 ($0.16 per basic share) recorded in the prior quarter. An income tax audit in the period resulted in an increase in current tax expense of $1,798 and related interest of $607. This increase offset the positive increases from higher average production and sales price in the quarter.

Total Assets
Total assets increased 12 percent to $364,230 at the end of the fourth quarter of 2005 compared to the prior quarter. The increase is attributable to an increase in drilling and capital spending in the fourth quarter of 2005. The 423 percent increase in total assets from December 31, 2004 is primarily due to capital expenditures of $101,591 and acquisitions of $125,229 in 2005. The capital expenditures in fourth quarter of 2005 included $5,049 land acquisitions, $581 of net property acquisitions, $1,908 of geological and geophysical activities, $25,094 in drilling and completions and $5,164 in equipment and facilities.

Working Capital Deficiency
The bank and working capital deficiency has increased throughout 2005 as a result of using leverage to fund a portion the corporation's drilling and acquisition program and assuming approximately $22,500 in debt in the Devlan acquisition.

Controls and Procedures

The preparation of the MD&A is supported by a set of disclosure controls and procedures under management's responsibility. For the 2005 year-end, this control structure was reviewed and the effectiveness of its design and operation was evaluated.

The evaluation confirmed the effectiveness of the design and operations of disclosure controls and procedures as at December 31, 2005. The evaluation was conducted in accordance with the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators.

Critical Accounting Estimates

Oil and Gas Reserves

Full cost accounting depends on the estimated proven reserves which the Company believes to be recoverable from oil and gas properties by applying significant judgments relating to available geological, geophysical, engineering and economic data. Estimates are reviewed and revised as appropriate. Changes in estimates can occur as a result of changes in the economic conditions impacting oil and gas prices and costs as well as additional information becoming available from production performance and development activities.

Depletion and Depreciation

The company uses the full cost method of accounting for exploration and development activities whereby all of the costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves should be assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation.

Full Cost Accounting Ceiling Test

Oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted future cash flows from the production of proved and probable reserves and the lower of cost and market of the unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Goodwill

Goodwill represents the excess of the purchase price of Devlan and 1181608 Alberta ULC over the fair value of net assets acquired. Goodwill is assessed for impairment at least annually. If it is determined that the fair value of the assets and liabilities is less than the book value at the time of assessment, an impairment amount is determined by deducting the fair value from the book value and applying it against the book value of goodwill. Any excess of the book value of goodwill over the implied fair value is the impairment amount and will be charged to income in the period of the impairment.

Asset Retirement Obligations

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset and the asset retirement obligation. The total amount of the asset retirement obligation is an estimate based on the Company's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total amount of the estimated cash flows required to settle the asset retirement obligation, the timing of those cash flows and the discount rate used to calculate the present value of those cash flows are estimates subject to measurement uncertainty. Any change in these estimates would impact the asset retirement liability.

Stock-based Compensation

The Company accounts for stock options using the fair value method whereby stock-based compensation expense is recorded for all options granted with a corresponding increase recorded to contributed surplus. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Upon exercise of the stock options, consideration paid by employees or directors together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Income Taxes

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from the liability estimated or recorded.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties and production costs as at a specific reporting date but for which actual revenues and costs have not yet been received; and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date.

The Company ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are then reviewed for reasonableness and past estimates are compared to actual results in order to make informed decisions on future estimates.

RISKS AND UNCERTAINTIES

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Cyries will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Cyries depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Cyries will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Cyries may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Cyries. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cyries' oil and gas reserves. Cyries might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Cyries' future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Cyries are in part determined by the borrowing base of Cyries. A sustained material decline in prices from historical average prices could limit Cyries' borrowing base, therefore reducing the bank credit available to Cyries, and could require that a portion of any existing bank debt of Cyries be repaid.

In addition to establishing markets for its oil and natural gas, Cyries must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Cyries, will be affected by numerous factors beyond its control. Cyries will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cyries. The ability of Cyries to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Cyries will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Cyries has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements; Liquidity

Cyries anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Cyries' revenues or reserves decline, Cyries may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Cyries. Moreover, future activities may require Cyries to alter its capitalization significantly. The inability of Cyries to access sufficient capital for its operations could have a material adverse effect on Cyries' financial condition, results of operations or prospects.

Cyries' lenders have been provided with security over substantially all of the assets of Cyries. If Cyries becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Cyries' properties. The proceeds of any such sale would be applied to satisfy amounts owed to Cyries' lenders and other creditors and only the remainder, if any, would be available to Cyries.

Competition

Cyries actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Cyries. Cyries' competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Cyries' competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Cyries.

Certain of Cyries' customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Cyries' ability to sell or supply oil or gas to these customers in the future. Cyries' ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cyries' financial condition, results of operations or prospects.

Insurance

Cyries' involvement in the exploration for and development of oil and gas properties may result in Cyries becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cyries has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cyries may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cyries. The occurrence of a significant event that Cyries is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cyries' financial position, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Cyries' exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Cyries to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cyries' operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Cyries.

Reserve Replacement

Cyries' future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Cyries successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cyries may have at any particular time and the production there from will decline over time as such existing reserves are exploited. A future increase in Cyries' reserves will depend not only on Cyries' ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Cyries' future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent Cyries is not the operator of its oil and gas properties, Cyries will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cyries will be largely dependent upon the performance of its management and key employees. Cyries does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cyries.

Corporate Matters

To date, Cyries has not paid any dividends on the Cyries Shares and does not anticipate the payment of any dividends on the Cyries Shares for the foreseeable future. Certain of the directors and officers of Cyries are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Cyries and as officers and directors of such other companies.

Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the ABCA.

Additional Funding Requirements

Cyries' cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Cyries may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Cyries to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Cyries' revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Cyries' ability to expend the necessary capital to replace its reserves or to maintain its production. If Cyries' cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Cyries.

From time to time Cyries may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Cyries' debt levels above industry standards. Neither Cyries' articles nor its by-laws limit the amount of indebtedness that Cyries may incur. The level of Cyries' indebtedness from time to time could impair Cyries' ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation which could result in a reduction of the revenue received by the Corporation.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Cyries or to the operators, and the delays by operators in remitting payment to Cyries, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cyries in a given period and expose Cyries to additional third party credit risks. The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Cyries.

Changes in Legislation

The return on an investment in securities of Cyries is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cyries or the holding and disposing of the securities of Cyries.

Income Taxes

The Corporation has filed or will file all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Corporation, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Cyries' own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cyries' control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cyries uses for its year end reserve evaluations.

Third Party Credit Risk

Cyries is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cyries, such failures could have a material adverse effect on Cyries and its cash flow from operations.


Cyries
ENERGY INC.

Notice of Meeting

and

Proxy Statement and Information Circular

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on May 16, 2006


Cyries
ENERGY INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held on May 16, 2006

TO THE SHAREHOLDERS OF CYRIES ENERGY INC.

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders ("Shareholders") of common shares ("Common Shares") of Cyries Energy Inc. (the "Corporation") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta in the Devonian Room, at 3:00 p.m. (Calgary time) on May 16, 2006 for the following purposes:

1. to receive the financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;
2. to elect the directors of the Corporation for the ensuing year;
3. to appoint the auditor of the Corporation for the ensuing year;
4. to consider and, if deemed advisable to pass with or without variation, an ordinary resolution approving certain amendments to the Corporation's Incentive Share Option Plan (the "Option Plan"), the particulars of which are set forth in the Corporation's information circular accompanying this notice; and
5. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders should refer to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Olympia Trust Company, the registrar and transfer agent of the Corporation, at 2300, 125 - 9th Avenue S.E., Calgary, Alberta T2G 0P6 **by no later than 4:30 p.m. (Calgary time) on May 15, 2006.**

If you are not a registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

The directors of the Corporation have fixed March 29, 2006 as the record date. Holders of Common Shares of record at the close of business on March 29, 2006 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof. The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Robert J. Engbloom, Q.C.
Corporate Secretary

March 29, 2006


Cyries
ENERGY INC.

PROXY STATEMENT AND INFORMATION CIRCULAR FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 16, 2006

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cyries Energy Inc. ("Cyries" or the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of common shares ("Common Shares") of Cyries.

The Meeting will be held at the **Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on May 16, 2006, at 3:00 p.m.** (Calgary time), and at any adjournments thereof for the purposes set forth in the Notice of Meeting of Shareholders accompanying this Information Circular. Information contained herein is given as of March 24, 2006 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of Cyries who will not be additionally compensated therefor. Brokers, nominees or other persons holding Common Shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares. The costs of soliciting proxies will be borne by Cyries.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and officers of Cyries. **A shareholder submitting a proxy has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of his chosen nominee in the space provided for that purpose on the form and by striking out the printed names.**

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be deposited with the registrar and transfer agent of Cyries, Olympia Trust Company at 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 by 4:30 p.m. (Calgary time) at least one business day preceding the day of the Meeting or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof.

A shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the office of the Olympia Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The Information set forth in this section is of significant importance to many shareholders of Cyries, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of Cyries as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of Cyries. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. **In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.**

At the time of the printing of this Information Circular, the management of Cyries knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of Cyries have fixed March 29, 2006 as the record date. Holders of Common Shares at the close of business on March 29, 2006 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered shareholder has transferred the ownership of any Common Shares, subsequent to March 29, 2006; and (ii) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the shareholder list before the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

As of March 24, 2006, 39,263,708 Common Shares were issued and outstanding as fully paid and non-assessable.

As of March 24, 2006, to the knowledge of the directors and executive officers of Cyries, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

As of March 24, 2006, not including their beneficial interests in Common Shares purchased in 2006 pursuant to Cyries employee share ownership plan, the directors and executive officers, as a group, beneficially owned, directly or indirectly, 4,852,954 Common Shares representing approximately 12.4% of the issued and outstanding Common Shares.

As of March 24, 2006, the directors and executive officers, as a group, beneficially owned directly or indirectly, in aggregate, 2,226,027 options ("Options") to purchase Common Shares which were granted pursuant to the Incentive Share Option Plan (the "Option Plan"), 437,664 Class B performance shares ("Performance Shares") and 3,490,797 common share purchase warrants ("Warrants"). Each Performance Share was sold for a price of $0.01 per share and is convertible into the fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to such conversion less $1.63, if positive, divided by the Common Share closing price. Holders of Performance Shares may convert up to one-third of their Performance Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007 Each Warrant entitles the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share prior to 4:30 p.m. on June 28, 2008 upon payment of the exercise price of $1.63 per Warrant. Holders of Warrants are entitled to exercise up to one-third of their Warrants on or after each of June 28, 2005, June 28, 2006 and June 28, 2007. If all such Options, Performance Shares and Warrants were exercised as of March 24, 2006, the directors and executive officers as a group would hold approximately 23.5% of the then issued and outstanding Common Shares (on a fully diluted basis).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Cyries is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation were indebted to the Corporation at December 31, 2005 or as at March 24, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders[1]	1,671,619[2]	$10.25	-[2]
Equity compensation plans not approved by securityholders	-	-	-
Total	1,671,619[2]	$10.25	-

Notes:

(1) The Option Plan was approved by the shareholders of Progress Energy Ltd. and Cequel Energy Inc. on June 28, 2004 as a meeting matter related to a plan of arrangement involving such companies, ProEx Energy Ltd. and Cyries.

(2) As at March 24, 2006, Cyries has granted 1,609,720 Options in excess of the amount currently permitted under the Option Plan. At the Meeting, Cyries will be seeking the approval of the shareholders of certain amendments to the Option Plan. See "Approval of Amended Option Plan" for a description of the proposed amendments.

EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee, which is comprised of Geoffrey A. Cumming (Chairman), Alison Jones and Max Muselius, all of whom are outside directors independent of management, is responsible for reviewing executive compensation matters and making recommendations respecting compensation matters to the board of directors for its approval.

Report on Executive Compensation

Cyries' executive compensation policies reflect the circumstance that each of the executive officers has a substantial equity interest in Cyries which provides for significant incentive and reward for the creation of shareholder value. Compensation of all executive officers is based primarily on corporate performance. Cyries compensates its executive officers through a base salary, bonuses and the award of Options under the Option Plan at levels which the Compensation Committee believes are moderately below the average compensation paid to executive officers of similarly sized peer group oil and gas companies. In addition to such forms of compensation, as an initial one-time incentive, prior to the commencement of operations of Cyries, the executive officers, together with the employees and directors of Cyries, were also eligible to purchase Performance Shares.

Generally, Cyries evaluates the performance of its executive officers with reference to the factors set out under "Bonus Plan". Although the factors set out under "Bonus Plan" are referred to in such evaluation, the Corporation has not assigned a specific weighting to be applied to each factor. As such, the Board is given discretion to determine and adjust, year to year, the relative weighting of each of the factors in a manner which best measures the success of the Corporation and its executive officers. In addition, the executive officers are entitled to participate in Cyries' benefits programs and Cyries' employee share ownership plan (the "ESOP") on the same basis as other employees.

Base Salary: Executive annual base salaries (other than the below market salaries paid to the Chairman and Chief Executive Officer and the Vice President, Business Development, who have each volunteered to accept a portion of a typical salary paid to the other executive officers of Cyries in 2004 and 2005) are set at a level that is moderately below the average base salary compensation for executive officers of peer group oil and gas companies. However, such below average base salary compensation recognizes that the executive officers have significant performance based incentives whereby the total compensation received by the executive officers is heavily dependent on the performance of Cyries.

Bonuses: The executive officers participate in the Corporation's bonus plan (the "Bonus Plan") which is designed to provide reward for achievement of corporate performance targets. For more information regarding the Bonus Plan refer to "Executive Compensation – Bonus Plan".

Long Term Stock Incentives: The executive officers are entitled to participate in the Option Plan which forms an important element of Cyries' compensation policies. Options are granted at market price and grow in value as the trading value of the Common Shares rise. Options provide for long-term reward and incentive for increasing shareholder value and align the interests of the executive officers with the long-term interests of shareholders. In addition, the executive officers, together with the employees and directors of Cyries, were eligible for a one-time acquisition of Performance Shares. Each Performance Share was issued for $0.01 per share and is convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the day prior to conversion, less $1.63, divided by the closing trading price. Holders of Performance Shares may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007. Similar to the Options, the Performance Shares are designed to motivate all holders to focus on the long term interests of Cyries and its shareholders.

The foregoing is respectfully submitted by the Compensation Committee.

Geoffrey A. Cumming (Chairman)
Alison Jones
Max Muselius

Summary Compensation Table

Executive compensation information contained in the following table is for the periods ended December 31, 2005 and December 31, 2004 (excluding certain notes to the table which are as at the date of this Information Circular) for each of the executive officers of Cyries. For the purposes of this information circular, Donald F. Archibald, Brendan Carrigy, Tom Emerson, David Gillis, Michael Kabanuk, Gary Peddle, Richard Thompson and Erin Thorson are collectively referred to herein as the "Senior Officers".

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended[1]	Salary ($)	Bonus ($)[2]	Other Annual Compensation ($)[3]	Securities Under Stock Options Granted/SARs Granted (#)	Shares Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation[4] ($)
Donald F. Archibald	Dec. 31, 2005	65,000[5]	100,000	4,801	50,000[6]/Nil	-[8]	-	9,967
Chairman and Chief Executive Officer	Dec. 31, 2004	32,500[5]	31,250	2,087	18,960[7]/Nil	-	-	4,982
Brendan Carrigy	Dec. 31, 2005	125,000	100,000	3,732	85,000[6]/Nil	-[9]	-	19,081
Vice President, Exploration	Dec. 31, 2004	62,500	62,500	2,006	32,232[7]/Nil	-	-	9,538
Tom Emerson	Dec. 31, 2005	125,000	100,000	500	85,000[6]/Nil	-[10]	-	19,138
Vice President, Land	Dec. 31, 2004	62,500	62,500	-	32,232[7]/Nil	-	-	·9,530
David Gillis Treasurer[11]	Dec. 31, 2005	85,000	135,000[12]	3,980	- /Nil	-[13]	-	13,024
Michael Kabanuk	Dec. 31, 2005	125,000	100,000	3,770	85,000[6]/Nil	-[9]	-	19,049
Chief Operating Officer and Vice President, Operations	Dec. 31, 2004	62,500	62,500	573	32,232[7]/Nil	-	-	9,522
Gary Peddle	Dec. 31, 2005	65,000[5]	100,000	4,801	50,000[6]/Nil	-[14]	-	9,967
Vice President, Business Development	Dec. 31, 2004	32,500[5]	31,250	2,087	9,480[7]/Nil	-	-	4,982
Richard Thompson	Dec. 31, 2005	125,000	100,000	4,301	85,000[6]/Nil	-[9]	-	19,081
Vice President, Geophysics	Dec. 31, 2004	62,500	62,500	2.087	32,232[7]/Nil	-	-	9,538
Erin Thorson	Dec. 31, 2005	95,000	120,000[15]	4,301	70,000[6]/Nil	-[16]	-	14,553
Chief Financial Officer and Controller	Dec. 31, 2004	47,500	47,500	2,033	26,544[7]/Nil	-	-	7,274

Notes:

(1) Cyries was incorporated on May 20, 2004 and commenced operations on July 2, 2004. The period ended December 31, 2004 was accordingly, for the period July 2, 2004 to December 31, 2004. The period ended December 31, 2005 was for the year ended December 31, 2005.

(2) Unless otherwise noted bonuses earned with respect to the period July 2, 2004 to December 31, 2004 were paid in June 2005 and bonuses earned with respect to the year ended December 31, 2005 were paid in 2006.

(3) "Other Annual Compensation" for the period July 2, 2004 to December 31, 2004 is comprised of the re-imbursement of parking expenses and for the year ended December 31, 2005 is comprised of the re-imbursement of parking expenses and fitness expenses.

(4) "All Other Compensation" is comprised of contributions by Cyries pursuant to the ESOP and life insurance premium payments.

(5) Each of Mr. Archibald and Mr. Peddle volunteered to accept a reduced salary for 2004 and 2005.

(6) Such Options were granted on March 11, 2005 and are exercisable at a price of $10.40 per share for a period of 5 years from the date of grant and vest as to 20% on each of the date of grant and the first, second, third and fourth anniversaries of the date of grant.

(7) Such Options were granted on August 30, 2004 and are exercisable at a price of $5.21 per share for a period of 5 years from the date of grant and vest as to 20% on each of the date of grant and the first, second, third and fourth anniversaries of the date of grant.

(8) Mr. Archibald holds 164,622 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Mr. Archibald also holds 31,040 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on and after each of July 2, 2005, July 2, 2006 and July 2, 2007.

(9) Messrs. Carrigy, Kabanuk and Thompson each hold, directly or indirectly, 204,499 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Messrs. Carrigy, Kabanuk and Thompson each also hold, directly or indirectly, 52,678 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007.

(10) Mr. Emerson holds 61,350 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Mr. Emerson also holds 52,768 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007.

(11) Mr. Gillis was appointed Treasurer of Cyries on August 9, 2005; prior thereto Mr. Gillis was Manager, Accounting with Cyries.

(12) Comprised of $35,000 paid in August 2005 and $100,000 paid in 2006 with respect to performance in 2005.

(13) Mr. Gillis holds 20,450 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Mr. Gillis also holds 43,456 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007.

(14) Mr. Peddle holds 92,025 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Mr. Peddle also holds 15,520 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007.

(15) Comprised of $20,000 paid in August 2005 and $100,000 paid in 2006 with respect to performance in 2005.

(16) Mrs. Thorson holds 102,249 Common Shares which are subject to contractual resale restrictions until June 28, 2006. Mrs. Thorson also holds 43,456 Performance Shares which are each convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders may convert up to one-third of such Performance Shares into Common Shares on or after each of July 2, 2005, July 2, 2006 and July 2, 2007.

Incentive Share Option Plan

Pursuant to the Option Plan, the board of directors may grant Options to employees, officers and directors of Cyries and consultants or advisors to Cyries. The Option Plan currently provides that the exercise price of an Option is determined at the time of grant and is to be the closing price of the Common Shares on the TSX on the last day preceding the grant on which a trade of Common Shares occurred on such exchange. The term of an Option and vesting provisions are determined at the time of grant and may vary as between individual grants of Options, provided the term of an Option is not less than one year and not more than ten years from the date of grant. Options are not assignable or transferable and are exercisable only during the term of employment of an employee or officer or during the period of service as a director and for a period following the date of termination of employment of service as determined by the board of directors.

The Option Plan currently provides that Options may be granted from time to time up to a maximum of 1,412,000 authorized but unissued Common Shares provided that:

(a) the number of Common Shares subject to Options issued under the Option Plan and which have not been exercised or terminated, together with all of the Corporation's other previously established or proposed share compensation arrangements, shall not exceed in aggregate, 10% of the total number of Common Shares then outstanding;

(b) the aggregate number of Common Shares subject to Options under the Option Plan together with any other share compensation arrangements granted to insiders shall not exceed 10% of the total number of Common Shares then outstanding;

(c) the aggregate number of Common Shares subject to Options under the Option Plan granted to non-executive directors shall not exceed 1% of the total number of Common Shares then outstanding and any such issuance of Options to non-executive directors shall be approved by the compensation committee of the board of directors of the Corporation;

(d) Options under the Option Plan held in aggregate by insiders together with any other share compensation arrangements shall not result in the issuance to insiders within a one-year period, of a number of Common Shares exceeding 10% of the total number of Common Shares then outstanding;

(e) Options under the Option Plan held by any one insider (and such insider's associates) together with any other share compensation arrangements available to such insider (and such insider's associates) shall not result in the issuance to such insider (and such insider's associates) within a one-year period, of a number of Common Shares exceeding 5% of the Common Shares then outstanding; and

(f) the number of Common Shares subject to Options under the Option Plan together with options under any other share compensation arrangements held by any one person (and the associates of such person) shall not exceed 5% of the total number of Common Shares outstanding.

The Option Plan currently provides that subject to regulatory approval, the board of directors may amend or terminate the Option Plan and the terms and conditions of any Options granted thereunder provided that the holders of Options are not adversely affected.

As of March 24, 2006, there are 3,011,619 Options outstanding under the Option Plan, representing approximately 7.7% of the issued and outstanding Common Shares. The Option Plan currently provides that a maximum of 1,412,000 Options are available for issuance pursuant to the Option Plan. At the Meeting, the shareholders will be asked to pass, among other things, a resolution approving certain amendments to the Option Plan. See "Special Meeting Matters - Approval of Amended Option Plan " for a description of the amendments to the Option Plan.

Option Grants

The following table sets forth details with respect to Options granted to the Senior Officers for the year ended December 31, 2005 pursuant to the Option Plan.

Name and Principal Position	Options Granted (#)[1]	% of Total Options Granted to Employees in 2005	Initial Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald F. Archibald	50,000	4.1%	$10.40	$10.40	March 11, 2010
Brendan Carrigy	85,000	7.0%	$10.40	$10.40	March 11, 2010
Tom Emerson	85,000	7.0%	$10.40	$10.40	March 11, 2010
David Gillis	-	-	-	-	-
Michael Kabanuk	85,000	7.0%	$10.40	$10.40	March 11, 2010
Gary Peddle	50,000	4.1%	$10.40	$10.40	March 11, 2010
Richard Thompson	85,000	7.0%	$10.40	$10.40	March 11, 2010
Erin Thorson	70,000	5.7%	$10.40	$10.40	March 11, 2010

Note:

(1) Each Senior Officer was also granted 150,000 Options on March 24, 2006. Such Options are exercisable at a price of $13.42 per share for a period of 5 years from the date of grant and vest as to 20% on each of the date of grant and the first, second, third and fourth anniversaries of the date of grant.

Stock Options Exercises During the Year Ended December 31, 2005 and Year End Option Values

The following table sets forth with respect to the Senior Officers the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the Common Shares of $15.01 on December 30, 2005, the last day of trading on the TSX in 2005.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Donald F. Archibald	-	-	17,584/51,376	263,936/771,154
Brendan Carrigy	-	-	29,893/87,339	448,691/1,310,961
Tom Emerson	-	-	29,893/87,339	448,691/1,310,961
David Gillis	5,309	79,688	13,309/27,926	199,762/419,175
Michael Kabanuk	-	-	29,893/87,339	448,691/1,310,961
Gary Peddle	-	-	13,792/45,688	207,018/685,777
Richard Thompson	-	-	29,893/87,339	448,691/1,310,961
Erin Thorson	-	-	24,618/71,926	369,510/1,079,615

Bonus Plan

The board of directors believes the Bonus Plan aligns the interests of the employees of Cyries with that of the shareholders of Cyries. Under the Bonus Plan, full time employees (including the Senior Officers) and consultants of Cyries share in a bonus pool, the size of which is based on a range of targets (established by the board of directors after consultation with the Compensation Committee) within certain categories. Category weighting and the setting of appropriate target levels are subject to annual review by the Compensation Committee. Measurement by the board of directors of category performance is based on, among other things, the audited financial statements of Cyries and independent reserve and economic evaluations of Cyries' oil and natural gas assets. The guidelines for the size of the bonus pool will be reviewed annually. Establishment of and payment of bonuses is subject to board of directors approval and the board of directors has the right to amend or suspend the Bonus Plan for any period in its sole discretion.

The Bonus Plan is based on the performance indicators of Cyries including but not limited to the following:

- Common Share trading price performance;
- Cash flow per Common Share;
- Production growth per Common Share;
- Reserves growth per Common Share;
- Reserve addition costs;
- Net asset value per Common Share;
- Cost Performance;
- Earnings per Common Share; and
- Recycle ratio (operations and full cost).

Employee Share Ownership Plan

Cyries implemented the ESOP to encourage employees to invest in Common Shares of Cyries through employees' personal contributions and to allow Cyries to assist in such investment through additional contributions. All employees, including the Senior Officers, are entitled to contribute an amount up to 10% of their salary to the ESOP. For each dollar contributed by the employee to the plan, Cyries will contribute $1.50. Funds contributed to the plan will be used to purchase Common Shares on the open market. During the year ended December 31, 2005 an aggregate of 30,687 Common Shares were purchased on the open market pursuant to the ESOP at prices ranging from $8.65 to $17.30.

Employment Contracts and Termination of Employment

Each of the Senior Officers has an executive employment agreement with Cyries pursuant to which Cyries will make a lump-sum payment to the Senior Officer in the event of termination of the Senior Officer's employment without cause, or if the Senior Officer elects to terminate his/her employment with Cyries within three months following a "change of control" (as defined in the employment agreements) of Cyries. The amount of the lump sum payment is equal to 12 months salary, the cash equivalent of 12 months of benefits in effect at the date the termination notice is given and the greater of: (i) the prior year's bonus, or (ii) the average bonuses paid to the Senior Officer for the previous two fiscal years.

Compensation of Directors

During the year ended December 31, 2005 the directors of Cyries, other than the Chairman and Chief Executive Officer and the Vice President, Business Development, were paid an annual retainer of $5,000 per year for their role as directors of the Corporation. The Chairman and Chief Executive Officer and the Vice President, Business Development each received a salary from the Corporation in their capacities as officers of Cyries. Prior to Cyries commencing operations, the directors, together with the employees and executive officers of Cyries, were eligible for a one-time acquisition of Performance Shares. Each director other than the Chairman and Chief Executive Officer and the Vice President, Business Development, purchased 15,520 Performance Shares at a price of $0.01 per share. Each Performance Share is convertible into a fraction of a Common Share equal to the closing trading price of the Common Shares on or after the TSX on the day prior to conversion, less $1.63, divided by the closing trading price. Holders of Performance Shares may convert up to one-third of such Performance Shares into Common Shares on each of July 2, 2005, July 2, 2006 and July 2, 2007.

On March 11, 2005 each director of Cyries, other than the Chairman and Chief Executive Officer and the Vice President, Business Development, were issued 19,000 Options which are exercisable at a price of $10.40 per share for a period of 5 years from the date of grant. In their roles as officers of Cyries, the Chairman and Chief Executive Officer and the Vice President, Business Development were each issued 50,000 Options which are exercisable at a price of $10.40 per share.

Performance Graph

On July 7, 2004, the Common Shares were listed and posted for trading on the Toronto Stock Exchange. The following graph illustrates changes from July 7, 2004, in cumulative shareholder return, assuming an initial investment of $100 in Common Shares and compared to the TSX/S&P Composite Index and the TSX Energy Index.


$350
$300
$250
$200
$150
$100
July 7, 2004
September 30, 2004
December 31, 2004
March 31, 2005
June 30, 2005
September 30, 2005
December 30, 2005
Cyries Energy Inc.
TSX Composite Index
TSX Energy Index

Date	Cyries Energy Inc.	TSX/S&P Composite Index	TSX Energy Index
July 7, 2004	$100.00	$100.00	$100.00
September 30, 2004	$116.24	$102.20	$109.35
December 31, 2004	$133.13	$109.02	$116.83
March 31, 2005	$170.56	$113.33	$137.36
June 30, 2005	$196.54	$116.75	$153.90
September 30, 2005	$303.18	$129.83	$193.11
December 30, 2005	$256.52	$132.90	$188.46

Notes:
(1) The Common Shares began trading on the TSX on July 7, 2004.
(2) December 30, 2005 was the last day of trading on the TSX for 2005.

CORPORATE GOVERNANCE PRACTICES

The Canadian securities administrators have adopted National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "Disclosure Instrument") and National Policy 58-201 *Corporate Governance Guidelines* (the "Guidelines"), both of which came into force as of June 30, 2005 and effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange. The Disclosure Instrument requires issuers such as the Corporation to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices. In this regard, a brief description of the Corporation's system of corporate governance, with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in Schedule A.

The Board and management of the Corporation recognize that effective corporate governance is important to the direction and operation of the Corporation in a manner which ultimately enhances shareholder value. As a result, the Corporation has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to good corporate governance and which establish a culture of integrity, honesty and respect. The Corporation believes that the corporate governance practices and procedures described below and in Schedule A are appropriate for a company such as Cyries.

Composition of the Board

The Board of Directors of the Corporation currently consists of eight individuals. Six of the eight current directors are considered "independent" within the meaning of applicable securities legislation. All of the eight current directors are proposed for re-election at the Meeting.

The Board has responsibility for hiring senior management and supervising and overseeing the management of the business of the Corporation. In addition to the obligations of the Board mandated by law, the Board has responsibility for strategic planning, the selection and monitoring of management and the identification and management of the principal risks associated with the Corporation's business. These duties and responsibilities, among others, are set forth in a written mandate of the Board that has been adopted. A copy of the Terms of Reference of the Board of Directors is attached as Schedule B to this Information Circular. The Board approves all significant decisions that materially affect the Corporation before they are implemented and annually approves the key business and financial objectives of the Corporation.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described below.

Committees

During the year ended December 31, 2005, the board of directors had three committees – the Audit Committee, the Reserves Committee and the Compensation Committee. In addition, the Corporation has established two additional committees in 2006 – the Nominating Committee, composed of directors, and the Disclosure Committee, composed of officers. Membership in each committee is set forth below. For information on the attendance at meetings of each of the committee members, see "Annual Meeting Business - Election of Directors - Meetings Held and Attendance of Directors" in this Information Circular.

Audit Committee

In 2005, the Audit Committee was comprised of Messrs. Douglas Dafoe (Chairman), Geoffrey Cumming and Max Muselius, directors who are considered "independent" within the meaning of applicable securities legislation. In 2006, Mr. Fred Coles replaced Mr. Cumming on the Audit Committee. The Audit Committee reviews the annual and quarterly financial statements of the Corporation and meets with the external auditors to review and consider audit procedures and to assess the adequacy of the Corporation's internal controls and management information systems. The Audit Committee meets at least once every quarter. The members of the Audit Committee have direct access to the external auditors of the Corporation and meet with the external auditors independently of management. Additional information relating to the composition of the Audit Committee, the Audit Committee Terms of Reference, the fees billed by the external auditors since the Corporation was incorporated in May 2004 and the relevant education and experience of its members is set out under the heading "Audit Committee" in the Corporation's renewal annual information form dated March 15, 2006 for the year ended December 31, 2005. The Corporation's renewal annual information form is available on SEDAR at www.sedar.com.

Reserves Committee

The Reserves Committee is comprised of Messrs. Fred Coles (Chairman), Howard Crone and Douglas Dafoe, directors who are considered "independent" within the meaning of applicable securities legislation. The Reserves Committee reviews the independent engineering reserves report and meets with the independent engineers to review the methodology used in estimating the reserves. The Reserves Committee reviews the adequacy of the information available to the independent engineers and the co-operation of management in making such information available. The Reserves Committee reviews public disclosure regarding the Corporation's reserves prior to its release. The members of the Reserves Committee have direct access to the independent engineers.

Compensation Committee

The Compensation Committee is comprised of Messrs. Geoffrey Cumming (Chairman) and Max Muselius and Mrs. Alison Jones, directors who are considered "independent" within the meaning of applicable securities legislation. The Compensation Committee is responsible for making recommendations to the Board of Directors relating to the Corporation's compensation and personnel policies. The Committee also reviews and approves the overall compensation policies of the Corporation.

Nominating Committee

The Nominating Committee is comprised of Messrs. Geoffrey Cumming (Chairman) and Max Muselius and Mrs. Alison Jones, directors who are considered "independent" within the meaning of applicable securities legislation. The Nominating Committee is responsible for recommending to the Board new candidates for election to the Board, for determining the competencies and skills the Board considers necessary for the Board, as a whole, to possess and for reviewing the comprehensive orientation and training of new and existing directors.

Disclosure Committee

The Disclosure Committee is comprised of Messrs. Donald Archibald, Gary Peddle, Michael Kabanuk, David Gillis and Mrs. Erin Thorson, all of whom are executive officers of the Corporation. The Disclosure Committee's primary responsibilities are to oversee the Corporation's disclosure practices and to ensure the Corporation meets all regulatory disclosure requirements. In particular, the Disclosure Committee will review and, as necessary, help revise the Corporation's controls and other procedures to ensure that information required to be disclosed to securities regulators and the TSX, and other information the Corporation will disclose to the public is recorded, processed, summarized and reported accurately and on a timely basis. The Board of Directors has overall responsibility for approving the Corporation's major communications, including annual and quarterly reports, financing documents and material press releases.

Other Corporate Governance Matters

Code of Business Conduct

The Corporation has adopted a Code of Business Conduct, which applies to all directors, officers, employees and consultants of the Corporation. The Board of Directors is responsible for monitoring compliance with the Code of Business Conduct and for approving waivers of such standards by any director or officer. Waivers in respect of employees or consultants may be given by the Chief Executive Officer who must report any such waiver to the Board. No such waivers for any of the Corporation's directors, officers, employees or consultants have been granted as of the date hereof.

The Corporation's Code of Business Conduct addresses such matters as conflicts of interest and the protection and proper use of the Corporation's assets. All directors, officers, employees and consultants are encouraged to report violations of the Code of Business Conduct in accordance with the procedures described in the Corporation's whistleblower policy. In addition, shareholders can provide feedback to the Corporation through email or by telephone.

A complete copy of the Corporation's Code of Business Conduct is available on SEDAR at www.sedar.com.

Corporate Disclosure Policy

The Corporation has also adopted a Disclosure Policy which confirms in writing the existing disclosure policies and practices of the Corporation. The goal of the policy is to promote consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the market and promote compliance among the directors, officers, employees and consultants of the Corporation.

The policy covers written disclosure in documents filed with the securities commissions and stock exchanges, written statements made in the Corporation's annual and quarterly reports, news releases, letters to shareholders and other documents released to the public, the content of which would reasonably be expected to affect the market price or value of the Corporation's securities, including information contained on the Corporation's website and other electronic communications. The policy also extends to public oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, press conferences, conference calls and in other circumstances in which it is reasonable to expect that the information will become generally disclosed.

ANNUAL MEETING MATTERS

Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2005 and the Auditor's Report thereon will be received at the Meeting. These statements and the Auditor's Report thereon are being provided to each shareholder entitled to receive a copy of the Notice of Meeting and Information Circular.

Election of Directors

The term of office for each director is from the date of the meeting at which the director is elected until the annual meeting next following or until his or her successor is elected or appointed. At the Meeting, a board of eight directors will be proposed for election. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of the nominees specified below as directors of Cyries. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Cyries and "FOR" the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Information given below is as at March 24, 2006 with respect to each nominee for election as a director.

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly	Options, Performance Shares and Warrants Beneficially Owned Directly or Indirectly
Donald Archibald Calgary, Alberta Canada	Chairman, Chief Executive Officer and Director	May 20, 2004	Mr. Archibald has been the Chairman and Chief Executive Officer of Cyries since May 27, 2004; prior thereto Mr. Archibald was the President and Chief Executive Officer of Cequel Energy Inc. ("Cequel"), a public oil and gas company, from January 2002 to June 2004; prior thereto Mr. Archibald was the President and Chief Executive Officer of Cypress Energy Inc. ("Cypress") from 1995 to March 2001.	930,816	743,865[5]
Fred Coles[1][2] Calgary, Alberta Canada	Director	May 25, 2004	Mr. Coles has been the President of Menehune Resources Ltd., a private company, since April 2002; prior thereto Mr. Coles was Executive Chairman and Chairman of the Board of Applied Terravision Systems Inc., a private technology company, a position he held from 1986 to his retirement in March 2002.	73,757	116,147[6]

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly	Options, Performance Shares and Warrants Beneficially Owned Directly or Indirectly
Howard Crone[2] Calgary, Alberta Canada	Director	May 25, 2004	Mr. Crone has been an independent businessperson since July 2004; prior thereto Mr. Crone was the Vice President, Corporate Development and Chief Operating Officer of Cequel from August 2003 to June 2004; prior thereto Mr. Crone was the Vice President, Operations and Chief Operating Officer of Cequel from January 2002 to August 2003; prior thereto Mr. Crone was the Vice President, Operations and Chief Operating Officer of Cypress from 1995 to March 2001.	498,665	116,147[6]
Geoffrey Cumming[3][4] Auckland, New Zealand	Director	May 25, 2004	Mr. Cumming has been the Vice Chairman of Gardiner Group Capital Limited and Garbell Holdings Limited, private Canadian investment companies, since October 1994. Mr. Cumming is also the Chairman of Western Oil Sands Inc., a public oil sands company, and Managing Director of Zeus Capital Limited of Auckland, New Zealand.	79,947	116,147[6]
Douglas Dafoe[1][2][8] Calgary, Alberta Canada	Director	May 25, 2004	Mr. Dafoe has been the Chairman and Chief Executive Officer of Ember Resources Inc., a public coal bed methane company, since July 2005; prior thereto Mr. Dafoe was the President and Chief Executive Officer of Thunder Energy Inc., a public oil and gas company, from October 1995 to July 2005.	79,947	116,147[6]
Alison Jones[3][4] Bragg Creek, Alberta Canada	Director	May 25, 2004	Ms. Jones has been an independent businessperson since July 2004; prior thereto Ms. Jones was the Vice President, Exploration of Cequel from January 2002 to June 2004; prior thereto Ms. Jones was the Vice President, Exploration of Cypress from 1995 to March 2001.	473,671	116,147[6]
Max Muselius[1][3][4] Calgary, Alberta Canada	Director	May 25, 2004	Mr. Muselius has been a Rancher in Southern Alberta and British Columbia since January 2000.	100,342	116,147[6]

Name and Municipality of Residence	Office held with Cyries	Director Since	Principal Occupation	Common Shares Beneficially Owned Directly or Indirectly	Options, Performance Shares and Warrants Beneficially Owned Directly or Indirectly
Gary Peddle Calgary, Alberta Canada	Vice President, Business Development and Director	May 25, 2004	Mr. Peddle has been the Vice President, Business Development of Cyries since June 2004; prior thereto Mr. Peddle was the Vice President, Land of Cequel from January 2002 to June 2004; prior thereto Mr. Peddle was the Vice President, Land of Cypress from June 1998 to March 2001.	583,107	501,074[7]

Notes:

(1) Member of the audit committee.
(2) Member of the reserves committee.
(3) Member of the compensation committee.
(4) Member of the nominating committee.
(5) Comprised of 218,960 Options, 493,865 Warrants and 31,040 Performance Shares.
(6) Comprised of 48,480 Options, 52,147 Warrants and 15,520 Performance Shares.
(7) Comprised of 209,480 Options, 276,074 Warrants and 15,520 Performance Shares.
(8) Mr. Dafoe is the Lead Director of the Corporation.

Meetings Held and Attendance of Directors

The following table summarizes the meetings of the Board and its committees (Audit, Reserves and Compensation) held during the year ended December 31, 2005, and the attendance of individual directors of the Corporation at such meetings. The Nominating Committee was established in 2006 and, as such, it did not meet in 2005.

Director	Board of Directors[1] (8 meetings)	Audit Committee (4 meetings)	Reserves Committee (2 meetings)	Compensation Committee (2 meetings)
Donald Archibald	8	-	-	-
Fred Coles	5	-	2	-
Howard Crone	7	-	2	-
Geoffrey Cumming	6	4	-	2
Douglas Dafoe	7	4	2	-
Alison Jones	8	-	-	2
Max Muselius	8	4	-	2
Gary Peddle	7	-	-	-
Total Attendance Rate	88%	100%	100%	100%

Note:

(1) The Corporation has also established two additional committees in 2006 - the Nominating Committee, comprised of members of the Board, and the Disclosure Committee, comprised of members of senior management.

Following certain meetings, the Board and its committees conduct *in camera* sessions, at which no management directors or members of management are present. The *in camera* sessions of the Board are held at such times as the independent directors or the Lead Director determine advisable. The *in camera* sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of shareholders of the Corporation.

Auditors

The auditors of Cyries are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7. Deloitte & Touche LLP have been auditors of Cyries since Cyries' inception on May 20, 2004.

SPECIAL MEETING MATTERS

Approval of Amended Option Plan

In January 2005, the TSX amended its security-based compensation rules (the "TSX Rules") to permit issuers listed on the TSX to adopt "rolling" stock option plans pursuant to which a fixed percentage of the issued and outstanding shares of the issuer could be reserved for issuance upon the exercise of stock options, rather than a fixed maximum number of shares to be reserved for this purpose.

The Board believes that it is in the best interests of the Corporation to amend the Option Plan to make it a "rolling" stock option plan as a "rolling" stock option plan accomplishes the same principal goal as a fixed number stock option plan, namely aligning the interests of the Corporation's directors, officers, employees and consultants with the Corporation's shareholders, and should reduce the administrative time and costs associated with the Option Plan as it will be easier to administer and will only have to be approved by the Corporation's shareholders every three years (versus every time the Corporation seeks to increase the number of Common Shares issuable under the Option Plan as is required for a fixed number stock option plan). Accordingly, the Board has approved an amendment to the Option Plan to provide that the aggregate number of Common Shares that may be subject to all outstanding options granted under the Option Plan at any time, together with the aggregate number of Common Shares issuable by the Corporation pursuant to or in connection with any other security based compensation arrangement (as defined in the TSX Rules), shall not exceed 10% of the outstanding Common Shares at that time.

The number of Common Shares issuable upon exercise of options granted under Option Plan as a fixed number stock option plan together with Common Shares issuable pursuant to the conversion of Performance Shares was initially set at approximately 10% of the then issued and outstanding Common Shares when the Option Plan was established in 2004. As such, amending the Option Plan to make it a 10% "rolling" plan will not change the historic maximum number of Common Shares which can be issued upon exercise of options granted under the Option Plan, but will allow such maximum number to automatically adjust, without any further action by the Board or the Corporation's shareholders, for exercises of Options granted under the Option Plan (exercises of Options will "reload" the Option Plan by making that number of Common Shares issued upon exercise of options available for new grants of Options) and increases or decreases in the number of issued and outstanding Common Shares.

Under the TSX Rules, any "rolling" stock option plan must be approved every three years by the issuer's directors and shareholders.

The Option Plan currently provides that the Board, in its discretion, at the time of the grant of an Option, shall determine the Option exercise price which shall not be less than the market price of the Common Shares on the principal stock exchange on which the Common Shares are listed and posted for trading. The "market price" shall be the closing price on the principal stock exchange on which the Common Shares are listed, on the last day preceding the grant of an Option on which a trade of shares occurred on such exchange. The Board believes it is in the best interests of the Corporation to change the definition of market price to contemplate that Options should be priced based on the 5 day weighted average trading price on the principal exchange on which the Common Shares trade immediately prior to the date of grant rather than the closing price on the exchange on the day preceding the date of grant.

The Option Plan currently provides that "The Board of Directors may at any time amend or revise the terms and conditions of the Plan and any outstanding Options granted thereunder subject to regulatory approval and further provided that such action shall not adversely affect any Options previously granted and the rights of the Optionees thereunder." The TSX has issued a staff notice indicating that general amendment provisions in stock option plans of TSX issuers, such as the amendment provisions in the Plan, are not sufficient and if such general amendment provisions are not revised to provide specific details regarding when shareholder approval will be required for an amendment, shareholder approval may be required for any amendment to the issuer's stock option plan. Accordingly, the Board believes that it is in the best interests of the Corporation to make, and has approved, an amendment to the Option Plan to provide for an amendment provision which provides specific details regarding when shareholder approval will be required for an amendment in compliance with the TSX Rules.

The foregoing amendments to the Option Plan are subject to the approval of the Corporation's shareholders. If such amendments are approved by the Corporation's shareholders at the Meeting, all other provisions of the Option Plan will remain unchanged.

The maximum number of Common Shares that can be currently issued under the Option Plan is 1,412,000. This number represented 10% of the Corporation's issued and outstanding Common Shares at the time the Option Plan was established in 2004. Since 2004 the Corporation has grown significantly and the competition among oil and gas companies to attract and retain high quality employees, officers and directors has also increased.

Under the Option Plan, options granted and subsequently exercised for Common Shares, among other things, do not increase the pool of Options available for grant under the Option Plan. As a result, as Options are granted and exercised for Common Shares the pool of Options available for grant decreases. The pool of Options available for grant under the Option Plan ran out in November, 2005. As part of the Corporation's long-term incentive plan for its directors, officers, employees and consultants, the Board granted options to acquire an aggregate of 1,609,720 Common Shares under the Option Plan from November, 2005 to March 24, 2006 to the directors, officers and certain employees of the Corporation (the "Incentive Options") over and above the options available for grant under the Option Plan, subject to the approval of the shareholders on the amendments to the Option Plan. The particulars of the Incentive Options granted to directors, officers and employees of the Corporation, each as a group, are as follows:

	Number of Common Shares Subject to Options[1]	**Exercise Price per Common Share**	**Expiry Date**
Non-Management Directors	120,000	$13.42	March 24, 2011
Officers	1,200,000	$13.42	March 24, 2011
Employees	269,720	$14.51	November 14, 2010
	5,000	$14.55	January 12, 2011
	15,000	$13.42	March 24, 2011

Note:
(1) All the Incentive Options vest as to 20% on each of the date of grant and the first, second, third and fourth anniversary from the date of grant.

The directors believe that the grant of the Incentive Options is in the best interests of the Corporation as the employees, officers and directors of the Corporation have further incentive to maximize shareholder value which aligns the long term interests of the employees, officers and directors with the long interests of the shareholders.

If the Option Plan is amended to change it into a "rolling" option plan, one effect of such change is that the Incentive Options will be included in the increased number of Options authorized under the 10% "rolling" maximum number of Options under such amended Option Plan.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass the following resolution:

"BE IT RESOLVED that:

1. The Corporation's Incentive Share Option Plan (the "Option Plan") be amended by:

   (i) deleting Section 4.1 from the Option Plan in its entirety and replacing it with the following:

   "4.1 Options may be granted from time to time under the Plan provided that:

   (a) the aggregate number of Shares that may be subject to all outstanding Options granted under the Plan at the time of the grant, together with the aggregate number of Shares issuable by the Corporation pursuant to or in connection with any other security-based compensation arrangement (as defined in the Company Manual of the Toronto Stock Exchange), shall not exceed 10% of the outstanding Shares at that time;

   (b) the aggregate number of Shares subject to Options under the Plan, together with the aggregate number of Shares issuable by the Corporation pursuant to or in connection with any other security-based compensation arrangement (as defined in the Company Manual of the Toronto Stock Exchange) granted to Insiders shall not exceed 10% of the total number of Shares then outstanding;

(c) the aggregate number of Shares subject to Options under the Plan granted to non-executive directors shall not exceed 1% of the total number of Shares then outstanding and any such issuance of Options to non-executive directors shall be approved by the compensation committee of the Board of Directors of the Corporation; and

(d) Options under the Plan held in aggregate by Insiders, together with the aggregate number of Shares issuable by the Corporation pursuant to or in connection with any other security-based compensation arrangement (as defined in the Company Manual of the Toronto Stock Exchange) shall not result in the issuance to Insiders within a one-year period, of a number of Shares exceeding 10% of the total number of Shares then outstanding.";

(ii) deleting Section 5.1 from the Option Plan, in its entirety, and replacing it with the following:

"5.1 The Administrator, in its discretion, at the time of the grant of an Option, shall determine the Option exercise price which shall not be less than the market price. The "market price" shall be the 5 day weighted average closing price of the Shares on the principal exchange upon which the Shares are listed and posted for trading preceding the day of the grant of an Option."; and

(iii) deleting Section 8 from the Option Plan in its entirety and replacing it with the following:

"8. Administration, Interpretation, Amendment, Termination and Other Provisions

8.1 An Optionee to whom an Option is granted shall enter into an Option Agreement with the Corporation in the form prescribed by the Administrator, which agreement may contain such terms and conditions, in addition to those contained in the Plan, as the Administrator may require.

8.2 All decisions and interpretations by the Administrator respecting the Plan or Options granted thereunder, including, without limitation, decisions as to adjustments in the number of Shares or the exercise price of Options, shall be final and binding on the Corporation, on all the holders of Options granted thereunder, and on Optionees eligible to participate under the provisions of the Plan, together with their respective successors.

8.3 The Board of Directors shall have the unfettered right to interpret the provisions of the Plan and to make such regulations and formulate such administrative provisions for carrying the Plan into effect and to make such changes thereto and in the regulations and administrative provisions thereto as, from time to time, the Board of Directors deems appropriate and in the best interests of the Corporation.

8.4 The Board of Directors shall have the unfettered right from time to time and at any time to rescind, suspend or terminate the Plan as it shall deem advisable; provided, however, that no such rescission, suspension or termination shall impair or change the rights and Options previously granted under the Plan without the prior written consent of the holder of Options or holders of Options affected and any necessary prior written consent of any stock exchange on which the Shares of the Corporation may then be listed and posted for trading.

8.5 The Board of Directors may amend the Plan at any time; provided, however, that no such amendment may, without the consent of a holder of Options, adversely alter or impair any Option previously granted to a holder of Options under the Plan. Any amendment to be made to this Plan or an Option under this Plan is subject to the prior approval of the Toronto Stock Exchange and shareholders of the Corporation, where required by the rules of the Toronto Stock Exchange. The Board of Directors shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders of the Corporation, to the extent that such amendments relate to among other things:

(a) altering, extending or accelerating the terms of vesting applicable to any Option or group of Options;

(b) altering the terms and conditions of vesting applicable to any Option or group of Options;

(c) changing the termination provisions of an Option, provided that the change does not entail an extension beyond the original expiry date of such Option;

(d) accelerating the expiry date in respect of an Option;

(e) determining the adjustment provisions pursuant to the Plan;

(f) amending the definitions contained within the Plan and other amendments of a "housekeeping" nature; and

(g) amending or modifying the mechanics of exercise of the Options.

No amendment of the Plan may contravene the requirements of the Toronto Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.

8.6 All expenses in connection with the Plan, other than payment of the exercise price, shall be borne by the Corporation."

2. The 1,609,720 options granted by the board of directors from November, 2005 to March 24, 2006 are hereby approved.

3. Any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders who vote in person or by proxy at the Meeting.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolution set forth above.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Copies of the Corporation's renewal annual information form for the year ended December 31, 2005 and any information incorporated therein by reference, the Corporation's audited financial statements for the year ended December 31, 2005, and this Proxy Statement and Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Chairman and Chief Executive Officer of Cyries at 3200, 500 – 4th Avenue S.W., Calgary, Alberta T2P 2V6. Financial information respecting the Corporation is provided in the Corporation's audited financial statements and management's discussion and analysis for the year ended December 31, 2005.

SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE WITH CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Disclosure Required Under NI 58-101	Comments
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	The Board has determined that six of the eight directors are "independent" within the meaning of NI 58-101. The six independent directors are Fred Coles, Howard Crone, Geoffrey Cumming, Douglas Dafoe, Alison Jones and Max Muselius
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald Archibald and Gary Peddle are not considered "independent" under NI 58-101 since they are Chairman and Chief Executive Officer, and Vice President, Business Development, respectively.
(c) Disclose whether or not a majority of the directors are independent. If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The Board has determined that six of the eight directors are independent. The Corporation has adopted governance guidelines consistent with NP 58-201, which provide, among other things, that a majority of the board must be independent directors.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors currently serve on the board of directors of the following reporting issuers: *Donald Archibald* - Progress Energy Trust and Alberta Clipper Energy Inc. *Fred Coles* - ARC Energy Trust, ARC Resources Ltd., Crew Energy Inc., Deep Resources Ltd., ExAlta Energy Inc., Galleon Energy Inc., Grand Petroleum Inc., Master Energy Inc., Mission Oil & Gas Inc., Progress Energy Trust and TriStar Oil & Gas Ltd. *Howard Crone* - Dual Exploration Inc., Peerless Energy Inc. and Progress Energy Trust. *Geoffrey Cumming* - Garbell Holdings Limited, GSW Inc., OPTI Canada Inc. and Western Oil Sands Inc. *Douglas Dafoe* - Alberta Clipper Energy Inc., Ember Resources Inc. and Thunder Energy Trust. *Alison Jones* - Flagship Energy Inc.

	Corporate Governance Disclosure Required Under NI 58-101	Comments
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Board has nominated Douglas Dafoe, an independent director under applicable securities laws, as the Lead Director of Cyries. In accordance with the written mandate of the Board, the independent directors of the Board will regularly hold *in camera* sessions of the Board without non-independent members of the Board in attendance. The Audit Committee, Reserves Committee, Compensation Committee and the Nominating Committee of the Board are composed entirely of independent directors.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Donald Archibald, the Chairman and Chief Executive Officer, is not an independent director. The Board has nominated Douglas Dafoe as the Lead Director of Cyries. The Corporation has adopted a written position description for the Chairman in accordance with the guidelines set out in NP 58-201 and a written position description for the Lead Director. The Lead Director acts as the effective leader of the Board. The role and responsibilities of the Lead Director include the following: • be satisfied that the Board is alert to its obligations to the Corporation and to its shareholders; • assist the Chairman in establishing the frequency of Board meetings to ensure the Board meets as necessary to carry out its duties and responsibilities effectively; • approve agendas for Board meetings after being satisfied such agenda enables the Board to successfully carry out its duties; • maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees; • be satisfied that the Board receives adequate and regular updates from the Chairman on all issues important to the welfare and future of the Corporation; • in collaboration with the Chairman, be satisfied that information requested by members of the Board or committees of the Board is provided and meets their needs;

Corporate Governance Disclosure Required Under NI 58-101	Comments
	• review conflict of interest issues with respect to members of the Board as they arise; and • chair *in camera* meetings of the Board, without management present, at every Board meeting.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record for each director for all board and committee meetings held since the beginning of the year ended December 31, 2005 is set out in the Information Circular under the heading "Annual Meeting Business - Election of Directors".
2. Mandate of the Board of Directors Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	The Board has responsibility for the stewardship of the Corporation and for overseeing the operation of the business of the Corporation. A copy of the Board of Directors terms of reference is attached as Schedule B to this Information Circular.
3. Position Descriptions **(a)** Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board, has developed a written position description for the Chairman and Lead Director. The position description for the Lead Director is set out in Section 1(f) of this Schedule A. The Board has not developed separate written position descriptions for the chair of each board committee. Instead, the Board has adopted written mandates for each of the Audit Committee, Reserves Committee, Nominating Committee and Compensation Committee. Each of the written mandates provides that the chair will preside as chairman at each committee meeting and will lead the committee discussion on meeting agenda items.
(b) Disclose whether or not the board and the CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has developed a written position description for the Chief Executive Officer. The role and responsibilities of the Chief Executive Officer include the following: • maintaining a high level of integrity and assisting in creating a culture of integrity throughout the Corporation; • working with the Board to determine the strategic direction of the Corporation;

Corporate Governance Disclosure Required Under NI 58-101	Comments
	• leading and assisting the Board in developing short-term and long-term plans and objectives to achieve the strategies of the Corporation; • from time to time, determining with the Board, the budgets of the Corporation and the Board's expectations of the Chief Executive Officer; • undertaking the day-to-day management and operation of the Corporation and providing leadership to achieve the objectives of the Corporation; • steward the Corporation's expenditures within approved budgets; • developing senior management succession and development plans and reporting to the Board at least annually on such plans including recommending candidates for appointment as officers and senior management of the Corporation to the Board; • ensuring appropriate policies and procedures of the Corporation are developed, maintained and disclosed; • ensuring appropriate policies and procedures are developed, maintained and disclosed; • providing appropriate certifications regarding the Corporation and its activities, as may be required from time to time; • ensuring that procedures are in place for appropriate communication to all stakeholders regarding the Corporation's activities and objectives; and • complying with all stock exchange, regulatory and statutory requirements.
4. Orientation and Continuing Education (a) Briefly describe what measures the board takes to orient new directors regarding: **(i)** the role of the board, its committees and its directors, and **(ii)** the nature and operation of the issuer's business.	The Nominating Committee is mandated to oversee an orientation and education program for new directors and to provide ongoing educational opportunities for all directors. The objectives of such programs are to ensure that new directors fully understand (i) the role of the Board and its committees, (ii) the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Corporation expects from its directors) and (iii) the nature and operation of the Corporation's affairs.

Corporate Governance Disclosure Required Under NI 58-101	Comments
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation's affairs remains current. All new directors will be provided with a baseline of knowledge about the Corporation and its subsidiaries as deemed appropriate.
5. Ethical Business Conduct (a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Business Conduct. A summary of the Code is set forth in the Information Circular under the heading "Corporate Governance".
(i) disclose how a person or company can obtain a copy of the code;	A copy of the Code of Business Conduct has been filed on and is available through SEDAR at *www.sedar.com.*
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporation expects that its directors, officers, employees and consultants will adhere to the highest ethical standards in all of the Corporation's business activities. The Corporation's directors, officers, employees and consultants are expected to deal fairly with security holders, customers, suppliers and competitors. The Board and management of the Corporation monitor compliance with the Code. All directors, officers, employees and consultants are encouraged to report violations of the Code in accordance with the procedures set forth in the Corporation's whistleblower policy, which provides for the prompt reporting of any violations to an employee's supervisor, or alternatively, to any senior officer or director.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Corporate Governance Disclosure Required Under NI 58-101	Comments
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. Pursuant to the Corporation's Disclosure Policy, the directors and officers of the Corporation are required to publicly disclose their aggregate ownership interest in any entity which the Corporation enters into a transaction with.
(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.	The Board has reviewed and approved a disclosure policy for the Corporation, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. The Board has also reviewed and approved a whistleblower policy, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information, and violations of the Code of Business Conduct.
6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.	The process for identifying and recommending the nomination of new board candidates has been set forth in the written mandate of the Nominating Committee. The Nominating Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses. The Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.

Corporate Governance Disclosure Required Under NI 58-101	Comments
	The Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of shareholders or to be appointed to fill vacancies between annual meetings of the shareholders and will, through the Chairman of the Committee, approach nominees to ascertain their willingness to serve as a member of the Board.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Board has established a Nominating Committee composed of three directors, each of whom is independent.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nominating Committee's primary function is to recommend to the Board new candidates for election to the Board. The Nominating Committee also review the comprehensive orientation and training of new and existing directors. The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors. Any engagement of independent counsel or other advisors is to be at the Corporation's expense.
7. Compensation	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Board has established a Compensation Committee. The process and guidelines for determining compensation for directors and officers is set forth in the written mandate of the Compensation Committee. The Committee will review and recommend for approval by the Board the executive compensation philosophy and remuneration policy for the Corporation and will: • review and approve the corporate goals and objectives relevant to the compensation of the Chief Executive Officer; • evaluate the Chief Executive Officer's performance in light of the previously established corporate goals and objectives; and

Corporate Governance Disclosure Required Under NI 58-101		Comments
		• recommend to the Board the Chief Executive Officer's compensation package based on their evaluation of his performance. In addition, the Committee will review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers. With respect to the compensation of directors, the Committee will review the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly. The Committee will also determine and recommend to the Board the annual bonuses to be paid and will review the grants of options to purchase shares of the Corporation, at the request of the Board.
(b)	Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Compensation Committee is composed of three directors, each of whom is independent.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Committee's primary functions are to: (i) assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; and (ii) review the compensation of directors and the overall compensation policies of the Corporation.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	No compensation consultant or advisor has been retained to assist in determining compensation for any of the officers or directors of the Corporation.

Corporate Governance Disclosure Required Under NI 58-101	Comments
8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Corporation has established a Reserves Committee, composed entirely of independent directors, in accordance with National Instrument 51-101. Its primary function is to assist the Board in fulfilling its oversight responsibilities generally and under National Instrument 51-101 with respect to the oil and natural gas reserves evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities. The Corporation has also established a Disclosure Committee comprised of the Chief Executive Officer, Vice President, Business Development, the Chief Operating Officer and Vice President, Exploration, the Chief Financial Officer and Controller and the Treasurer. The Disclosure Committee's primary responsibilities are to oversee the Corporation's disclosure practices and to ensure the Corporation meets all regulatory disclosure requirements. Additional information on each of the Corporation's committees is set out under the heading "Corporate Governance" in the Information Circular.
9. Assessments Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Board deems relevant, the assessments will consider in the case of the board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

SCHEDULE B

**TERMS OF REFERENCE
FOR THE BOARD OF DIRECTORS**


Cyries
ENERGY INC.

Board of Directors Terms of Reference

The Board of Directors (the "Board") of Cyries Energy Inc. (the "Corporation") shall have the oversight responsibility, authority and specific duties as described below.

Composition

Directors and Chairman

The Board shall appoint a chairman (the "Chairman") and an independent lead director (the "Lead Director") from amongst the directors which comprise the Board. The majority of the directors and the Lead Director must be independent, as defined under applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

To ensure efficient, independent functioning of the Board, the Lead Director shall be the effective leader of the Board. As such, the Lead Director, in consultation with the Chairman, is responsible for ensuring that the Board's agenda enables the Board to successfully carry out its duties. The Chairman shall act as Chair of all meetings of the Board and shareholders of the Corporation.

Committees

In addition to any other committees (including special committees) which the Board may in its discretion constitute from time to time, the Board shall have the following standing committees:

- Audit Committee;
- Reserves Committee;
- Compensation Committee; and
- Nominating Committee.

Certain of the responsibilities of the Board may be delegated to these or other committees of the Board. The composition and responsibilities of these standing committees and any other standing committees of the Board will be as set forth in their terms of reference, as amended from time to time, and approved by the Board.

Committee members shall be appointed by the Board. The Nominating Committee shall provide the Board with its recommendation for filling any vacancies on any committees. The chair of each committee may be designated by the Board or, failing that, by the members of the particular committee. At each meeting of the Board, the chair of each committee (or such committee member as the chair may designate) shall report the results of meetings and any associated recommendations.

Board Membership Nomination and Evaluation

The Board has delegated the responsibility of recommending new director nominees to the Nominating Committee. The Nominating Committee shall, among other things, be responsible for recommending director candidates to the full Board. The Nominating Committee will recommend new candidates according to its policies and principles in its terms of reference. As well, the Nominating Committee will provide an orientation program for new directors.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference and other criteria as determined by the Board from time to time.

Communication

To ensure that the Corporation has in place policies and programs that enable the Corporation to communicate effectively and in a timely manner with its shareholders, other stakeholders, analysts and the public generally the Board has adopted a corporate disclosure policy. The Board will review the corporate disclosure policy annually to ensure its objectives are being achieved and that the Disclosure Committee is effectively implementing the policy.

Meetings and Record Keeping

1. The Board shall meet regularly and at least quarterly at such times and at such locations as the Chairman, in consultation with the Lead Director, shall determine.

2. Notice of meetings shall be given to each director not less than 48 hours before the time of the meeting (unless such notice period is waived). Meetings of the Board may be held without formal notice if all of the directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. The notice of the meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

3. Each member of the Board is expected to attend Board meetings and meetings of committees on which he or she is a member and to be familiar with deliberations and decisions as soon as possible after any missed meetings. Members of the Board are expected to prepare for meetings by reviewing the meeting materials distributed to members of the Board, to the extent feasible, prior to such meetings.

4. The independent directors of the Board shall regularly hold *in camera* sessions of the Board, with only independent directors present and at such times as the independent directors or Lead Director determine advisable.

5. A quorum for meetings shall be a majority of the members of the Board, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

6. If the Chairman is not present at any meeting of the Board, the Lead Director shall preside as chair of the meeting. If the Chairman and the Lead Director are both not present at any meeting, one of the other directors who is present at the meeting shall be chosen by the Board to preside at the meeting.

7. The Chairman shall, in consultation with the Lead Director and management, establish the agenda for the meetings and, after the receipt of the approval of the Lead Director that such agenda enables the Board to successfully carry out its duties, instruct management to circulate appropriate agenda materials to the Board with sufficient time for study prior to the meeting.

8. Every question at a Board meeting shall be decided by a majority of the votes cast.

9. Management shall receive notice of meetings and may attend meetings of the Board at the invitation of the Chairman or Lead Director.

10. The Corporate Secretary of the Corporation, or any other person selected by the Board, shall act as secretary for the purpose of recording the minutes of each meeting.

The minutes of the meeting of the Board shall be placed in the Corporation's minute book.

Duties and Responsibilities

In accordance with applicable laws, the Board is required to always act honestly and in good faith with a view to the best interests of the Corporation.

The Board is responsible for the stewardship of the Corporation and overseeing the operation of the business of the Corporation. The primary responsibilities of the Board include:

1. to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation;

2. adopting a strategic planning process and approving, at least on an annual basis, a strategic plan for the Corporation which takes into account, among other things, the opportunities and risks of the business;

3. identifying the principal risks of the Corporation's business, and ensuring appropriate systems are implemented to manage these risks;

4. providing continuing education opportunities for all directors so they may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of the Corporation's business remains current;

5. adopting a succession plan which includes the appointing, training and monitoring of senior management;

6. adopting and reviewing on an annual basis the Corporation's Disclosure Policy to ensure that disclosure made by the Corporation is accurate, informative, timely and broadly disseminated all in accordance with applicable laws and stock exchange rules;

7. ensuring that the Corporation has appropriate processes in place to effectively communicate with its employees, government authorities, other stakeholders and the public;

8. ensuring the necessary internal controls and management systems are in place that effectively monitor the Corporation's operations and ensure compliance with applicable laws, regulations and policies, including reviewing on an annual basis the controls and procedures established for the certification of financial and other disclosure made by the Corporation;

9. developing clear position descriptions for the Chairman and the Lead Director, and, in consultation with the CEO, the CEO;

10. developing or approving the corporate goals and objectives that the CEO is responsible for meeting;

11. monitoring compliance with the Corporation's Code of Business Conduct;

12. the establishment of an appropriate system of corporate governance principles and guidelines applicable to the Corporation, including:

    (a) reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making);

    (b) regularly assessing the effectiveness and contribution of the Board, its committees and each member of the Board considering, among other things, the applicable terms of reference for the Board and each committee and in the case of each member of the Board, the competencies and skills each member is expected to bring to the Board; and

(c) reviewing periodically the general responsibilities and function of the Board and its committees and the Chair of each committee, and the roles of the Chairman of the Board, Lead Director and the Chief Executive Officer; and

13. reviewing the annual corporate governance disclosure of the Corporation in its information circular.

Stakeholder Communication

Any stakeholder may contact the Board by e-mail or in writing c/o the Corporate Secretary. Matters relating to the Corporation's accounting, internal accounting control or audit matters will be referred to the Audit Committee. Other matters will be referred to the Chairman and the Lead Director. Stakeholders may also directly contact the Chairman or the Lead Director.

Review of Terms of Reference

The Board shall review and assess these Terms of Reference and any governance principles and guidelines established by the Board at least annually.

CONSOLIDATED BALANCE SHEETS

($000s, unaudited)	As at June 30, 2006	As at December 31, 2005
Assets		
Current assets		
Accounts receivable	22,266	28,948
Deposits and prepaid expenses	2,703	1,835
	24,969	30,783
Property and equipment, net *(note 3)*	319,740	265,013
Goodwill	68,434	68,434
	413,143	364,230
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	34,950	53,343
Income taxes payable	1,299	3,411
Revolving demand loan *(note 5)*	104,794	47,249
	141,043	104,003
Future income tax liability	33,793	33,158
Asset retirement obligations *(note 9)*	13,659	12,440
Total liabilities	188,495	149,601
Shareholders' equity		
Share capital *(note 6)*	195,072	195,734
Contributed surplus *(note 7)*	5,053	2,512
Retained earnings	24,523	16,383
	224,648	214,629
	413,143	364,230

See accompanying notes.

On behalf of the Board:



Donald F. Archibald
Chairman, CEO & Director



Douglas A. Dafoe
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

($000s, except per share amounts, unaudited)	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Revenue				
Petroleum and natural gas sales	34,027	12,787	69,239	22,855
Royalties (net of Alberta Royalty Tax Credit)	(7,943)	(2,882)	(17,354)	(5,230)
	26,084	9,905	51,885	17,625
Other income	25	20	76	53
	26,109	9,925	51,961	17,678
Expenses				
Production	5,644	1,755	11,209	3,192
Transportation	1,118	411	2,240	740
General and administrative	1,079	777	1,783	1,239
Interest *(note 4)*	935	95	1,602	115
Stock compensation	817	250	2,569	952
Depletion, depreciation and accretion	13,403	3,227	25,388	5,990
	22,996	6,515	44,791	12,228
Earnings before taxes	3,113	3,410	7,170	5,450
Taxes *(note 4)*				
Current income taxes (recovery)	(1,004)	30	(843)	39
Future income taxes (recovery)	(1,774)	1,558	(127)	2,362
	(2,778)	1,588	(970)	2,401
Net earnings	5,891	1,822	8,140	3,049
Retained earnings, beginning of period	18,632	2,778	16,383	1,551
Retained earnings, end of period	24,523	4,600	24,523	4,600
Net earnings per share *(note 8)*				
Basic	0.15	0.07	0.21	0.12
Diluted	0.14	0.06	0.19	0.10
Weighted average common shares outstanding *(note 8)*				
Basic	39,268	26,659	39,266	26,201
Diluted	43,246	30,544	43,274	30,055

See accompanying notes.

($000s, unaudited)	*Three months ended* June 30, 2006	*Three months ended* June 30, 2005	*Six months ended* June 30, 2006	*Six months ended* June 30, 2005
Operating activities				
Net earnings	5,891	1,822	8,140	3,049
Items not affecting cash				
Depletion, depreciation and accretion	13,403	3,227	25,388	5,990
Future income taxes (recovery)	(1,774)	1,558	(127)	2,362
Stock compensation	817	250	2,569	952
Funds generated from operations, before non-cash working capital changes	18,337	6,857	35,970	12,353
Asset retirement expenditures	-	-	(144)	-
Net changes in non-cash operating working capital *(note 10)*	(1,650)	1,839	(2,617)	1,033
	16,687	8,696	33,209	13,386
Financing activities				
Issue of common shares	-	-	-	20,008
Issue of common shares on exercise of options	65	28	65	33
Issue of common shares on exercise of warrants	6	-	6	-
Share issue costs	-	(1)	-	(995)
Increase/(decrease) in bank debt	27,247	10,909	57,545	7,817
	27,318	10,936	57,616	26,863
Investing activities				
Additions to property and equipment	(20,146)	(14,148)	(78,902)	(40,189)
Plan of arrangement	-	(404)	-	(404)
Disposition of property and equipment	-	-	151	184
Net changes in non-cash investing working capital *(note 10)*	(23,859)	(5,543)	(12,074)	160
	(44,005)	(20,095)	(90,825)	(40,249)
Change in cash	-	(463)	-	-
Cash, beginning of period	-	463	-	-
Cash, end of period	-	-	-	-

See accompanying notes.

(all numbers in thousands except per share amounts, unaudited)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Cyries Energy Inc. ("Cyries") was incorporated under the Business Corporations Act (Alberta) on May 20, 2004 and commenced operations July 2, 2004. Cyries is engaged in the exploration, development and production of crude oil and natural gas in the province of Alberta. The Company is traded on the Toronto Stock Exchange under the symbol CYS.

These interim consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2005. The disclosures in these interim consolidated financial statements are incremental to those included in the annual consolidated financial statements and certain disclosures which are required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005.

2. CORPORATE ACQUISITIONS

a) Devlan Exploration Inc.

On July 1, 2005 Cyries acquired all of the outstanding common shares of Devlan Exploration Ltd. ("Devlan") pursuant to a Plan of Arrangement. Devlan shareholders received 0.25 Cyries common shares for each Devlan common share outstanding, for a total of 8,558 Cyries shares. The business combination was accounted for using the purchase method. As part of the Arrangement, Devlan transferred certain oil and natural gas properties and $4,500 of debt to a new company, Dual Exploration Inc. ("Dual"), the shares of which were distributed to shareholders of Devlan on the basis of 0.5 of a Dual share for each Devlan share outstanding.

The acquisition was funded by the issuance of common shares. The trading price ascribed to the common shares of $9.52 per share is based on the trading prices of Cyries common shares on the five days following and five days prior to the announcement of the Arrangement.

	Amount
Consideration:	
Common shares	$ 81,469
Transaction costs	372
	81,841
Allocated to:	
Current assets	9,602
Current liabilities	(12,680)
Bank debt	(19,208)
	(22,286)
Property, plant and equipment	70,512
Goodwill	49,745
Asset retirement obligations	(3,560)
Future income taxes	(12,570)
	$ 81,841

(all numbers in thousands except per share amounts, unaudited)

b) 1181608 Alberta ULC

Pursuant to a share purchase agreement, Cyries acquired all of the outstanding common shares of 1181608 Alberta ULC, a private oil and natural gas exploration and production company, for cash consideration of $57,000. The acquisition closed on August 12, 2005.

		Amount
Consideration:		
Cash	$	57,000
Transaction costs		93
		57,093
Property, plant and equipment		54,717
Goodwill		18,689
Asset retirement obligations		(1,249)
Future income taxes		(15,064)
	$	57,093

The results of operations of both companies are reflected in Cyries' earnings from the respective closing dates.

3. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2006	***December 31, 2005***
Petroleum and natural gas property and equipment	$ 376,616	$ 297,046
Other	185	105
	376,801	297,151
Accumulated depletion and depreciation	(57,061)	(32,138)
Net book value	$ 319,740	$ 265,013

In determining the Company's depletion and depreciation, $20,456 of costs related to unproved properties (2005 - $5,166) and $13,661 of estimated salvage value (2005 - $3,660) was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $8,057 (2005 - $4,350) were added to the Company's net book value for purposes of the depletion calculation. The Company does not capitalize corporate general and administrative expenses.

4. INCOME TAXES

During the three month period ended June 30, 2006, the Federal and Alberta taxation authorities substantially enacted reductions in income tax rates for the current and future years. The expected benefit of these rate changes was recorded in the current period as a future income tax recovery of $3,050 and a current tax recovery of $89.

In the fourth quarter of 2005 the Company recorded current income taxes of $1,798 and interest expense of $607 for the estimated impact of an income tax audit. In August 2006 the audit was finalized resulting in a reduction to current income tax expense of $958 and interest expense of $251 in the second quarter of 2006.

(all numbers in thousands except per share amounts, unaudited)

5. REVOLVING DEMAND LOAN

The Company has a demand revolving operating credit facility provided by a Canadian chartered bank. On April 7, 2006, the borrowing capacity of the credit facility was increased to $120 million from $73 million. The credit facility provides that borrowing may be made by way of direct advances or bankers' acceptances. Direct advances bear interest at the bank's prime lending rate plus a variable rate and bankers' acceptances bear interest at the applicable bankers' acceptances rate plus a variable rate stamping fee. The variable rate charged by the bank is dependent upon the Company's debt to trailing cash flow ratio. In the second quarter of 2006, the average interest rate on outstanding borrowings, including stamping fees, was 5.15 percent (June 2005 - 3.59 percent). The credit facility is subject to periodic review and is secured by a $250 million demand fixed and floating charge debenture over all of the Company's assets.

6. SHARE CAPITAL

Authorized

At June 30, 2006, the Company had authorized an unlimited number of common shares, an unlimited number of preferred shares, 3,988 warrants and 605 Class B performance shares.

Issued

The Company had the following shares outstanding at June 30, 2006:

Common shares	*Number of shares*	*Amount*
Common shares December 31, 2005	39,265	$ 194,300
Exercise of stock options	5	94
Exercise of warrants	4	8
Tax effect of flow-through share issuance	-	(762)
Common shares June 30, 2006	39,274	$ 193,640

Warrants	*Number of warrants*	*Amount*
Balance - December 31, 2005	3,968	$ 1,428
Exercise of warrants	(4)	(2)
Balance - June 30, 2006	3,964	$ 1,426

Performance shares	*Number of performance shares*	*Amount*
Balance - December 31, 2006 and June 30, 2006	599	$ 6

On March 2, 2005, Devlan issued flow-through shares and committed to spend $2,250 before December 31, 2005 on expenditures qualifying as Canadian exploration expenditures. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers of the flow-through common shares in February 2006 effective December 31, 2005. The total flow-through commitment was met in 2005 and there is no outstanding obligation remaining in 2006. The related income tax impact was recorded in the first quarter of 2006.

Share capital includes common shares of $193,640, warrants of $1,426 and performance shares of $6 for a total of $195,072.

(all numbers in thousands except per share amounts, unaudited)

7. STOCK-BASED COMPENSATION

The Company accounts for its stock based compensation plan (the "Plan") using the fair value method. Under this method, a compensation cost is charged over the vesting period for stock options and Class B performance shares with a corresponding increase to contributed surplus.

Stock option activity related to the Plan was as follows:

	Number of options	Weighted average price ($)
Balance - December 31, 2005	1,672	10.25
Granted	1,415	13.36
Exercised	(5)	13.01
Cancelled	(10)	13.42
Closing balance	3,072	11.67

The Plan is for the benefit of employees, officers and directors. Stock options granted under the Plan vest over a four year period with 20 percent of the options vesting immediately upon grant and a further 20 percent vesting upon each anniversary date. The options expire, if unexercised, five years from the date of the initial grant.

The following table provides additional information on the stock options outstanding as at June 30, 2006:

Range of exercise prices ($/share)	Number of options	Weighted average exercise price	Weighted average contractual life	Options exercisable
5.21 - 6.50	450	$ 5.41	3.2	174
10.40 - 13.42	2,239	12.40	4.4	579
14.51 - 16.60	383	14.71	4.4	76
5.21 - 16.60	3,072	$ 11.67	4.2	829

The fair value of each stock option granted for the six months ended June 30, 2006 was estimated on the date of grant using the Black-Scholes model. The weighted average fair value of the stock options granted in the period was $5.34 per share, using an average risk-free interest rate of 3.15 percent, average volatility of 40 percent and an expected life of 4.5 years. The Company has not re-priced any stock options.

For the six month period ended June 30, 2006, $2,500 of expense related to the stock options and $69 of expense related to the performance shares is included in stock compensation expense.

The following table reconciles the Company's contributed surplus:

	June 30, 2006	June 30, 2005
Contributed surplus, beginning of period	$ 2,512	$ 365
Stock-based compensation expense	2,579	952
Exercise of stock options	(28)	(15)
Cancellation of stock options	(10)	-
Carrying amount, end of period	$ 5,053	$ 1,302

(all numbers in thousands except per share amounts, unaudited)

8. PER SHARE AMOUNTS

The following table details the components of diluted common shares outstanding:

	Three months ended		Six months ended	
Weighted average common shares	***June 30, 2006***	***June 30, 2005***	***June 30, 2006***	***June 30, 2005***
Basic	39,268	26,659	39,266	26,201
Warrants	3,456	3,373	3,482	3,346
Performance shares	522	512	526	508
Diluted	43,246	30,544	43,274	30,055

The calculation of diluted common shares for the three and six months ended June 30, 2006 excludes 3,072 (2005 - 1,127) of stock options that are anti-dilutive.

9. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Company's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $13,659 as at June 30, 2006 (2005 - $3,001) based on a total future liability of $34,514 (2005 - $7,243). Asset retirement expenditures are expected to be made over the next 25 years. The Company used a credit adjusted risk free rate of seven percent and an inflation rate of two percent (2005 - 1.5%) to calculate the present value of the asset retirement obligations. The following table reconciles the Company's total asset retirement obligations.

	June 30, 2006	***June 30, 2005***
Balance, beginning of period	$ 12,440	$ 2,519
Increase in liabilities	813	381
Liabilities settled	(144)	-
Acquisitions	85	-
Accretion	465	101
Carrying amount, end of period	$ 13,659	$ 3,001

10. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Six months ended	
Changes in non-cash working capital	***June 30, 2006***	***June 30, 2005***	***June 30, 2006***	***June 30, 2005***
Accounts receivable	$ 6,169	$ 3,884	$ 6,682	$ 2,113
Prepaid expenses and deposits	(802)	(14)	(868)	(3)
Accounts payable and accrued liabilities	(30,876)	(7,574)	(20,505)	(917)
Net change in non-cash working capital	$ (25,509)	$ (3,704)	$ (14,691)	$ 1,193
Investing activities	(23,859)	(5,543)	(12,074)	160
Operating activities	$ (1,650)	$ 1,839	$ (2,617)	$ 1,033

(all numbers in thousands except per share amounts, unaudited)

The Company made the following cash outlays in respect of interest expense and current income taxes:

	Three months ended		*Six months ended*	
	June 30, 2006	*June 30, 2005*	*June 30, 2006*	*June 30, 2005*
Interest	$ 1,184	$ 65	$ 1,729	$ 85
Income taxes	$ 1,044	$ -	$ 1,282	$ -

11. SUBSEQUENT EVENT

On July 6, 2006, the Company issued 1,225 flow-through common shares ("CEE Flow-Through Shares) at a price of $13.10 per share for proceeds of $16,047. In addition to the CEE Flow-Through Share issuance, certain directors, officers and employees of the Company together with certain other persons or companies have purchased 602 flow-through shares ("CDE Flow-Through Shares") at a price of $11.60 for proceeds of $6,983. The purchasers of the CEE Flow-Through Shares will be entitled to renunciation of Canadian exploration expenses from the Company, whereas purchasers of the CDE Flow-Through Shares will be entitled to renunciation of Canadian development expenses from the Company. Proceeds from the offerings will fund ongoing exploration and development activities.

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Cyries Energy Inc. ("Cyries" or the "Company") for the three and six month periods ended June 30, 2006 and the audited financial statements for the year ended December 31, 2005. This MD&A is dated as of August 14, 2006.

Cyries was incorporated under the Business Corporations Act (Alberta) on May 20, 2004 and commenced operations July 2, 2004. Cyries is a Calgary based oil and natural gas exploration and development company operating primarily in northwestern Alberta and northeastern British Columbia. The Company is traded on the Toronto Stock Exchange under the symbol CYS.

Units of measure *- Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil ("6:1"). All values are presented in thousands, other than boe and per share amounts.*

Non-GAAP measurements *- Cyries evaluates performance based on net income, operating netback and funds generated from operations. Funds flow from operations, which is expressed before changes in non-cash working capital and asset retirement expenditures, is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of oil and natural gas sales following the deduction of royalties, production expenses and transportation costs. Working capital deficiency is defined as current assets less current liabilities, excluding any debt presented as a current liability. Funds generated from operations, operating netback and working capital deficiency do not have a standard meaning prescribed by Canadian Generally Accepted Accounting Principles ("GAAP") and therefore may not be comparable to other companies.*

Forward-looking statements *- This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Cyries' management at the time the statements were made. The reader should be aware that historical results are not necessarily indicative of future performance.*

HIGHLIGHTS

	Three months ended		*Six months ended*	
($000s, except per share data)	*June 30, 2006*	*June 30, 2005*	*June 30, 2006*	*June 30, 2005*
Total revenues	34,027	12,787	69,239	22,855
Net income	5,891	1,822	8,140	3,049
Net income per share - basic	0.15	0.07	0.21	0.12
Net income per share - diluted	0.14	0.06	0.19	0.10
Funds generated from operations	18,337	6,857	35,970	12,353
Funds generated per share - basic	0.47	0.26	0.92	0.47
Funds generated per share - diluted	0.42	0.22	0.83	0.41
Total assets	413,143	100,490	413,143	100,490
Bank debt	104,794	10,909	104,794	10,909
Working capital deficiency	11,280	7,413	11,280	7,413

The second quarter of 2006 was highlighted by higher crude oil and natural gas production than the comparative periods which more than offset a decrease in average commodity prices. The second quarter of 2006 included a future income tax recovery of $3,050 from the Federal and Alberta income tax rate decreases and a recovery of $958 of current tax and $251 of interest expense following the completion of an income tax audit. Before tax adjustments, earnings decreased 15 percent to $1,543 for the quarter ended June 30, 2006 from $1,822 in the comparable period in 2005 mainly due to a decrease in natural gas prices and an increase in depletion, depreciation and accretion. Together, the income tax adjustments resulted in an increase to net income of $4,259 or $0.11 per share. Net income per share increased 114 percent to $0.15 per share compared with $0.07 in the second quarter of 2005 while funds generated per share increased 81 percent to $0.47 per share.

Capital expenditures were $20,146 in the three months ended June 30, 2006. Drilling is limited in the second quarter as spring break-up restricts access to many of the Company's prospects in Northern Alberta. Cyries drilled 5.0 (2.9 net) natural gas wells in the second quarter with a 100 percent success rate. Capital expenditures for the quarter also include the costs associated with facilities and infrastructure to tie-in wells drilled in the first quarter. Average production increased to 8,172 boe/d from 2,768 boe/d in the comparative period in 2005. Compared to the first quarter of 2006 average production increased six percent from 7,675 boe/d.

DETAILED FINANCIAL ANALYSIS

Petroleum and natural gas production

	Three months ended		*Six months ended*	
	June 30, 2006	***June 30, 2005***	***June 30, 2006***	***June 30, 2005***
Oil *(bbls/d)*	1,263	474	1,222	461
Natural gas *(mcf/d)*	38,798	13,011	37,823	11,782
Natural gas liquids *(bbls/d)*	442	125	399	144
Total *(boe/d)*	8,172	2,768	7,925	2,569

Production for the three and six month periods ending June 30, 2006 increased significantly from the comparative period. The increase resulted from a combination of acquisition and drilling activity in the last half of 2005 and first two quarters of 2006. Natural gas production in the three and six months ended June 30, 2006 increased to 38,798 mcf/d and 37,823 mcf/d, compared to 13,011 mcf/d and 11,782 mcf/d for the respective three and six month periods ended June 30, 2005. Oil and liquids production in the three months ended June 30, 2006 increased to 1,705 boe/d compared to 599/d boe/d in the second quarter of 2005. In the six months ended June 30, 2006, oil and liquids production increased 168 percent to 1,621 boe/d.

Revenue

	Three months ended		*Six months ended*	
($000s)	***June 30, 2006***	***June 30, 2005***	***June 30, 2006***	***June 30, 2005***
Revenue				
Oil	8,548	2,588	15,359	4,898
Natural gas	22,870	9,643	49,457	16,811
Natural gas liquids	2,609	556	4,423	1,146
Total	34,027	12,787	69,239	22,855
Average sales price				
Oil *($/bbl)*	74.37	60.01	69.45	58.72
Natural gas liquids *($/bbl)*	4.83	48.85	61.19	43.91
Average liquids price	71.90	57.68	67.43	55.19
Natural gas *($/mcf)*	6.49	8.14	7.22	7.88
Total per boe *($/boe)*	45.76	50.77	48.27	47.24
Benchmark pricing				
Edmonton par - light oil *($/bbl)*	78.89	66.42	74.20	64.23
AECO-C Spot *($/mcf)*	6.02	7.45	6.75	7.15

In the three months ended June 30, 2006, revenues increased 166 percent to $34,027 from $12,787 in the comparative period in 2005. The increase in revenue was a result of the 195 percent increase in production volumes partially offset by a ten percent decrease in the average sales price. In the six month period ended June 30, 2006, revenues increased 203 percent to $69,239 from $22,855 in the comparative period in 2005. The increase in revenue was due to a 208 percent increase in production volumes partially offset by a two percent decrease in the average sales price. The decrease in the average sales price realized by Cyries is consistent with the decrease in benchmark natural gas prices. The average sales price for natural gas is at a premium to the AECO-C spot price due to the high energy content of the company's natural gas production. All the Company's production is sold on the spot market. Therefore, both the historical prices received and future prices expected fluctuate with the prevailing market prices of crude oil and natural gas.

Sales variance analysis

($000s)	*Three months ended June 30, 2006*	*Six months ended June 30, 2006*
Natural gas sales variance		
Volume increase	19,110	37,155
Price decrease	(5,882)	(4,508)
Net gas sales change	13,228	32,647
Crude oil and NGL sales variance		
Volume increase	5,808	10,146
Price increase	2,204	3,591
Net crude oil and NGLs sales change	8,012	13,737
Combined sales change	21,240	46,384

Royalties

Oil and natural gas royalties, net of the Alberta Royalty Tax Credit ("ARTC"), totaled $7,943 and $17,354 for the second quarter and first half of 2006, respectively, compared to $2,882 and $5,230 for the comparative periods in 2005. The increase is due to the increase in petroleum and natural gas sales. Royalties as a percentage of revenue increased slightly to 24 percent for the quarter ended June 30, 2006 and 25 percent for the six months ended June 30, 2006 from 23 percent for both comparative periods in 2005. ARTC was $125 for the three months ended June 30, 2006 (2005 - $125) and $338 for the six months ended June 30, 2006 (2005 - $324).

Operating netback and production expense

	Three months ended		*Six months ended*	
($000s)	*June 30, 2006*	*June 30, 2005*	*June 30, 2006*	*June 30, 2005*
Revenue	34,027	12,787	69,239	22,855
Royalty income	19	19	64	28
	34,046	12,806	69,303	22,883
Royalties	(7,943)	(2,882)	(17,354)	(5,230)
Production expense (net)	(5,644)	(1,755)	(11,209)	(3,192)
Transportation expense	(1,118)	(411)	(2,240)	(740)
Operating netback	19,341	7,758	38,500	13,721
Operating netback per boe	26.01	30.80	26.84	29.51

	Three months ended		*Six months ended*	
($000s)	*June 30, 2006*	*June 30, 2005*	*June 30, 2006*	*June 30, 2005*
Production expense gross	6,234	1,965	12,386	3,576
Overhead recoveries	(396)	(167)	(805)	(314)
Processing income	(194)	(43)	(372)	(69)
Production expense (net)	5,644	1,755	11,209	3,193
Production expense per boe (net)	7.59	6.97	7.81	6.86

The operating netback decreased to $26.01 per boe from $30.80 per boe for the quarter ended June 30, 2005 primarily due to a decrease in sales price. The operating netback decreased nine percent to $26.84 for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The decrease is due to higher operating costs, a decrease in sales price and an increase in royalties.

Net production expenses increased 222 percent in the three month period ended June 30, 2006 to $5,644 compared to $1,755 in the second quarter of 2005. Net production expenses for the six months ended June 30, 2006 increased 251 percent from $3,193 in the comparative period in 2005. The increase in production expense is due to the increased production and an increase in oil and natural gas production costs per boe. Production costs per boe increased nine percent to $7.59 from $6.97 in the three month period ended June 30, 2005. For the six months ended June 30, 2006, production costs per boe increased to $7.81, a 14 percent increase over the comparative period in 2005. The increase in operating costs per boe from the comparative period is due to higher operating costs in certain properties acquired in the third quarter of 2005 and a general upward trend in the cost of oil and gas services and supplies.

Transportation expense relates primarily to the cost of transporting natural gas on the main natural gas pipelines and a lesser amount for clean oil trucking charges. An increase in production volumes caused an increase in transportation costs to $1,118 for the three months ended June 30, 2006 from $411 for the comparative period in 2005. Transportation for the first half of 2006 increased to $2,240 from $740 for the first half of 2005. On per boe basis, transportation decreased eight percent to $1.50 and two percent to $1.56 for the respective three and six months ended June 30, 2006 when compared to the equivalent periods in 2005.

General and administrative expenses

	Three months ended		*Six months ended*	
($000s)	*June 30, 2006*	*June 30, 2005*	*June 30, 2006*	*June 30, 2005*
General and administrative expense (gross)	1,400	929	2,768	1,765
Overhead recoveries	(321)	(152)	(985)	(526)
General and administrative expense (net)	1,079	777	1,783	1,239
General and administrative *($/boe)*	1.45	3.08	1.24	2.66

General and administrative costs ("G&A") include costs incurred by the Company which are not directly associated with the exploration of oil and natural gas. G&A per boe decreased 53 percent to $1.45 in the second quarter of 2006 compared to $3.08 in the second quarter of 2005. On a per boe basis, G&A expenses decreased 53 percent to $1.24 per boe in the six months of 2006 from $2.66 per boe in 2005. G&A per boe has decreased due to increased production.

The Company does not capitalize corporate general and administrative expenses. General and administrative costs per boe are expected to average approximately $1.20 per boe for the remainder of 2006.

Depreciation, depletion and accretion

Depletion, depreciation and accretion ("DD&A") increased to $13,403 and $25,388 in the respective three and six month periods ended June 30, 2006 compared to $3,227 and $5,990 in the comparative periods in 2005. The increase is due to higher average production in 2006 and an increase in DD&A per boe. DD&A expense per boe for the first half of 2006 increased to $17.70 from $12.88 for the comparative period in 2005 as a result of the costs associated with both acquisitions and drilling in the last half of 2005 and the first two quarters of 2006. In determining the Company's depletion and depreciation, $18,720 (2005 - $7,503) of costs related to unproven properties and $13,711 (2005 - $3,661) of estimated salvage value was excluded from the costs subject to depletion. Future development costs required to complete wells for which proved reserves have been assigned of $6,657 (2005 - $3,475) were added to the Company's net book value in the depletion calculation.

Stock-based compensation

During the second quarter of 2006, stock-based compensation expense related to the outstanding stock options and Class B performance shares increased to $817 from $250 for the quarter ended June 30, 2005. Stock-based compensation expense for the first six months of 2006 was $2,569 compared to $952 for the comparative period in 2005. The increase in stock compensation expense is due to the expense associated with the stock options issued subsequent to June 30, 2005. At June 30, 2006 there were 3,072 stock options outstanding compared to 1,127 at June 30, 2005.

Income taxes

For the quarter ended June 30, 2006 the Company recorded a future income tax recovery of $1,774 (2005 - expense of $1,558) and current income tax recovery of $1,004 (2005 expense of $30). In the six month period ended June 30, 2006 the future income tax recovery was $127 (2005 expense of $2,362) and the current income tax recovery was $843 (2005 - expense of $39). In the second quarter of 2006 the company recognized recoveries for future income tax of $3,050 and current income tax of $89 as result of substantially enacted reductions in the Alberta and Federal corporate income tax rates for the current and future years.

In the fourth quarter of 2005 the Company recorded current income taxes of $1,798 and interest expense of $607 for the estimated impact of an income tax audit. In August 2006 the audit has been substantially completed resulting in a reduction to current income tax expense of $958 and interest expense of $251 in the second quarter of 2006.

At June 30, 2006 the Company estimates that tax pools of $196.8 million are available for deduction against future taxable income. No qualifying CEE or CDE expenditures related to the July 2006 flow-through share issue had been incurred as of June 30, 2006.

($ million)	*2006*
Canadian oil and gas property expense	48.0
Canadian development expense	67.6
Canadian exploration expense	14.4
Undepreciated capital costs	61.4
Share issue costs	5.4
Total	196.8

Capital expenditures

($000s)	*Three months ended* *June 30, 2006*	*June 30, 2005*	*Six months ended* *June 30, 2006*	*June 30, 2005*
Land acquisitions	701	3,134	4,821	4,620
Property acquisitions (net)	79	16	4,829	(146)
Geological and geophysical	2,119	769	2,828	1,493
Drilling and completions	10,438	8,694	44,071	27,363
Equipment and facilities	6,766	1,513	22,266	6,650
Other	43	22	80	25
Total capital expenditures	20,146	14,148	78,895	40,005

In the second quarter, Cyries drilled 5.0 gross natural gas wells (2.9 net) with a 100 percent success rate. In the first half of 2006, the Company drilled 33.0 gross wells (25.9 net) with a 94 percent success rate. Of the total wells drilled, 28.0 (22.3 net) were natural gas wells and 2.0 (2.0 net) were oil wells. Facility expenditures for the period relate primarily to the costs associated with connecting successful wells to existing infrastructure and costs related to a gas plant.

The Company expects to spend approximately $130,000 in 2006 of which $50,000 will be incurred in the second half of the year drilling an additional 35 to 40 gross wells. Fluctuations in crude oil and natural gas prices will have a large impact on the Company's capital program. The Company will monitor the capital program with the current price outlook and adjust it accordingly.

	Three months ended				*Six months ended*			
	June 30, 2006		*June 30, 2005*		*June 30, 2006*		*June 30, 2005*	
	Gross wells	*Net wells*	*Gross wells*	*Net wells*	*Gross wells*	*Net wells*	*Gross wells*	*Net wells*
Gas	5.0	2.9	5.0	2.7	28.0	22.3	17.0	13.2
Oil	-	-	-	-	2.0	2.0	2.0	1.2
Dry	-	-	1.0	1.0	3.0	1.6	1.0	1.0
Total	5.0	2.9	6.0	3.7	33.0	25.9	20.0	15.4
Success *(%)*		100%		73%		94%		94%

Share capital

(000s)	
Weighted average common shares outstanding at June 30, 2006	
Basic	39,266
Diluted	43,274
Outstanding securities at August 14, 2006	
Common shares	41,100
Warrants	3,964
Performance shares	599
Stock options	3,227
Total outstanding securities at August 14, 2006	48,890

During the six month period ended June 30, 2006, the company issued 1,415 stock options to employees and directors. The options vest over four years and are exercisable into common shares at an average price of $13.36. At June 30, 2006 the Company had 3,072 options outstanding with an average exercise price of $11.67.



On July 6, 2006, the Company issued 1,225 flow-through common shares ("CEE Flow-Through Shares) at a price of $13.10 per share for proceeds of $16,047. In addition to the CEE Flow-Through Share issuance, certain directors, officers and employees of the Company together with certain other persons or companies have purchased 602 flow-through shares ("CDE Flow-Through Shares") at a price of $11.60 for proceeds of $6,983. The purchasers of the CEE Flow-Through Shares will be entitled to renunciation of Canadian exploration expenses from the Company, whereas purchasers of the CDE Flow-Through Shares will be entitled to renunciation of Canadian development expenses from the Company. Proceeds from the offerings will accelerate portions of the Company's 2006 capital budget.

Liquidity and capital resources

At June 30, 2006 the Company had bank debt of $104,794 and a working capital deficiency of $11,280. In the second quarter, the Company's bank lines were increased to $120 million following the completion of the bank's semi-annual review. The Company's bank line is subject to semi-annual review with the next review occurring in the fall of 2006.

The 2006 capital program is anticipated to be $130 million and will be funded through a combination of funds generated from operations, proceeds from the July 2006 flow-through share offering and bank debt. The growth in production has increased the Company's ability to fund the capital program with internally generated funds. Fluctuations in crude oil and natural gas prices will have a large impact on the Company's capital program and working capital position. The Company will monitor the capital program with the current price outlook and adjust it accordingly.

Commodity prices and production volumes have the largest impact on the ability for Cyries to generate adequate cash flow to meet all of its obligations. A prolonged decrease in commodity prices would negatively affect funds generated from operations and would also likely result in a reduction in the amount of bank loan available. If the capital expenditure program does not result in sufficient additional reserves and/or production it would likely have a negative impact on the Company's ability to carry out its planned capital program.

Quarterly financial and operational information

	Q2 2006	*Q1 2006*	*Q4 2005*	*Q3 2005*	*Q2 2005*	*Q1 2005*	*Q4 2004*	*Q3 2004*
Average gas price *($/mcf)*	6.49	8.02	12.14	9.92	8.14	7.56	7.19	6.85
Average liquids price *($/boe)*	71.90	62.41	63.61	66.77	57.68	52.70	50.31	49.77
Average sales price *($/boe)*	45.76	50.98	70.69	61.26	50.77	47.24	45.19	43.95
Average production *(boe/d)*	8,172	7,675	6,522	5,525	2,768	2,368	1,644	1,142
Petroleum and natural gas sales	34,027	35,212	42,419	31,140	12,787	10,069	6,834	4,518
Royalties	7,943	9,411	11,394	7,125	2,882	2,348	1,226	1,086
Operating expenses	5,644	5,564	4,804	3,992	1,755	1,438	1,075	688
General and administrative expenses	1,079	704	1,115	648	777	462	519	435
Funds generated from operations	18,337	17,632	20,861	17,650	6,857	5,496	3,783	2,167
Per share basic	0.47	0.45	0.53	0.47	0.26	0.21	0.16	0.09
Per share diluted	0.42	0.41	0.48	0.42	0.22	0.19	0.14	0.08
Net earnings	5,891	2,249	5,682	6,101	1,822	1,227	1,171	379
Per share basic	0.15	0.06	0.14	0.16	0.07	0.05	0.05	0.02
Per share diluted	0.14	0.05	0.13	0.15	0.06	0.04	0.04	0.01
Total assets	413,143	411,463	364,230	326,177	100,490	94,901	69,711	59,537
Bank debt and working capital deficiency (excess)	116,074	114,338	73,220	56,238	18,322	10,654	9,313	(3,581)

Production

Production during the second quarter of 2006 increased six percent to 8,172 boe/d compared to 7,675 boe/d in the prior quarter. The production increase is primarily due to successful drilling in the Deep Basin/ Peace River Arch area in first half of 2006.

Petroleum and natural gas sales

Oil and natural gas revenues decreased three percent in the second quarter of 2006 compared to the first quarter 2006 as average oil and natural gas price decreased by ten percent while production volumes increased six percent.

Royalties

Royalties, net of ARTC, decreased 16 percent to $7,943 when compared to the first quarter of 2006 as oil and natural gas prices decreased in the quarter. As a percentage of sales, royalty rates decreased two percent in the second quarter of 2006 compared to the previous quarter primarily as a result of an increase in the gas cost allowance.

Operating expenses

Operating expenses increased one percent compared to the first quarter of 2006 due to an increase in production volumes. On a per boe basis, operating expenses decreased to $7.59 compared to $8.06 per boe in the previous quarter as a result of operating efficiencies and increased volumes.

General and administrative expenses

Net G&A expense increased 53 percent to $1,079 from $704 in the first quarter of 2006. The increase in net G&A in the second quarter is due primarily to a decrease in capital overhead recoveries. G&A per boe was $1.45 in the second quarter of 2006 increasing from $1.02 per boe in the first quarter of 2006.

Net earnings and funds generated from operations

Net earnings for the second quarter of 2006 increased primarily due to income tax recoveries in the second quarter. The Company recorded an income tax recovery of $3,050 related to a decrease in the Federal and Alberta corporate income tax rates. In addition, the charge to income taxes and interest expense in the fourth quarter of 2005, relating to an income tax audit, was reduced by $1,209 as the expense originally estimated was reduced following the completion of the audit. Net earnings of $5,891 ($0.15 per basic share) in the second quarter of 2006 increased 162 percent from $2,249 recorded in the prior quarter as the impact of lower oil and gas prices was more than offset by increased production.

Funds generated from operations increased four percent in the second quarter of 2006 to $0.47 per share when compared to the previous quarter. A reduction of current income taxes and interest expense totaling $1,209 following the completion of an income tax audit offset a ten percent decrease in oil and natural gas prices.

Total assets

Total assets increased one percent to $413,143 at the end of the second quarter of 2006 compared to the prior quarter. The increase is attributable to drilling and capital spending in the second quarter of 2006. The capital expenditures in the second quarter of 2006 included $701 of land acquisitions, $79 of net property acquisitions, $2,119 of geological and geophysical activities, $10,438 in drilling and completions and $6,766 in equipment and facilities.

Working capital deficiency

The bank and working capital deficiency has increased in the second quarter of 2006 as a result of funding the corporation's capital expenditure program. The Company anticipates being able to complete the remainder of its capital program through a combination of debt, working capital and cash flow.

RISKS

The business of Cyries is subject to certain risks. Prior to making any investment decision regarding Cyries investors should carefully consider, among other things, the risks described under the heading "Risks and Uncertainties" set forth in Cyries Management's Discussion and Analysis (the "Annual MD&A") for the year ended December 31, 2005 and under the heading "Risk Factors" in the Annual Information Form of Cyries (the "AIF") for the year ended December 31, 2005. These risk factors are incorporated by reference herein.

Cyries' Annual MD&A and AIF can be located at www.sedar.com or www.cyries.com. To the extent investors do not have access to the internet, copies of the Annual MD&A can be obtained on request without charge by contacting Cyries at (403) 262-9609 at 3200, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6.

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Cyries Energy Inc.
3200, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6

2. Date of Material Change:

October 4, 2006

3. News Release:

A press release disclosing the nature and substance of the material change was issued on October 4, 2006 through the facilities of CCN Matthews.

4. Summary of Material Change:

On October 4, 2006, Cyries Energy Inc. ("Cyries") announced that it had signed a definitive agreement with Dual Exploration Inc. ("Dual") (the "Acquisition Agreement") pursuant to which Cyries agreed to make an offer to acquire all of the issued and outstanding common shares (the "Dual Shares") of Dual (on a fully diluted basis) by way of a take-over bid (the "Offer") for consideration of 0.167 of a Cyries common share for each Dual Share.

5. Full Description of Material Change:

Acquisition Agreement

The following summarizes the key provisions of the Acquisition Agreement. Capitalized terms not defined herein shall have the meaning attributed to them in the Acquisition Agreement. The full text of the Acquisition Agreement can be found at *www.sedar.com*.

The Offer

Cyries and Dual entered into the Acquisition Agreement pursuant to which Cyries agreed to make the Offer. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, at least 66 2/3% of the outstanding Dual shares being validly deposited and not withdrawn under the Offer and receipt of all necessary regulatory approvals.

Approval by the Board of Directors

Under the Acquisition Agreement, Dual confirmed to Cyries that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of the opinion from Clarus Securities Inc., unanimously (i) approved the Offer; (ii) determined that the Offer is fair, from a financial point of view, to holders of Dual Shares, and is in the best interests of Dual and the holders of Dual Shares; and (iii) resolved to recommend acceptance of the Offer by holders of Dual Shares.

Cease Negotiation

Pursuant to the Acquisition Agreement, Dual also agreed with Cyries that it would immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations with any parties (other than Cyries or its affiliates) conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal. Further, Dual agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would exercise all rights to require the return of all information provided to any third parties who have had discussions or negotiations or have entered into confidentiality agreements with Dual.

No Solicitation

Dual also agreed in the Acquisition Agreement that it would not, nor authorize or permit any person or any of its representatives, directly or indirectly, to solicit, initiate or encourage or engage in any discussions or negotiations or take any action in respect of, or which may reasonably be expected to lead to a Take-over Proposal. In addition, Dual agreed that it would not provide or furnish to any party any information concerning Dual and its business, properties and assets in respect of or which may reasonably be expected to lead to a Take-over Proposal or accept, recommend, approve or enter into any agreement to implement any Take-over Proposal. Neither Dual nor its representatives may provide or furnish any information to any party in respect of the foregoing unless Dual shall have entered into a confidentiality and standstill agreement with such party containing customary terms. The foregoing does not prevent the board of directors of Dual from (i) engaging in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by Dual or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, provide or furnish such third party with information concerning Dual and its business, properties and assets and participate in or take any other action if such party has first made a *bona fide* written Take-over Proposal and the Board of Directors of Dual has determined that such Take-over Proposal is a Superior Take-over Proposal and further determines in good faith, after considering applicable law and receiving the advice of outside legal counsel that such action is required for the Board of Directors of Dual to comply with its fiduciary duties under applicable law; (ii) complying with applicable Securities Laws relating to the provision of directors' circulars, and making appropriate disclosure with respect to any such Take-over Proposal to Shareholders; and (iii) accepting, recommending, approving or entering into any agreement to implement a Superior Take-over Proposal and releasing the party making the Superior Take-over Proposal from any standstill provisions, but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors of Dual shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Cyries during the seventy-two (72) hour notice period set forth below and after receiving the advice of outside counsel, that such action is required by the Board of Directors of Dual to comply with its fiduciary duties under applicable law.

Right to Match

Upon receipt of a Take-over Proposal, Dual agrees to provide immediate notice thereof to Cyries and shall provide Cyries with a copy or written description of any such Take-over Proposal and any amendments thereto. Dual has also agreed to notify Cyries immediately if the board of directors of Dual determines that any *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal. Dual has further agreed that for a period of 72 hours from the time that Dual notifies Cyries of the fact that the board of directors of Dual has determined that a *bona fide* written Take-over Proposal constitutes a Superior Take-over Proposal, the board of directors of Dual agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and not to release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer. In addition, during such 72 hour period, Dual shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Cyries to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Cyries to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event Cyries proposes to amend the Acquisition Agreement and the Offer to provide that the holders of Dual Shares shall receive a value per Dual Share equal to or having a value greater than the value per Dual Share provided in the Superior Take-over Proposal and so advises the board of directors of Dual prior to the expiry of such 72 hour period, the board of directors of Dual shall not accept, recommend, approve or enter into any agreement to implement such Superior Take-over Proposal and shall not release the party making the Superior Take-over Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

Waiver of Conditions

Cyries is permitted under the Acquisition Agreement to, in its sole discretion: (i) waive any term or condition of the Offer for its benefit provided that if Cyries takes up and pays for any Dual Shares, it shall acquire not less than the Minimum Required Shares; and (ii) vary any term or condition of the Offer, provided that Cyries shall not without the prior written consent of Dual, acting reasonably: (A) reduce the number of Dual Shares for which the Offer is made; (B) decrease or change the form of the consideration to be paid for each Dual Share; or (C) amend the Offer or modify the conditions to the Offer in a manner that in either case is adverse to the holders of Dual Shares provided that an extension of the Offer shall not constitute an amendment of the Offer or a modification of the conditions to the Offer that is, in either case, adverse to the holders of Dual Shares. In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Cyries has agreed to extend the Offer for a period of not less than 10 days past the Initial Expiry Time pending receipt of such approval.

Non-Completion Fee

Dual has agreed to pay to Cyries a non-completion fee of $2 million within 24 hours after the first to occur of any of the following events (provided there is no material breach or non-performance by Cyries of a material provision of the Acquisition Agreement):

(a) the board of directors of Dual shall or shall resolve to: (1) fail to make any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement; or (2) withdraw, modify or change any of its recommendations, approvals, resolutions or determinations as contemplated in the Acquisition Agreement in a manner adverse to Cyries; or (3) fail to publicly reaffirm its recommendation of the Offer within 10 days of the public announcement of another *bona fide* Take-over Proposal;

(b) the board of directors of Dual shall have recommended that Dual's Shareholders deposit their Dual Shares under, vote in favour of, or otherwise accept, a Take-over Proposal or shall resolve to do so;

(c) Dual shall have entered into any agreement with any person providing for a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement ; or

(d) a Take-over Proposal is publicly announced, proposed, offered or made to Dual's Shareholders prior to the Expiry Time, and at the Expiry Time the Minimum Condition has not been satisfied.

In the event that a Take-over Proposal is publicly announced or made as contemplated by subsection (d) above, Dual agrees to deliver to Cyries within three (3) Business Days, an irrevocable letter of credit, in form and substance satisfactory to Cyries, payable by a Canadian chartered bank in the amount of the non-completion fee. Any payment of the non-completion fee by Dual as described above shall be without prejudice to the rights or remedies available to Cyries upon the breach of any provision of the Acquisition Agreement.

Board of Directors of Dual

Dual has agreed that within 24 hours following the acquisition by Cyries of more than the Minimum Required Shares, Dual shall assist Cyries to obtain the resignations of all Dual directors and to use its best efforts to cause the appointment of Cyries nominees to fill the vacancies created.

Termination

The Acquisition Agreement may be terminated by written notice given to the other Party, at any time prior to the time that the Offeror first takes-up and pays for Dual Shares:

(a) by mutual written consent of Cyries and Dual;

(b) by Cyries if the conditions to the Offer have not been satisfied or waived by Cyries on or before the Expiry Time;

(c) by either Cyries or Dual if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate the Acquisition Agreement pursuant to this section shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either Cyries or Dual if any representation or warranty by the other Party contained in the Acquisition Agreement shall have been determined by Cyries or Dual to be materially inaccurate (or, in the case of representations and warranties that are themselves qualified by a materiality limitation, determined to be inaccurate) or if either Cyries or Dual determines the other Party has breached or failed to comply with, in any material respect, any of its covenants or obligations contained in the Acquisition Agreement;

(e) by either Cyries or Dual if the non-completion fee described herein becomes payable (provided that for the purposes of a termination by Dual, Dual must have first paid the non-completion fee described herein);

(f) by either Cyries or Dual if the Take-up Date has not occurred within 90 days following the Initial Expiry Time; or

(g) by Dual if the board of directors of Cyries accepts, approves or recommends or enters into any agreement, undertaking or arrangement in respect of any proposal or offer by a third person to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of Cyries' assets or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding common shares of Cyries whether by way of a take-over bid, arrangement, amalgamation, merger, consolidation or other business combination.

Lock-Up Agreements

Cyries has entered into Lock-up Agreements pursuant to which certain of the directors and officers of Dual have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances, the Dual Shares beneficially owned by them and all Dual Shares they shall acquire at least five days before the Initial Expiry Time pursuant to the exercise of Dual Options and Dual Warrants, representing an aggregate of 9,579,577 Dual Shares (which includes Dual Shares issuable upon exercise of "in-the-money" Dual Options and Dual Warrants held by the Locked-up Securityholders) or approximately 27.5% of the currently issued and outstanding Dual Shares (calculated on a diluted basis).

The directors and officers that have entered into Lock-Up Agreements with Cyries are entitled to withdraw all of the Dual Shares deposited pursuant to the Offer in the event that the Acquisition Agreement is terminated in accordance with its terms.

Offer and Circular

Cyries has agreed to mail the Offer as soon as practicable and in any event not later than October 31, 2006. The Offer will be open for thirty-five (35) days from the date of mailing, unless extended by Cyries, and is conditional upon, among other conditions, at least 66 2/3% of the outstanding Dual shares being validly deposited and not withdrawn under the Offer and receipt of all necessary regulatory approvals.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

The name and business telephone number of the executive officer of Cyries who is knowledgeable of the material change and this report is:

Donald A. Archibald, Chairman and Chief Executive Officer
Cyries Energy Inc.
3200, 500 - 4th Avenue SW
Calgary, Alberta T2P 2V6

Phone: (403) 262-9609
Fax: (403) 262-0055

DATED October 13, 2006 at the City of Calgary, in the Province of Alberta.



PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Cyries Energy Inc. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYRIES ENERGY INC.

Dated: October 24, 2006

By: 

David Gillis
Treasurer

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